ARS

Team Financial, Inc.

2006 Annual Report and Form 10-K

Team Financial, Inc.

Dear Fellow Shareholders:

Overall, 2006 was a year full of rewards, challenges and achievements for Team Financial, Inc. We accomplished double digit loan growth for the second straight year. Our loan portfolio increased approximately $66.3 million, or 15.8%, from the previous year end. We funded this loan growth with a $55.0 million, or 10.8% increase in total deposits, and a decrease in investment securities of $11.3 million, or 5.9%. Even with the competitive pressure for deposits and loans, and the inverted yield curve, we have successfully managed strong growth. The internal elements are in place to continue the growth as long as the Kansas City and Colorado Springs market economics remain strong. Our credit quality remains good even with the increase in our non-performing loans. Our non-performing loans are well secured with real estate and actively being worked. We were able to achieve an increase in earnings of 6 cents per share, on a fully diluted basis.

The most significant income change over the previous year was the $2.6 million, or 12%, increase in net interest income. Our loan growth and net interest margin improvement of 15 basis points shows that our focus on controlled growth continues to be a successful strategy for your Company.

In September, we redeemed $15.5 million fixed-rate trust preferred securities and reissued $22 million of variable rate trust securities. By reducing the effective interest rate of the trust preferred securities, we expect to save approximately $338,000 pre-taxed annually based on the current variable rate. In doing so, we incurred a one time pre-tax charge of $824,000, which was the unamortized portion of the original offering cost.

Team Financial, Inc. continues to have a very strong capital base. Our $50.5 million in equity including our trust preferred securities, allows us the opportunity to grow and further enhance shareholder value.

We plan to continue our growth and expansion into high-growth markets through new loan production offices and the addition of new branches. In connection with growth, our new location in Falcon, Colorado is set to open this month. We also expect to open our new branch in Ottawa, Kansas and our new office in Lee Summit, Missouri sometime this summer.

The success of Team Financial, Inc. has been due to the dedication, skills and experience of our employees. Through their efforts, the Company made a significant move forward to meet our strategic long term goal of adding to our Company value and making our customers financially successful. In 2006, we added to our leadership team to help meet our strategic long term goal. Rick Tremblay joined Team Financial, Inc. in July as our Chief Financial Officer. Rick has over 25 years of publicly traded banking experience in larger organizations than ours. Jim Rawlings joined us as our Human Resource Director with over 30 years of experience also with a larger institution. Jim Engelhart is our Chief Credit Administrator with over 30 years experience with the OCC and was with a publicly traded institution before coming to work for Team Financial, Inc.

Your support as a shareholder and customer is very important to us. We thank you for your investment in Team Financial, Inc.

Sincerely,

Robert J. Weatherbie

Robert J. Weatherbie
Chairman and Chief Executive Officer

April 20, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2006 or**

☐ **Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from to**

Commission File Number: 000-26335

TEAM FINANCIAL, INC.
(Exact name of registrant as specified in its charter)

KANSAS	**48-1017164**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8 West Peoria, Suite 200, Paola, Kansas, 66071
(Address of principal executive offices) (Zip Code)

Registrant's telephone, including area code: **(913) 294-9667**

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common stock, no par value
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulations S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based upon the closing price of $15.00 per share as reported on June 30, 2006 on the Nasdaq Global Market, was $35,608,125.

There were 3,573,459 shares of the Registrant's common stock, no par value, outstanding as of March 30, 2007.

DOCUMENTS TO BE INCORPORATED BY REFERENCE

Portions of Registrant's definitive proxy statement for its 2007 Annual Meeting of Shareholders to be filed within 120 days of December 31, 2006 will be incorporated by reference into Part III of this Form 10-K.

Table of Contents

PART I

Item 1. Business

The Company and Subsidiaries

Team Financial, Inc. (the "Company", "management", "we", "our", "us") is a financial holding company as defined under the Bank Holding Company Act of 1956, incorporated in the State of Kansas. Our principal executive offices are located at 8 West Peoria, Paola, Kansas 66071. The Company presently owns all of the outstanding capital stock of its two wholly owned banking subsidiaries, TeamBank, N.A. ("TeamBank") and Colorado National Bank. Our common stock is listed on the Nasdaq Global Market under the symbol "TFIN".

We offer a broad range of community banking and financial services through 18 locations in Kansas, Missouri, Nebraska and Colorado through our banking subsidiaries, TeamBank and Colorado National Bank. Our presence in Kansas consists of seven locations in the Kansas City metropolitan area and three locations in southeast Kansas. We operate two locations in western Missouri, three in metropolitan Omaha, Nebraska, and three in metropolitan Colorado Springs, Colorado. We intend to open at least two new branches in 2007, one in Falcon, Colorado during the second quarter, and one in Lee's Summit, Missouri during the third quarter.

We were formed in 1986 when our founders, along with an Employee Stock Ownership Plan (ESOP), purchased a one-bank holding company in Paola, Kansas, in a leveraged transaction. Since formation, we have grown from $85 million in assets to $756 million in assets as of December 31, 2006. This growth was achieved through a combination of bank and branch acquisitions, the establishment of new branches and by internal growth. In 1999 our common stock began trading on the Nasdaq National Market, now known as the Nasdaq Global Market, upon completion of a public offering of our common stock.

The ESOP owned 24.7% of our outstanding common stock as of December 31, 2006. Management believes the ESOP reflects our corporate culture in that employees are the integral component of a financial institution. Management intends to continue the ESOP, as it is a significant incentive to attract and retain qualified employees.

We serve the needs and cater to the economic strengths of the local communities in which we operate and strive to provide a high level of personal and professional customer service. We offer a variety of financial services to our retail and commercial banking customers including personal and corporate banking services, mortgage banking, trust and estate planning, and personal investment financial counseling services.

Our assortment of lending services includes:

- mortgages for multi-family real estate;
- commercial real estate loans;
- commercial loans to businesses, including revolving lines of credit and term loans;
- real estate development loans;
- construction lending;
- agricultural lending;
- a broad array of residential mortgage products, both fixed and adjustable rate;
- consumer loans, including home equity lines of credit, auto loans, recreational vehicle, and other secured and unsecured loans; and

- specialized financing programs to support community development.

Our assortment of deposit instruments include:

- multiple checking and NOW accounts for both personal and business accounts;
- various savings accounts, including those for minors;
- money market accounts;
- tax qualified deposit accounts such as Health Savings Accounts and Individual Retirement Accounts; and
- a broad array of certificate of deposit products.

We also support our customers by providing services such as:

- telephone and internet banking;
- debit cards and credit cards;
- functioning as a federal tax depository;
- access to merchant bankcard services; and
- various forms of electronic funds transfer.

Through our trust and estate planning and our investment financial counseling services, we offer a wide variety of mutual funds, equity investments, and fixed and variable annuities.

We participate in the wholesale capital markets through the management of our investment securities portfolio and our use of various forms of wholesale funding. Our investment securities portfolio contains a variety of instruments, including callable debentures, taxable and nontaxable debentures, fixed and adjustable rate mortgage backed securities and collateralized mortgage obligations.

Our results of operations depend primarily on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Our operations are also affected by non-interest income, such as service charges, trust fees, and gains and losses from the sale of mortgage loans. Our principal operating expenses, aside from interest expense, consist of compensation and employee benefits, data processing expenses, occupancy costs, and provisions for loan losses.

Recent Developments

On February 25, 2005, we completed the sale of Team Insurance Group, Inc., our insurance agency subsidiary. This subsidiary was operated as a subsidiary of TeamBank from December of 2002 until December 2004 and offered employee benefit insurance and property and casualty insurance to businesses and individuals. We sold all the issued and outstanding shares of the subsidiary to an unaffiliated third party, for total cash consideration of $6.8 million. Our investment in this subsidiary as of February 25, 2005 was approximately $7.0 million. As a result of the sale, the operations related to this subsidiary have been reclassified in discontinued operations in the consolidated financial statements and related notes in this report. A loss on the sale of the subsidiary of approximately $164,000 was recorded in the second quarter of 2005 upon finalization of the selling price and is presented in our consolidated financial statements, net of tax, in loss from discontinued operations. The sale was effective December 31, 2004 and, therefore, the operating activities of the insurance subsidiary during 2005 were assumed by the new owners. Pursuant to the notice provisions of the agreement, the buyer had until August 25, 2006 to present any breach of warranty or representations claims. The buyer did present breach of warranty and representation claims within the allotted timeframe; however, we disagree with the buyer on the validity of those claims.

On February 6, 2007, a complaint was filed by the buyer in the United States District Court for the Northern District of Oklahoma against the Company and certain officers of the Company, claiming breach of contract, negligent misrepresentation, fraud and misrepresentation and civil conspiracy in connection with the sale of the insurance agency subsidiary that was sold to the buyer. Damages sought from the defendants include not less than $10 million in actual damages, not less than $10 million for consequential, and not less than $10 million for punitive damages. We believe the claims are without merit, and we are pursuing a vigorous defense as well as available counterclaims against the plaintiff.

During the second quarter of 2006, we redeemed all of the Team Financial Capital Trust I 9.50% Trust Preferred Securities, due August 10, 2031, at a redemption price equal to 100% of the principal amount of the Trust, or $15.5 million, plus interest accrued and unpaid through September 17, 2006. As a result of the redemption of the securities, we incurred a pretax charge, recorded as "trust preferred securities redemption amortization" to earnings of approximately $823,000. This charge was the unamortized portion of the offering cost that was being amortized over the original 30-year life of the debentures.

To fund the redemption, we replaced the called debentures on September 14, 2006 with Team Financial Capital Trust II, a pooled trust preferred security of $22.0 million at a variable rate of 1.65% above the 90-day LIBOR. The new trust preferred securities have a 30-year term maturing on October 7, 2035 with a call option five years after the issuance date. The new trust preferred securities did not have a placement or annual trustee fee associated with it. The Company expects to save approximately $338,000 annually, based on the reduction in interest rates at the time of restructuring.

We plan to open at least two de novo branches in 2007. We expect to open our new location in Falcon, Colorado during the second quarter of 2007 and our Lee's Summit, Missouri branch is expected to open during the third quarter of 2007. The opening of these branches is part of our strategy to continue our expansion in the Colorado Springs and Kansas City metropolitan areas.

Competition

The banking industry nationally and in our market areas is highly competitive. In our market areas, there are numerous small banks and several national and regional financial banking groups. We also compete with savings and loan associations, credit unions, leasing companies, mortgage companies, and other financial service providers. Many of these competitors have capital resources and legal lending limits substantially in excess of our capital resources and legal lending limits.

We compete for loans and deposits principally based on the availability and quality of services provided, responsiveness to customers, interest rates, loan fees and office locations. We actively solicit deposit customers and compete by offering them high quality customer service, a complete product line and competitive interest rates and terms. We believe our personalized customer service, broad product line, competitive pricing and our banking franchise enables us to compete effectively in our market areas.

In order to compete with other financial service providers, we rely upon local community involvement, personal service, and the resulting personal relationships of our staff and customers, and the development and sale of products and services tailored to meet our customers' needs.

We face competition for our personnel. We compete for our personnel by offering competitive wages and benefit packages in our respective markets and by offering a pleasant work environment through our emphasis on a community banking culture. Management also believes that the ESOP contributes to our ability to effectively retain personnel in our market areas because it provides incentives for employees to continue their employment and motivation to enhance shareholder value.

We also face significant competition from other financial institutions for any potential acquisitions. This competition can increase purchase prices to levels beyond our financial capability or to levels that would not result in economical returns on our investment.

We have two wholly owned bank subsidiaries. The table below presents information concerning these subsidiaries.

Name of Bank	Number of locations	Legal Lending Limit	Asset size at December 31, 2006
		(In millions)	
TeamBank, N.A. .... Paola, Kansas a national banking association	15	$8.2	$636
Colorado National Bank .... Colorado Springs, Colorado, a national banking association	3	1.5	124

Market Areas Served

TeamBank

TeamBank has banking locations in Kansas, Missouri, and Nebraska. TeamBank's primary Kansas service area is in the Kansas City metropolitan area.

TeamBank's Miami County branches are located in Paola, the county seat of Miami County, Osawatomie, the second largest city in the county and Spring Hill, a community developed across the Miami County and Johnson County border. TeamBank's Johnson County branches are located in Prairie Village and De Soto, Kansas. TeamBank also operates a branch in Ottawa, Kansas, the county seat of adjoining Franklin County; Iola, Kansas, the county seat of Allen County; and operates two locations in Parsons, Kansas of Labette County. TeamBank's Missouri service areas are in Barton and Vernon counties, which adjoin each other and are located in the southwest section of Missouri near the Kansas-Missouri border. TeamBank. also operates three facilities in the Omaha, Nebraska metropolitan area. The primary Nebraska service areas are in Washington and Sarpy Counties.

Colorado National Bank

Colorado National Bank, located in Colorado Springs, Colorado, serves El Paso County and Teller County, which are located along the front range of the Colorado Rocky Mountains. The bank operates two full service branches in Colorado Springs and a third branch located in Monument, Colorado, which is a community located between Denver and Colorado Springs, along the growing Interstate 25 corridor. During the second quarter of 2007, we expect to open our new location in Falcon, Colorado, which is situated just east of Colorado Springs on Highway 24.

Growth and Operating Strategies

Our operating strategy is to serve the needs and cater to the economic strengths of the local communities in which we operate and strive to provide a high level of personal and professional customer service. Our banks do this by offering a variety of financial products and services to our retail and commercial banking customers.

Our growth strategy is focused on our expansion in our existing markets through internal growth, establishing new branches and a combination of mergers and acquisitions.

Mergers and Acquisitions and Branch Location Expansion

Management believes that the consolidation in the banking industry, along with the easing of legal requirements of branch banking throughout Kansas, Missouri, Nebraska, and Colorado, increased regulatory requirements, and concerns about technology, are likely to lead owners of community banks within these areas to explore the possibility of sale or combination with broader-based financial service companies such as ourselves. In addition, branching opportunities can arise from time to time as a result of divestiture of branches by large national and regional bank holding companies of certain overlapping branches resulting from consolidations. As a result, branch locations have become available for purchase. We completed three branch acquisitions and three bank holding company acquisitions from 1997 through 2003.

Management's strategy in assimilating mergers or acquisitions is to emphasize revenue growth and to continuously review the operations of the combined entities and streamline operations where feasible. Management does not believe that implementing wholesale cost reductions in combined institutions after an acquisition is beneficial to our long-term growth, because significant changes in community banks can have an adverse impact on customer satisfaction in the institution's community. However, from time to time, management has determined that certain human resource, operations, and accounting functions can be consolidated immediately upon acquisition to achieve greater efficiencies without compromising customer service.

On an ongoing basis, management reviews opportunities to expand through the acquisition of branches or developing de novo branches. Because of the economic growth over the past several years in the Omaha, Nebraska area, the Colorado Springs, Colorado area, as well as the Kansas City metropolitan area, management may consider further branch expansion in these areas. However, we will not rule out branch expansion in other areas experiencing economic growth.

Management considers a variety of criteria when evaluating potential merger or acquisition candidates or branching opportunities. These include:

- the market location of the potential merger or acquisition target or branch and demographics of the surrounding community;
- the financial soundness of a potential target;
- opportunities to improve the efficiency and/or asset quality of a target;
- the effect of the transaction on income per share and book value, generally seeking only those transactions that will be accretive to income within 18 months;
- whether we have sufficient management and other resources to integrate the operations of the target or branch; and
- the investment required for, and opportunity costs of, the merger or acquisition or branch.

Internal Growth

We believe that our largest source of internal growth is through our ongoing solicitation practices conducted by bank presidents, market leaders and lending officers, followed by referrals from customers. The primary reason for referrals is positive customer feedback regarding our products, customer service and response time.

Our goal in continuing our expansion is to maintain a profitable, customer-focused financial institution. We believe that our existing structure, management, data and operational systems are sufficient to achieve further internal growth in asset size, revenues, and capital without proportionate increases in operating costs. This internal growth should also allow us to increase the legal lending limits of our banks, thereby enabling us to increase our ability to serve the needs of existing and new customers. Our operating strategy has always been to provide high quality community banking services to our customers and increase market share through active solicitation of new business, repeat business, referrals from customers, and continuation of selected promotional strategies.

For the most part, our banking customers seek a banking relationship with a service-oriented community banking organization. Our operational systems have been designed to facilitate personalized service. Management believes our banking locations have an atmosphere which facilitates personalized services and decision-making, yet are of sufficient financial size with broad product lines to meet customers' needs. Management also believes that economic expansion in our market areas will continue to contribute to internal growth. Through our primary emphasis on customer service and our management's banking experience, we intend to continue internal growth by attracting customers and focusing on the following:

- *Products Offered*—We offer personal and corporate banking services, trust and estate planning, mortgage origination, mortgage servicing, personal investment, and financial counseling services as well as internet and telephone banking. We offer a broad range of commercial banking services, checking accounts, ATMs, savings accounts, money market accounts, certificates of deposit, NOW accounts, Health Savings Accounts, Individual Retirement Accounts, brokerage and residential mortgage services, branch banking, and debit and credit cards. We also offer installment loans, including auto, recreational vehicle, and other secured and unsecured loans sourced directly by our branches. See "Loans" below for a discussion of products we provide.

- *Operational Efficiencies*—We seek to maximize operational and support efficiencies consistent with maintaining high quality customer service. Our banks share a common information system designed to enhance customer service and improve efficiencies by providing system-wide voice and data communication connections. We have consolidated loan processing, bank administration, financial reporting, investment management, information systems, payroll and benefit management, loan review, and audits in order to operate more efficiently.

- *Marketing Activities*—We focus on a proactive solicitation program for new business, as well as identifying and developing products and services that satisfy customer needs. We actively sponsor community events within our branch areas. We believe that active community involvement contributes to our long-term success.

Loans

We provide a broad range of commercial and retail lending services. Our banks follow a uniform credit policy, which contains underwriting and loan administration criteria, levels of loan commitment, loan types, credit criteria, concentration limits, loan administration, loan review and grading and related matters. In addition, we provide ongoing loan officer training and operate a centralized processing and servicing center for loans. Each loan portfolio is subject to loan review on a regular basis in accordance with our loan review process. At December 31, 2006, substantially all loans outstanding were to customers within our market areas.

Loan Administration

We maintain a loan committee approach to lending, which we believe yields positive results in both responsiveness to customer needs and asset quality. Each of our subsidiary banks and some branches have a loan committee, which meets at least once per week to review and discuss loans. Each bank and some branches also have a loan level threshold, which, if exceeded, requires the approval of our holding company loan committee, which meets on an on-call basis. Interest rates charged on loans vary with the degree of risk, maturity, costs associated with underwriting and servicing, loan amount, and the extent of other banking relationships maintained with the customer. Interest rates are further subject to competitive pressures, availability of funds and applicable government regulations.

Commercial Loans

These loans consist primarily of loans to businesses for various purposes, including revolving lines of credit, equipment financing, and accounts receivable factoring. Commercial loans secured by collateral other than real estate generally mature within one year, have adjustable interest rates and are secured by inventory, accounts receivable, machinery, government guarantees, or other commercial assets. Revolving lines of credit are generally for business purposes, mature annually and have adjustable interest rates. The primary repayment risk of commercial loans is the failure of the borrower's business.

Real Estate Loans

These loans include various types of loans for which we hold real property as collateral. Interest rates on these loans typically adjust annually. Real estate construction loans include commercial and residential real estate construction loans, but are principally made to builders to construct business buildings or single and multi-family residences. Real estate construction loans typically have maturities of six to 12 months, and are charged origination fees. Terms may vary depending upon many factors, including the type of project and financial condition of the borrower. It is our standard practice in making commercial loans to receive real estate as collateral in addition to other appropriate collateral. Therefore, loans categorized in the other real estate loan category can be characterized as commercial loans which are secured by real estate. The primary risks of real estate mortgage loans include the borrower's inability to pay, deterioration in real estate value and increased government planning and zoning activity that may negatively affect the value of real estate that is held as collateral.

Agricultural Loans

We make a variety of agricultural loans which are included in real estate and commercial loans. These loans relate to equipment, livestock, crops, and farmland. The primary risks of agricultural loans include the fluctuating prices of crops and livestock, as well as weather conditions.

Installment Loans

Installment loans are primarily to individuals, are typically secured by the financed assets, generally have terms of two to five years and bear interest at fixed rates. These loans usually are secured by motor vehicles or other personal assets and in some instances are unsecured. The primary risk of these loans relates to the personal financial circumstances of the borrower.

Letters of Credit

In the ordinary course of business, we issue letters of credit. See note 18 to Item 8—Financial Statements. We apply the same credit standards to these commitments as we use in all our lending activities and have included these commitments in our lending risk evaluations. Our exposure to credit loss under letters of credit is represented by the amount of these commitments.

Employees

As of December 31, 2006, we had approximately 235 full-time equivalent employees. We provide a variety of benefit programs including participation in our Employee's Stock Ownership Plan (ESOP), a 401K plan, group life, health, accident, and other insurance. Certain employees also participate in a salary continuation plan and a deferred compensation plan. Neither the Company nor any of our subsidiaries is a party to any collective bargaining agreement.

Executive Officers of the Company

The Board of Directors elects executive officers annually. The following is a list of all executive officers of the Company:

Name	Age	Position	Years Served
Robert J. Weatherbie	60	Chairman of the Board, Chief Executive Officer	34
Richard J. Tremblay	55	Chief Financial Officer	1
Sandra J. Moll	43	Chief Operating Officer	15

Directors of the Company

Name	Age	Principal Occupation	Director Since
Robert J. Weatherbie	60	Chairman of the Board, Chief Executive Officer	1986
Michael L. Gibson	60	President, Corporate Development	1986
Carolyn S. Jacobs	63	Senior Vice President and Trust Officer	1986
Denis A. Kurtenbach	71	Retired, construction management	1995
Keith B. Edquist	62	Owner/operator of North Omaha Airport	2002
Kenneth L. Smith	64	President/owner of G.K. Smith & Sons, Inc., a mechanical contracting firm	2004
Jerry D. Wiesner	50	Administrator, VP/COO of Miami County Medical Center	2005
Gregory D. Sigman	57	Certified Public Accountant, owner/CEO of Sigman & Co., PC	2006
Harold G. Sevy	56	President of W.H. Debrick Co., a construction company	2006

Principal Sources of Revenue

Our results of operations depend primarily on net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Our operations are also affected by non-interest income, such as service charges, trust fees, and gains and losses from the sale of mortgage loans. Our principal operating expenses, aside from interest expense, consist of compensation and employee benefits, occupancy costs, data processing expense, and provisions for loan losses.

Supervision and Regulation

Government Regulation

The Company is a financial holding company and is regulated under federal and state law. These laws and regulations are primarily intended to protect depositors and the deposit insurance fund of the Federal Deposit Insurance Corporation, not our shareholders. The following information is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws, regulations or regulatory policies may have a material effect on our business, operations, and prospects. We are unable to predict the nature or extent of the effects that fiscal or monetary policies, economic controls or new federal or state legislation may have on our business and earnings in the future.

The Company

General

The Company operates as a financial holding company registered with the Federal Reserve Board under the Gramm-Leach-Bliley Act (GLBA). This law permits former bank holding companies that have registered as financial holding companies to affiliate with securities firms and insurance companies and engage in other activities that are financial in nature.

No regulatory approval is required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. The GLBA defines "financial in nature" to include securities underwriting, dealing, and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve Board has determined to be closely related to banking. A national bank also may engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting, insurance company portfolio investment, real estate development and real estate investment, through a financial subsidiary of the bank, if the bank is well capitalized, well managed and has at least a satisfactory Community Reinvestment Act (CRA) rating.

Although it preserves the Federal Reserve Board as the umbrella supervisor of financial holding companies, the GLBA defers the administration of the non-banking activities to the customary regulators of insurers, broker-dealers, investment companies and banks. Thus, the various state and federal regulators of a financial holding company's operating subsidiaries would retain their jurisdiction and authority over such operating entities. As the umbrella supervisor, however, the Federal Reserve Board has the potential to affect the operations and activities of financial holding companies' subsidiaries through its power over the financial holding company parent. The GLBA contains restrictions on financial institutions regarding the sharing of customer nonpublic personal information with nonaffiliated third parties unless the customer has had an opportunity to opt out of the disclosure. The GLBA also imposes periodic disclosure requirements concerning a financial institution's policies and practices regarding data sharing with affiliated and nonaffiliated parties.

Subsidiary banks of a financial holding company or national banks with financial subsidiaries must continue to be well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions, which could include divestiture of the subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has CRA rating of satisfactory or better. Our subsidiary banks received a "satisfactory" rating in their last CRA examinations.

Mergers and Acquisitions

As a financial holding company, we are required to obtain the prior approval of the Federal Reserve Board before acquiring direct or indirect ownership or control of more than 5% of the voting shares of a bank or financial holding company. The Federal Reserve Board will not approve any acquisition, merger, or consolidation that would have a substantial anti-competitive effect, unless the anti-competitive effects of the proposed transaction are outweighed by a greater public interest in meeting the needs and convenience of the community. The Federal Reserve Board also considers managerial resources, current and projected capital positions and other financial factors in acting on acquisition or merger applications.

Capital Adequacy

The Federal Reserve Board monitors the regulatory capital adequacy of financial holding companies. As discussed below, our banks are also subject to the regulatory capital adequacy requirements of the Federal Deposit Insurance Corporation and the Comptroller of the Currency, as applicable. The Federal Reserve Board uses a combination of risk-based guidelines and leverage ratios to evaluate our regulatory capital adequacy.

The Federal Reserve Board has adopted a system using risk-based capital adequacy guidelines to evaluate the regulatory capital adequacy of financial holding companies. The guidelines apply on a consolidated basis to financial holding companies with consolidated assets of at least $150 million. Under the risk-based capital guidelines, different categories of assets are assigned to different risk categories based generally on the perceived credit risk of the asset. The risk weights of the particular category are multiplied by the corresponding asset balances and added together to determine a risk-weighted asset base. Some off-balance sheet items, such as loan commitments in excess of one year, mortgage loans sold with recourse and letters of credit, are added to the risk-weighted asset base by converting them to a credit equivalent and assigning them to the appropriate risk category. For purposes of the Federal Reserve Board's regulatory risk-based capital guidelines, total capital is defined as the sum of core and secondary capital elements, with secondary capital being limited to 100% of core capital. For financial holding companies, core capital, also known as Tier 1 capital, generally includes common shareholders' equity, perpetual preferred stock and minority interests in consolidated subsidiaries, less goodwill and other intangible assets. No more than 25% of core capital elements may consist of cumulative preferred stock. Secondary capital, also known as Tier 2 capital, generally includes the allowance for loan losses limited to 1.25% of weighted risk assets, certain forms of perpetual preferred stock, as well as hybrid capital instruments. The Federal Reserve Board's regulatory guidelines require a minimum ratio of qualifying total capital to weighted risk assets of 8%, of which at least 4% should be in the form of core capital. At December 31, 2006, our core capital was $55.4 million.

In addition to the risk-based capital guidelines, the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Comptroller of the Currency use a leverage ratio as an additional tool to evaluate capital adequacy. The leverage ratio is defined by the Federal Reserve Board to be a company's core capital divided by its average total consolidated assets, and the Comptroller of the Currency's and Federal Deposit Insurance Corporation's definitions are similar. Based upon our current capital status, the applicable minimum required leverage ratio is 4%.

The table below presents certain capital ratios at December 31, 2006.

Ratio	Actual	Minimum required
Total capital to risk weighted assets	10.83%	8.00%
Core capital to risk weighted assets	9.82%	4.00%
Core capital to average assets	7.90%	4.00%

Failure to meet the regulatory capital guidelines may result in the initiation by the Federal Reserve Board of appropriate supervisory or enforcement actions, including but not limited to delaying or denying pending or future applications to acquire additional financial or bank holding companies.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act (the Act), signed into law in 2002, addresses issues related to corporate governance of publicly traded companies. The Act requires, among other items, certification of the quality of financial reporting by the Chief Executive Officer and Chief Financial Officer, enhanced and timely disclosure of financial reporting and strengthens the rules regarding auditor and audit committee independence. Certain provisions of the Act were effective immediately and others became effective or are in process of becoming effective through Securities and Exchange Commission rules. As of the end of fiscal year 2007, the Company expects to be subject to all provisions of the Act with the exception of the auditor's attestation report on internal control over financial reporting, which is expected to be required for fiscal year 2008. The Company anticipates increased future expenditures in order to comply with the provisions of the Act.

The Banks

General

We own and operate two national chartered banks. TeamBank and Colorado National Bank, as national banks, are subject to regulations by the Office of the Comptroller of the Currency. The deposits of the banks are insured by the Federal Deposit Insurance Corporation.

Community Reinvestment Act

Under the federal Community Reinvestment Act (CRA), financial institutions have a continuing and affirmative obligation, consistent with safe and sound operations of such institutions, to serve the "convenience and needs" of the communities in which they are chartered to do business, including low and moderate-income neighborhoods. The Community Reinvestment Act currently requires that regulators consider an applicant's CRA record when evaluating certain applications, including charters, branches, and relocations, as well as mergers and consolidations. The applicable federal regulators regularly conduct CRA examinations to assess the performance of financial institutions and assign one of four ratings to the institution's records of meeting the credit needs of its community. During their last examinations, ratings of at least satisfactory were received by all of our banks. As a result, management believes that the performance of our banks under the CRA will not impede regulatory approvals of any proposed acquisitions or branching opportunities.

Dividend Restrictions

Dividends paid by our subsidiary banks to us provide a substantial amount of our operating and investing cash flow. During 2006, our subsidiary banks paid $3,500,000 in dividends to us and could have paid an additional $4,100,000 without prior regulatory approval.

With respect to national banks, the directors may declare dividends of as much of the bank's undivided profits as they deem necessary , except until the bank's surplus fund equals its common capital at which time, no dividends may be declared unless the bank has carried to the surplus fund at least one-tenth of the bank's net income of the preceding half year in the case of quarterly or semiannual dividends, or at least one-tenth of its net income of the preceding two consecutive half-year periods in the case of annual dividends. However, the Comptroller of the Currency's approval is required if the total of all dividends declared by a bank in any calendar year exceeds the total of its net income of that year combined with its retained net income of the preceding two years, less any required transfers to surplus or a fund for the retirement of any preferred stock.

Examinations

The primary federal banking regulators examine our banks from time to time. Based upon an evaluation, the examining regulator may revalue a bank's assets and require that it establish specific reserves to compensate for the difference between the value determined by the regulator and the book value of the assets.

Capital Adequacy

The Federal Deposit Insurance Corporation and the Comptroller of the Currency have adopted regulations establishing minimum requirements for the capital adequacy of insured institutions. The requirements address both risk-based capital and leverage capital, with risk-based assets and core and secondary capital being determined in basically the same manner as described above for financial holding companies. The Federal Deposit Insurance Corporation or the Comptroller of the Currency may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk.

The Comptroller of the Currency risk-based capital guidelines require national banks to maintain a minimum ratio of total capital, after deductions, to weighted risk assets of 8%, and national banks and state nonmember banks must have and maintain core capital in an amount equal to at least 3% of adjusted total assets; but for all except the most highly rated banks, the minimum core leverage ratio is to be 3% plus an additional cushion of at least 100 to 200 basis points. The applicable guideline for TeamBank and Colorado National Bank is 4%.

The table below presents the regulatory capital ratios of TeamBank and Colorado National Bank at December 31, 2006.

	TeamBank		Colorado National Bank	
Ratio	Actual	Minimum Required	Actual	Minimum Required
Total capital to risk weighted assets	11.48%	8.00%	11.25%	8.00%
Core capital to risk weighted assets	10.45%	4.00%	10.32%	4.00%
Core capital to average assets	8.39%	4.00%	8.02%	4.00%

Banks with regulatory capital ratios below the required minimum are subject to administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

The Federal Deposit Insurance Corporation and Comptroller of the Currency have adopted regulations that define five capital levels: well capitalized, adequately capitalized, undercapitalized, severely undercapitalized and critically undercapitalized. Currently, our banks are well capitalized. An institution is well capitalized if it has a total risk-based capital ratio of 10% or greater, core risk-based capital ratio of 6% or greater, and a leverage ratio of 5% or greater, and the institution is not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. An institution is adequately capitalized if it has a total risk-based capital ratio of 8% or greater, a core risk-based capital ratio of 4% or greater, and a leverage ratio of 4% or greater. An institution is critically undercapitalized if it has a tangible equity to total assets ratio that is equal to or less than 2%.

The Federal Deposit Insurance Corporation Improvement Act requires the federal banking regulators to take prompt corrective action to resolve the problems of insured depository institutions, including capital-deficient institutions. In addition to requiring the submission of a capital restoration plan, the Federal Deposit Insurance Corporation Improvement Act contains broad restrictions on activities of institutions that are not adequately capitalized involving asset growth, acquisitions, branch establishment, and expansion into new lines of business. With limited exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any distribution or payment.

As an institution's capital decreases, the powers of the federal regulators become greater. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. The regulators have limited discretion in dealing with a critically undercapitalized institution and are virtually required to appoint a receiver or conservator if the capital deficiency is not promptly corrected.

Real Estate Lending Evaluations

The federal banking regulators have adopted uniform standards for the evaluation of loans secured by real estate or made to finance improvements to real estate. Banks are required to establish and maintain written internal real estate lending policies consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its operations. The regulations establish loan to value ratio limitations on real estate loans, which generally are equal to or greater than the loan to value limitations established by our banks.

Deposit Insurance Premiums

Deposits of our banks are insured up to the regulatory limit by the FDIC and are subject to deposit assessments. Beginning in 2007, institutions will be placed in one of four risk categories using a two-step process based first on capital ratios and then on other relevant information. The assessment schedule for banks ranges from 5 to 43 cents per $100 of deposits, based on capital and supervisory factors. The banks' insured deposits are subject to assessment payable to the Bank Insurance Fund. An institution's assessment is based on the assignment of the institution by the Federal Deposit Insurance Corporation to one of three capital groups and to one of three supervisory subgroups. The capital groups are well capitalized, adequately capitalized and undercapitalized. The three supervisory subgroups are Group A, for financially solid institutions with only a few minor weaknesses, Group B, for those institutions with weaknesses which, if uncorrected could cause substantial deterioration of the institution and increase the risk to the deposit insurance fund, and Group C, for those institutions with a substantial probability of loss to the fund absent effective corrective action. Currently, both of our banks are in the lowest risk category, Risk Category I. Beginning in 2007, we will be assessed premiums for FDIC insurance as a result of the new assessment schedule. However, to offset the new assessment, eligible insured institutions, including ours, were granted a one-time credit to be used against premiums due which may partially or totally offset the new premiums. The Company's one-time credit is approximately $493 thousand.

Interstate Banking Legislation

The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 eliminated many of the historical barriers to the acquisition of banks by out-of-state financial holding companies. This law facilitates the interstate expansion and consolidation of banking organizations by permitting: (1) financial holding companies that are adequately capitalized and managed, subject to certain limitations, to acquire banks located in states outside their home states regardless of whether acquisitions are authorized under the laws of the host state; (2) the interstate merger of banks after June 1, 1997, subject to the right of individual states either to pass legislation providing for earlier effectiveness of mergers or to opt out of this authority prior to that date; (3) banks to establish new branches on an interstate basis provided that this action is specifically authorized by the laws of the host state; (4) foreign banks to establish, with approval of the appropriate regulators in the United States, branches outside their home states to the same extent that national or state banks located in that state would be authorized to do so; and (5) banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same or different state.

Item 1A. Risk Factors

There are many risks and uncertainties that can affect our business, financial performance or share price. Set forth below are the material risks which we believe could cause our future business, operating results, financial condition or share price to be different than our expectations.

Changing regulatory structure—Industry regulators such as the Federal Reserve, the Comptroller of the Currency and the Federal Deposit Insurance Corporation may modify current regulations applicable to our operations. Additionally, future changes in legislation, including legislation governing publicly traded companies could impact our operations. We cannot predict the impact of implementing any future regulatory changes on the results of our operations or financial condition.

Monetary policy and economic environment—The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of financial holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. Government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid on deposits.

The Federal Reserve's monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of these policies on our business and earnings cannot be predicted.

Our growth strategy involves operating and merger and acquisition risks that may negatively impact our profits—We face risks in our growth strategy, including the risks that we will be unable to expand our business through the merging with or acquisition of other financial institutions or bank branches or by internal growth, including the opening of new branch offices. Our ability to grow profitably through the opening of new branches involves risks that the growth depends primarily on our ability to identify attractive markets and acquire or establish branch locations in those markets at reasonable costs. In addition, we must attract the necessary deposits and generate sound loans in those markets.

Merging with or acquiring other financial institutions or bank branches involves these same risks, as well as additional risks, including:

- adverse change in the results of operations of the acquired entities;
- unforeseen liabilities or asset quality problems of the acquired entities;
- greater than anticipated costs of integration;
- adverse personnel relations;
- loss of customers; and
- deterioration of local economic conditions.

The risks discussed above may inhibit or restrict our strategy to grow through mergers or acquisitions and branch expansion, and may negatively impact our revenue growth and ultimately reduce profits.

If we are unable to successfully integrate mergers or acquisitions, our earnings could decrease—In connection with mergers or acquisitions of other banks, bank branches or other financial service providers, we face risks in integrating and managing these businesses. We have a history of growth through acquisitions and plan to continue this strategy. We may also consider various merger proposals in the future. To integrate a merger or an acquisition operationally, we must:

- centralize and standardize policies, procedures, practices, and processes;

- combine employee benefit plans;
- implement a unified investment policy and adjust the combined investment portfolio to comply with the policy;
- implement a unified loan policy and confirm lending authority;
- implement a standard loan management system; and
- implement a loan loss reserve policy.

Integrating a merger or an acquisition may detract attention from our day-to-day business and may result in unexpected costs.

Once a business is integrated, our future prospects will be subject to a number of risks, including, among others:

- our ability to compete effectively in new market areas;
- our successful retention of earning assets, including loans;
- our ability to generate new earning assets;
- our ability to attract deposits;
- our ability to achieve cost savings. Historically, we have not implemented wholesale cost cutting after acquisitions, preferring to adjust operational costs on an ongoing basis in order to preserve market share and each acquired entity's standing in its community; and
- our ability to attract and retain qualified management and other appropriate personnel.

An inability to manage these factors may have a material adverse effect on our financial condition, results of operations or share price.

Our growth may require us to raise additional capital in the future, but sufficient capital may not be available when it is needed—We are required by federal and state regulatory authorities to maintain adequate levels of capital to support our operations. We anticipate that our existing capital resources will satisfy our immediate foreseeable capital requirements. However, to the extent that we further expand our asset base, primarily through loan growth, we will be required to support this growth by increasing our capital. Accordingly, we may need to raise additional capital in the future to support continued asset growth.

Our ability to raise additional capital to support future loan growth will depend on conditions in the capital markets, which are outside of our control, and on our financial performance. Accordingly, we cannot assure our ability to raise additional capital when needed or on economical terms. If we cannot raise additional capital when needed, we will be subject to increased regulatory supervision and the imposition of restrictions on our growth and our business. Also, these restrictions could negatively impact our ability to further expand our operations through acquisitions or the establishment of additional branches and result in increases in operating expenses and reductions in revenues that would negatively affect our operating results.

We rely heavily on our management team, and the unexpected loss of key managers may adversely affect our operations—Much of our success to date has been influenced strongly by our ability to attract and retain senior management experienced in banking and financial services. Our ability to retain executive officers, the current management teams and loan officers of our operating subsidiaries will continue to be important to the successful implementation of our strategies. It is also critical to be able to attract and retain qualified additional management and loan officers. The unexpected loss of services of any key management personnel, or the inability to recruit and retain qualified personnel in the future, could have an adverse effect on our business, financial condition and results of operations.

We may not be able to successfully implement our strategy to enter new markets—Our strategic plan includes expansion into growing markets by merger, acquisition or by establishing new offices. Expansion requires a significant expenditure of capital in order to prepare the facilities for operation and additional expense in order to staff these new facilities. As our new offices mature and grow, we are able to spread our overhead costs over a broader asset base. While our new offices are generating loan activity, we may encounter unanticipated difficulties that could adversely affect future profitability. In addition, we cannot ensure that we will be able to operate and manage our operations in new markets successfully or recover our initial capital investment in these operations. To the extent that we expand, we may experience the negative effects of higher operating expenses relative to operating income from the new offices.

We may not be successful in implementing our internal growth strategy due to numerous factors, which would negatively affect earnings—We intend to continue pursuing an internal growth strategy, the success of which is subject to our ability to generate an increasing level of loans and deposits at acceptable risk levels without corresponding increases in non-interest expenses. We may not be successful in our internal growth strategies due to competition, delays, and other impediments resulting from regulatory oversight, lack of qualified personnel, scarcity of branch sites or deficient site selection of bank branches. In addition, the success of our internal growth strategy will depend on maintaining sufficient regulatory capital levels and on positive economic conditions in our primary market areas.

We face intense competition in all phases of our business from other banks and financial institutions—We compete for deposits with a large number of depository institutions including commercial banks, savings and loan associations, credit unions, money market funds and other financial institutions and financial intermediaries serving our operating areas. Principal competitive factors with respect to deposits include interest rates paid on deposits, customer service, convenience, and location.

We compete for loans with other banks located in our operating areas, with loan production offices of large banks headquartered in other states, as well as with savings and loan associations, credit unions, finance companies, mortgage bankers, leasing companies and other institutions. Competitive factors with respect to loans include interest rates charged, customer service and responsiveness in tailoring financial products to the needs of customers.

We face significant competition from other financial institutions in completing any potential mergers or acquisitions. Many of our competitors have substantially greater monetary resources than we do, as well as the ability to issue marketable equity securities with significantly greater value than we can to pay for part or all of the purchase price in the case of an acquisition. Many of the entities that we compete with are substantially larger in size, and many non-bank financial intermediaries are not subject to the regulatory restrictions applicable to our bank subsidiaries.

Our allowance for loan losses may prove to be insufficient to absorb losses in our loan portfolio—We establish an allowance for loan losses in consultation with management of our bank subsidiaries and maintain it at a level considered adequate by management to absorb loan losses that are inherent in our loan portfolio. The amount of future loan losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control and these losses may exceed current estimates. Although management believes that our allowance for loan losses is adequate to absorb losses on any existing loans that may become uncollectible, we cannot predict loan losses with certainty, and we cannot ensure that our allowance for loan losses will prove sufficient to cover actual loan losses in the future. Loan losses in excess of our allowance for loan losses may adversely affect our business, financial condition and results of operations.

Changes in interest rates could affect our earnings—Our net interest income is our largest source of revenue. Net interest income is the difference between interest earned on loans and investments and interest paid on deposits and other borrowings. We cannot predict or control changes in interest rates, which are affected by regional and local economic conditions and the policies of regulatory authorities. While we continually take measures designed to manage the risks from changes in market interest rate, changes in interest rates can still have a material adverse effect on our earnings.

If economic conditions in general and in our primary market areas deteriorate, our revenues could decrease—Our financial results may be adversely affected by changes in prevailing economic conditions, including declines in real estate values, adverse employment conditions and the monetary and fiscal policies of the federal government. Because we have a significant amount of real estate loans, declines in real estate values could adversely affect the value of property used as collateral.

In addition, substantially all of our loans are to individuals and businesses in the Kansas City metropolitan area, Eastern Kansas, Western Missouri, the Colorado Springs metropolitan area, and the Omaha, Nebraska metropolitan area. Any decline in the economy of these market areas could have an adverse impact on our revenues. There can be no assurance that positive trends or developments discussed in this report will continue or that negative trends or developments will not have significant downward effects on our revenues.

Our business is subject to credit risks, which may adversely affect our earnings—Our loan customers may not repay their loans according to their terms, and collateral securing their loans, if any, may not have a value equal to amounts owed under their loans. Should the economic climate deteriorate, borrowers may experience difficulty in repaying their loans, and the level of non-performing loans, charge-offs, and delinquencies could rise and require further increases in the provision for loan losses which would cause our net income to decline.

Forward-Looking Statements

Certain statements contained in this Annual Report on Form 10-K, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act (the Act), including, without limitation, the statements specifically identified as forward-looking statements within this document. In addition, certain statements in our future filings with the Securities and Exchange Commission, press releases or oral and written statements made by or with our approval, which are not statements of historical fact, constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenue, income or loss, income or loss per share, the payment or nonpayment of dividends, capital structure and other financial items, (ii) statements of plans and objectives of the Company's, management or board of directors, including those relating to products or services, (iii) statements of future economic performance and (iv) statements such as "anticipates", "expects", "intends", "plans", "targets", and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: (i) the strength of the U.S. economy in general and the strength of the local economies in which operations are conducted; (ii) the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; (iii) inflation, interest rates, market and monetary fluctuations; (iv) the timely development of and acceptance of new products and services and perceived overall value of these products and services by users; (v) changes in consumer spending, borrowing, and savings habits; (vi) technological changes; (vii) mergers and acquisitions and our ability to assimilate them; (viii) the ability to increase market share and control expenses; (ix) the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, and securities) with which we must comply; (x) the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies as well as the Financial Accounting Standards Board, (xi) changes in our organization, compensation, and benefits plans; (xii) the costs and effects of litigation and of unexpected or adverse outcomes in such litigation; (xiii) the risks discussed above under "Item 1A. Risk Factors" and (xiv) our success at managing risks involved in the foregoing.

Such forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made to reflect the occurrence of unanticipated events.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The table below presents property information concerning our offices at December 31, 2006.

Name and Address of Office	Type of Interest	Lease Expiration	Square Footage of Facility
Team Financial, Inc. 8 West Peoria Paola, Kansas 66071	Owned	NA	5,000
TeamBank, N.A., Paola Branch (Main Office) 1 South Pearl Paola, Kansas 66071	Owned	NA	17,951
The Investment Center at TeamBank, N.A. 11 South Pearl Paola, Kansas 66071	Owned	NA	4,500
Team Bank, N.A., East Bank, Paola Branch 1515 Baptiste Drive Paola, Kansas 66071	Owned	NA	9,630
TeamBank, N.A., DeSoto Branch 34102 Commerce Drive DeSoto, Kansas 66018	Owned	NA	6,800
TeamBank, N.A., Lamar Branch 1011 Gulf Street Lamar, Missouri 64759	Leased	2007	2,650
TeamBank, N.A., Nevada Branch 201 East Cherry Nevada, Missouri 64772	Owned	NA	16,000
TeamBank, N.A., Osawatomie Branch 6th and Brown Osawatomie, Kansas 66064	Owned	NA	4,756
TeamBank, N.A., Ottawa Branch 421 South Hickory Ottawa, Kansas 66067	Owned	NA	8,000
TeamBank, N.A., Spring Hill Branch 22330 Harrison Street Spring Hill, Kansas 66083	Owned	NA	2,800
TeamBank, N.A., Iola Branch 119 East Madison Iola, Kansas 66749	Owned	NA	13,768
TeamBank, N.A., Parsons Branch (including drive in) 1902 Main Parsons, Kansas 66357	Owned	NA	11,000

Name and Address of Office	Type of Interest	Lease Expiration	Square Footage of Facility
TeamBank, N.A., Prairie Village Branch 5206 West 95th Street Prairie Village, Kansas 66207	Owned	NA	3,602
TeamBank, N.A., Omaha Branch (Main Office) 1902 Harlan Drive Bellevue, Nebraska 68005	Leased	2007	4,679
TeamBank, N.A., Bellevue Branch 7001 South 36th Bellevue, Nebraska 68147	Leased	2007	1,980
TeamBank, N.A., Fort Calhoun Branch 101 N. 14th Street Fort Calhoun, Nebraska 68023	Owned	NA	4,250
Colorado National Bank, Colorado Springs Branch (Main Office) 3110 North Nevada Avenue Colorado Springs, Colorado 80907	Owned	NA	7,859
Colorado National Bank, Colorado Springs Branch 601 North Nevada Avenue Colorado Springs, Colorado 80907	Owned	NA	4,600
Colorado National Bank, Monument Branch 581 Highway 105 Monument, Colorado 80132	Owned	NA	5,150

All of the leased properties are leased from unrelated third parties.

Management intends to relocate our Ottawa branch during the second quarter of 2007 to 2040 South Princeton, Ottawa, KS 66067.

Item 3. Legal Proceedings

On September 15, 2005, a summary judgment was entered against the Company and its subsidiaries by the District Court of Douglas County, Nebraska in litigation that began in 2004 regarding a contract provision in the Company's 1999 acquisition of Ft. Calhoun State Bank, a wholly owned subsidiary of Ft. Calhoun Investment Company (FCIC), now operated as part of TeamBank. The motion for summary judgment was filed by plaintiff John C. Mitchell, acting on behalf of FCIC. The motion for summary judgment was on the basis that the Company failed to provide Mitchell with quarterly interest payments and status reports on one problem loan that had specific purchase contract provisions associated with it. Mitchell sought relief of $170,000 plus interest accrued from March 24, 2000, the closing date of the acquisition. Although this judgment is currently on appeal, it did result in a charge of $214,000 to other non-interest expense in the third quarter of 2005. We do not anticipate that any interest that may be accruing on this amount until the appeal is settled will be material to our financial position or operating results.

On February 6, 2007, a complaint was filed by International Insurance Brokers, LTD in the United States District Court for the Northern District of Oklahoma against the Company and certain officers of the Company, claiming breach of contract, negligent misrepresentation, fraud and misrepresentation and civil conspiracy in connection with the sale of the insurance agency subsidiary that was sold to International Insurance Brokers effective December 31, 2004. Damages sought from the defendants include not less than $10 million in actual damages, not less than $10 million for consequential, and not less than $10 million for punitive damages. We believe the claims are without merit, and is pursuing a vigorous defense as well as available counterclaims against the plaintiff.

We do not believe that any other pending litigation to which we are a party will have a material adverse effect on our liquidity, financial condition, or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of our security holders during the fourth quarter of 2006.

PART II

Item 5. Market for Registrant's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the Nasdaq Global Market ("NASDAQ") under the symbol "TFIN".

The following table sets forth, for the periods indicated, the amount of cash dividends paid on our common stock and the high and low closing prices per share of our common stock as reported by NASDAQ.

Quarter Ended	Dividends Declared per Share	Common Stock	
		High	Low
2006:			
December 31, 2006	$ —	$16.24	$15.04
September 30, 2006	0.08	16.00	14.01
June 30, 2006	0.08	15.10	13.50
March 31, 2006	0.08	14.98	13.34
Year	$0.24		
2005:			
December 31, 2005	$0.08	$15.16	$13.86
September 30, 2005	0.08	16.00	13.81
June 30, 2005	0.08	15.00	13.35
March 31, 2005	0.08	15.05	12.33
Year	$0.32		

At March 1, 2007 we had approximately 220 holders of record of our common stock; management estimates that the number of beneficial owners is significantly greater.

The following performance graph does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates the performance graph by reference therein.

Total Return Analysis

The graph below summarizes the cumulative return that shareholders of the Company's stock have experienced over the years 2001 through 2006 compared to the NASDAQ Composite and the SNL Midwest Bank Index.



Team Financial, Inc.
Total Return Performance
Team Financial, Inc.
NASDAQ Composite
SNL Midwest Bank Index
Index Value
220
200
180
160
140
120
100
80
60
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	Period Ending					
Index	**12/31/01**	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**
Team Financial	100.00	122.02	154.29	159.80	183.84	209.35
NASDAQ	100.00	68.76	103.67	113.16	115.57	127.58
SNL Midwest Bank Index	100.00	96.47	123.48	139.34	134.26	155.19

The following table summarizes information about the shares of common stock we repurchased during the fourth quarter of 2006:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Number of Shares That May Yet Be purchased Under The Program
October 1-October 31	—	$ —	—	307,673
November 1-November 31	4,000	15.60	4,000	303,673
December 1- December 31	—	—	—	303,673
Total	4,000	$15.60	4,000	

The Board of Directors approved a stock repurchase program, announced October 14, 2004, authorizing the repurchase of up to 400,000 shares of our common stock. There is no expiration date on this program.

During 2006 we repurchased a total of 73,457 shares of our common stock under our stock repurchase program at an average price of $14.10 per share. Pursuant to the repurchase plan authorized by the Board of Directors, 303,673 shares of our common stock remain to be purchased under this program.

Under a separate repurchase authorization of the Board of Directors, on May 16, 2006, the Company entered into an agreement to repurchase 377,200 shares of our common stock from an unaffiliated third party for approximately $6.2 million, or $16.50 per share. The repurchase was completed on June 1, 2006. This repurchase was funded with borrowings under the Company's existing line of credit.

We have paid cash dividends on our common stock each year since 1987. Although we currently intend to continue the payment of dividends, we cannot give any assurance that we will continue to pay or declare dividends on our common stock in the future.

Kansas law permits us to pay dividends on our common stock when we are solvent and when dividend payments would not render us insolvent. Under Kansas law, dividends may be declared and paid only out of the unsecured, unrestricted earned surplus of a corporation.

Our ability to pay cash dividends on our common stock largely depends on the amount of cash dividends paid to us by our subsidiary banks. Capital distributions, including dividends by financial institutions such as our subsidiary banks, are subject to restrictions tied to the institutions' earnings and capital. Generally, without prior bank regulatory approval, the subsidiary banks cannot pay dividends during any calendar year in excess of the sum of their earnings during that year and the two previous years, less any other distributions during that period. At December 31, 2006, our subsidiaries could have paid additional dividends to Team Financial, Inc. of approximately $4,100,000 without prior regulatory approval.

The following table summarizes the securities authorized for issuance under our equity compensation plans as of December 31, 2006. We have no equity compensation plans that have not been approved by our shareholders.

Equity Compensation Plan Information

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders .	367,700	$11.06	45,250

Item 6. Selected Financial Data

The selected consolidated information presented below should be read in conjunction with our consolidated financial statements and notes presented elsewhere in this report.

	Years ended December 31				
	2006	2005	2004	2003	2002
	(Dollars in thousands, except per share data)				
Consolidated statement of operations data:					
Interest income	$ 45,139	$ 36,609	$ 31,975	$ 31,579	$ 37,113
Interest expense	21,081	15,243	12,591	13,523	16,427
Net interest income	24,058	21,366	19,384	18,056	20,686
Provision for loan losses	951	820	1,465	1,790	1,434
Non-interest income	7,212	7,706	8,150	9,808	9,839
Non-interest expenses	25,284	23,230	22,051	21,674	21,964
Income taxes	1,050	944	222	958	2,418
Net income from continuing operations, net of tax	3,985	4,078	3,796	3,442	4,709
Net income (loss) from discontinued operations, net of tax	—	(108)	(218)	350	(3)
Net income	3,985	3,970	3,578	3,792	4,706
Consolidated statements of financial condition data:					
Total assets	756,428	696,529	664,083	649,796	656,349
Loans receivable	486,497	420,181	378,771	348,095	340,986
Allowance for loan losses	5,715	5,424	4,898	4,506	4,611
Investment securities available for sale	170,079	181,740	183,499	212,371	216,690
Non-performing assets(1)	10,179	5,037	3,162	8,377	6,346
Deposits	562,882	507,878	467,950	446,159	455,605
Long-term borrowings	98,069	108,131	106,295	101,184	108,301
Subordinated debt	22,681	16,005	16,005	16,005	16,005
Stockholders' equity	$ 50,517	$ 53,349	$ 52,854	$ 52,404	$ 51,828
Per common share:					
Shares applicable to basic income per share	3,765,118	4,038,097	4,060,587	4,095,903	4,145,820
Shares applicable to diluted income per share	3,859,442	4,094,793	4,094,714	4,131,381	4,165,400
Basic income per share from continuing operations	$ 1.06	$ 1.01	$ 0.93	$ 0.84	$ 1.14
Diluted income per share from continuing operations	1.03	1.00	0.93	0.83	1.13
Basic income (loss)per share from discontinued operations	—	(0.03)	(0.05)	0.09	—
Diluted income (loss)per share from discontinued operations	—	(0.03)	(0.05)	0.09	—
Basic income per share	1.06	0.98	0.88	0.93	1.14
Diluted income per share	1.03	0.97	0.87	0.92	1.13
Book value per share	14.05	13.22	13.10	12.78	12.62
Tangible book value per share	10.43	9.87	8.01	7.81	7.59
Dividends paid per common share	$ 0.24	$ 0.32	$ 0.32	$ 0.27	$ 0.22
Dividend payout ratio	22.64%	32.65%	36.36%	29.03%	19.30%
Key ratios:					
Net interest margin(2)	3.80%	3.64%	3.49%	3.30%	3.76%
Return on average assets	0.55%	0.59%	0.55%	0.59%	0.71%
Return on average stockholders' equity	7.98%	7.46%	6.84%	7.28%	9.57%
Efficiency Ratio	80.86%	79.91%	83.56%	79.14%	72.29%
Core risk based capital ratio	9.82%	11.60%	10.70%	11.08%	11.00%
Total risk based capital ratio	10.83%	12.72%	11.81%	12.16%	12.17%
Leverage ratio	7.90%	8.42%	7.43%	7.46%	6.88%
Non-performing assets to total assets	1.35%	0.72%	0.48%	1.29%	0.97%
Non-performing loans to total loans	1.92%	1.09%	0.73%	2.09%	1.34%
Allowance for loan losses to total loans	1.17%	1.29%	1.29%	1.29%	1.35%
Allowance for loan losses to non-performing loans	57.13%	118.38%	177.85%	62.10%	100.76%

(1) Includes loans 90 days or more delinquent and still accruing interest, non-accrual loans, restructured loans, and other real estate owned.

(2) On a tax equivalent basis using a federal tax rate of 34%.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Environment and Risk Factors

Management's discussion and analysis should be read in conjunction with the consolidated financial statements contained within this report, including the notes thereto. Our future operating results may be affected by various trends and factors that are beyond our control. These include the factors set forth in "Risk Factors" and "Forward-Looking Statements." Accordingly, past results and trends may not be reliable indicators of future results or trends. With the exception of historical information, the matters discussed below include forward-looking statements that involve risks and uncertainties. We caution readers that a number of important factors discussed in this report could affect our actual results and cause actual results to differ materially from those in the forward-looking statements.

Overview

We are a financial holding company offering a broad range of community banking and financial services through locations in Kansas, Missouri, Nebraska and Colorado through our wholly owned banking subsidiaries, TeamBank and Colorado National Bank. Our presence in Kansas consists of seven locations in the Kansas City metropolitan area and three locations in southeast Kansas. We operate two locations in western Missouri, three in metropolitan Omaha, Nebraska, and three in the Colorado Springs, Colorado metropolitan area. In 2007, we plan to open two new locations, one in Falcon, Colorado and one in Lee's Summit, Missouri. Our total assets over the past ten years have grown from $260.3 million at January 1, 1996 to $756.4 million at December 31, 2006.

The growth in assets and the corresponding increase in earnings were achieved primarily through purchases of branches of large banks, purchases of community banks, and branch expansions. Our branch expansion includes growth at existing branches, primarily through the addition of loan officers at those locations, as well as the opening of new branches. Accompanying the acquisition growth were increased operating expenses as well as increases in provisions for loan losses and amortization expense of intangible assets related to acquisitions, and in some instances, issuance of our common stock in conjunction with the acquisitions. Our experience is that it takes 12 to 18 months to realize meaningful net income improvements from acquisitions due to our emphasis on retaining key employees rather than the immediate implementation of cost reduction measures.

At December 31, 2006 total assets were $756.4 million, an increase of $59.9 million, or 8.6%, from $696.5 million at December 31, 2005. The increase in total assets was primarily due to an increase in loans receivable of $66.0 million. The increase in loans was offset by a decrease in investment securities of $11.3 million. At December 31, 2005 total assets were $696.5 million, an increase of $32.4 million, or 4.9%, from $664.1 million at December 31, 2004. The increase in total assets during 2005 was primarily due to an increase in loans receivable of $41.4 million offset by a decrease in assets of discontinued operations of $8.3 million.

Net income from continuing operations totaled $4.0 million for the year ended December 31, 2006 versus $4.1 million for the year ended December 31, 2005. The decrease of $100,000, or 2.4%, was primarily the result of an increase in net interest income of $2.7 million, or 12.6%, offset by a decrease in non-interest income of $494,000, or 6.4%, and an increase in non-interest expense of $2.1 million, or 8.8%. The $2.1 million increase in non-interest expense was largely due to an $823,000 charge relating to the restructuring of the trust preferred securities. See *Note 12 Subordinated Debentures* in the Notes to the consolidated financial statements for more information on the restructuring of the trust preferred securities and the related charge.

Net income from continuing operations totaled $4.1 million for the year ended December 31, 2005 versus $3.8 million for the year ended December 31, 2004. The increase of $300,000, or 7.9%, was primarily the result of an increase in net interest income of $2.0 million, or 10.3%, a decrease in the provision for loan losses of $645,000, or 44.0%, offset by a decrease in non-interest income of $444,000, or 5.4%, an increase in non-interest expense of $1.2 million, or 5.4%, and an increase in income tax expense of $722,000, or 325.2%.

On February 25, 2005, we sold our interest in the insurance agency subsidiary. Financial information as of and for the years ended December 31, 2006, 2005 and 2004 presents the assets, liabilities and operating results of this subsidiary in discontinued operations. As a result of the sale, the operations related to the insurance agency subsidiary have been reclassified as discontinued operations in the consolidated financial statements and related notes.

For the year ended December 31, 2005, discontinued operations resulted in a net loss of $108,000 compared to a net loss of $218,000 for the year ended December 31, 2004. During the second quarter of 2005, a loss on the sale of the insurance agency subsidiary of approximately $164,000 was recorded upon finalization of the selling price and is presented, net of the tax effect, in discontinued operations in the accompanying consolidated financial statements and related notes. The sale was effective December 31, 2004 and, therefore, the operations of the insurance subsidiary during 2005 were assumed by the new owners. Pursuant to the notice provisions of the agreement, the buyer presented its breach of warranty and representation claims in August, 2006, and in February 2007, filed a complaint in the United States District Court for the Northern District of Oklahoma against Team Financial, Inc., TeamBank, N.A. Asset Corporation, Mystic Capital Advisors Group, LLC, Robert J. Weatherbie, Michael L. Gibson and Kevin Donoghue. The complaint asserts claims for breach of contract, negligent misrepresentation, fraud and misrepresentation and civil conspiracy in connection with the sale of the insurance agency subsidiary that was sold to the buyer, effective December 31, 2004. The Company believes the claims are without merit, and it will pursue a vigorous defense as well as pursue available counterclaims against the plaintiff. See our discussion under *Discontinued Operations* and *Litigation* for further information.

Critical Accounting Policies

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America. In preparing the consolidated financial statements and related notes, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period presented. Actual results could differ significantly from those estimates.

Allowance for Loan Losses

One of our critical accounting policies relates to the allowance for loan losses and involves significant management valuation judgments. We perform periodic and systematic detailed reviews considering historical loss experience, the volume and type of lending conducted, the status of past due principal and interest payments, an evaluation of economic conditions, particularly as such conditions relate to our market areas, and other factors related to the collectibility of our loan portfolio. Based upon these factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for probable loan losses based upon a percentage of the outstanding balances and for specific loans if their ultimate collectibility is considered questionable. Since certain lending activities involve greater risks, the percentage applied to specific loan types may vary. The allowance provided is subject to review by our regulators. Management believes that the allowance is adequate for probable loan losses inherent in the loan portfolio. Though management uses available information to provide appropriate allowances for inherent losses on loans, future additions to the allowance may be necessary based on borrowers' circumstances and changes in economic conditions.

Impairment of Goodwill Analysis

The provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS 142), require that goodwill be evaluated for impairment annually or more frequently if conditions indicate impairment may have occurred. The evaluation of possible impairment of intangible assets involves judgment based upon short-term and long-term projections of future performance. The Company has completed its most recent evaluation of goodwill of continuing operations and determined that no impairment exists for the year ended December 31, 2006. There was no impairment of goodwill in 2005. Net loss from discontinued operations included an impairment of goodwill of $174,000 during the year ended December 31, 2004 as a result of the annual impairment testing and the sale of the insurance agency.

Deferred Income Taxes

The provisions of Statement of Financial Accounting Standards, No. 109, Accounting for Income Taxes (SFAS 109), establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns related to deferred income. Judgment is required in assessing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Analysis of the Results of Operations

Net Interest Income from Continuing Operations

Our income is derived primarily from net interest income, which is the difference between interest income, principally from loans, investment securities, federal funds sold, and interest bearing deposits, and interest expense, principally on customer deposits and other borrowings. Changes in net interest income result from changes in volume and interest rates earned and expensed. Volume refers to the average dollar levels of interest-earning assets and interest-bearing liabilities.

The following tables set forth the average balances of interest-earning assets and interest-bearing liabilities associated with continuing operations, as well as the amount of interest income or interest expense from continuing operations and the average rate for each category of interest-earning assets and interest-bearing liabilities on a tax-equivalent basis assuming a 34% tax rate for the periods indicated.

	Year ended December 31, 2006			Year ended December 31, 2005			Year ended December 31, 2004		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
				(Dollars in thousands)					
Interest earning assets:									
Loans receivable, net(1)(2)(3)	$458,102	$35,761	7.81%	$403,234	$27,778	6.89%	$365,587	$23,308	6.38%
Investment securities-taxable	156,319	7,832	5.01%	165,320	7,352	4.45%	176,571	7,364	4.17%
Investment securities-nontaxable(4)	28,217	1,794	6.36%	30,135	1,968	6.53%	31,765	2,064	6.50%
Federal funds sold and interest-bearing deposits	9,328	459	4.92%	9,367	266	2.84%	5,227	54	1.03%
Other assets	545	49	8.99%	480	45	9.38%	480	46	9.58%
Total interest earning assets	$652,511	$45,895	7.03%	$608,536	$37,409	6.15%	$579,630	$32,836	5.67%
Interest bearing liabilities:									
Savings deposits and interest bearing checking	$188,365	$ 3,582	1.90%	$181,265	$ 1,973	1.09%	$184,916	$ 1,275	0.69%
Time deposits	262,696	11,059	4.21%	226,889	6,823	3.01%	198,123	4,630	2.34%
Federal funds purchased and securities sold under agreements to repurchase	4,496	171	3.80%	5,347	136	2.54%	10,481	143	1.36%
Notes payable and Federal Home Loan Bank advances	110,864	4,681	4.22%	112,946	4,758	4.21%	115,205	4,990	4.33%
Subordinated debentures	18,174	1,588	8.74%	16,005	1,553	9.70%	16,005	1,553	9.70%
Total interest bearing liabilities	$584,595	$21,081	3.61%	$542,452	$15,243	2.81%	$524,730	$12,591	2.40%
Net interest income (tax equivalent)		$24,814			$22,166			$20,245	
Interest rate spread			3.42%			3.34%			3.27%
Net interest earning assets	$ 67,916			$ 66,084			$ 54,900		
Net interest margin(4)			3.80%			3.64%			3.49%
Ratio of average interest bearing liabilities to average interest earning assets	89.59%			89.14%			90.53%		

(1) Loans are net of deferred costs, less fees.

(2) Non-accruing loans are included in the computation of average balances.

(3) Interest income includes loan fees. These fees for the years ended December 31, 2006, 2005, and 2004 were $1,269,000, $1,230,000, and $967,000, respectively.

(4) Yield is adjusted for the tax effect of tax-exempt securities. The tax effects for the years ended December 31, 2006, 2005, and 2004 were $756,000, $800,000, and $861,000, respectively.

Net interest margin increased to 3.80% for the year ended December 31, 2006 compared to 3.64% and 3.49% for the years ended 2005 and 2004, respectively. The increase in net interest margin resulted from higher average rates earned on interest-earning assets than average rates paid on interest-bearing liabilities, largely due to an increase in the yield on loans receivable.

Total interest income on a tax equivalent basis from continuing operations for 2006 was $45.9 million, representing an increase of $8.5 million, or 22.7%, from $37.4 million for 2005. The increase was primarily the result of an $8.0 million increase in interest income on loans receivable.

Interest income on loans receivable increased due to a 92 basis point increase in the average yield on loans receivable to 7.81% in 2006 from 6.89% in 2005, coupled with an increase of $54.9 million in the average loan receivable balance to $458.1 million in 2006 from $403.2 million in 2005. The increase in the yield of loans receivable reflects the increase in the rates applied to loans that re-priced in 2006 as required by the notes' terms and the pricing of newly originated loans at higher rates.

The average yield on taxable investment securities increased 56 basis points from 4.45% in 2005 to 5.01% in 2006, contributing to an $480 thousand increase in interest income. Offsetting the increase in interest income due to higher yields was a decrease in average balances of approximately $9.0 million, resulting in a decrease in interest income of approximately $400 thousand. The net decrease in interest income as a result of the higher average yield and lower average balance was $480 thousand. Cash flow from the reduction of investment securities was redirected to fund loan growth.

Total interest expense from continuing operations was $21.1 million for 2006, a $5.9 million, or a 38.8% increase from $15.2 million in 2005. The increase was primarily related to the increase in average rates paid on time deposits to 4.21% in 2006 from 3.01% in 2005, representing a 120 basis point increase. Branch CD promotions contributed the majority of the increase in average balances and the corresponding increase in rates paid on those deposits. The average rates paid on interest bearing savings and checking deposits increased 81 basis points from 1.09% in 2005 to 1.90% in 2006.

As a result of the changes described above, net interest income on a tax equivalent basis from continuing operations increased to $24.8 million during 2006, representing an increase of $2.6 million, or 11.7%, compared to $22.2 million in 2005.

Interest income on loans receivable increased due to a 51 basis point increase in the average yield on the loans receivable to 6.89% in 2005 from 6.38% in 2004, coupled with an increase of $37.6 million in the average loan receivable balance to $403.2 million in 2005 from $365.6 million in 2004. The increase in the yield of loans receivable reflects the increase in the rates applied to loans that re-priced in 2005 as required by the notes' terms and the pricing of newly originated loans at higher rates.

The average yield on taxable investment securities increased 28 basis points from 4.17% in 2004 to 4.45% in 2005, contributing to a $500 thousand increase in interest income. Offsetting the increase in interest income due to higher yields was a decrease in average balances of approximately $11.3 million, resulting in a decrease in interest income of approximately $500 thousand. However, the net decrease in interest income as a result of the higher average yield and lower average balance was $12 thousand.

Total interest expense from continuing operations was $15.2 million for 2005, a $2.6 million, or 20.6%, increase from $12.6 million in 2004. The increase was primarily related to the increase in average rates paid on time deposits to 3.01% in 2005 from 2.34% in 2004, representing a 67 basis point increase. An increase of approximately $28.8 million in the average balances of time deposits as a result of branch CD promotions also contributed to a $673 thousand increase in interest expense. Additionally, the average rates paid on interest bearing savings and checking deposits increased from 0.69% in 2004 to 1.09% in 2005, an increase of 40 basis points.

As a result of the changes described above, net interest income on a tax equivalent basis from continuing operations increased to $22.2 million during 2005, representing an increase of $2.0 million, or 9.9%, compared to $20.2 million in 2004.

The average rate paid on our subordinated debentures, which we restructured in September 2006, was 8.74% for 2006 compared to 9.70% for 2005. Pursuant to the provisions of Financial Accounting Standards Board Interpretation No. 46 Revised (FIN 46R), *Consolidation of Variable Interest Entities*, the Trust is not consolidated in the consolidated financial statements. See *Note 12 Subordinated Debentures* in the notes to the consolidated financial statements for a full discussion on the restructured trust preferred securities.

The following table presents the components of changes in our net interest income from continuing operations, on a tax equivalent basis, attributed to volume and rate. Changes in interest income or interest expense attributable to volume changes are calculated by multiplying the change in volume by the prior fiscal year's average interest rate. The changes in interest income or interest expense attributable to changes in interest rates are calculated by multiplying the change in interest rate by the prior fiscal year's average volume. The changes in interest income or interest expense attributable to the combined impact of changes in volume and change in interest rate are calculated by multiplying the change in rate by the change in volume.

	Year ended December 31, 2006 Compared To Year ended December 31, 2005 Increase (decrease) due to			Year ended December 31, 2005 Compared To Year ended December 31, 2004 Increase (decrease) due to		
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)			(In thousands)		
Interest income:						
Loans receivable, net(1)(2)(3)	$3,780	$4,203	$7,983	$2,402	$2,068	$ 4,470
Investment securities-taxable	(400)	880	480	(469)	457	(12)
Investment securities-nontaxable(4)	(125)	(49)	(174)	(106)	10	(96)
Federal funds sold and interest-bearing deposits	(1)	194	193	43	169	212
Other assets	6	(2)	4	—	(1)	(1)
Total interest income	3,260	5,226	8,486	1,870	2,703	4,573
Interest expense:						
Savings deposits and interest bearing checking	77	1,532	1,609	(25)	723	698
Time deposits	1,077	3,159	4,236	673	1,520	2,193
Federal funds purchased and securities sold under agreements to repurchase	(22)	57	35	(70)	63	(7)
Notes Payable and Federal Home Loan Bank Advances	(88)	11	(77)	(98)	(134)	(232)
Subordinated debentures	210	(175)	35	—	—	—
Total interest expense	1,254	4,584	5,838	480	2,172	2,652
Net change in net interest income	$2,006	$ 642	$2,648	$1,390	$ 531	$ 1,921

(1) Loans are net of deferred costs, less fees.

(2) Non-accruing loans are included in the computation of average balances.

(3) Interest income includes loan fees. These fees for the years ended December 31, 2006, 2005, and 2004 were $1,269,000, $1,230,000 and $967,000, respectively.

(4) Income is adjusted for the tax effect of tax-exempt securities. The tax effects for the years ended December 31, 2006, 2005, and 2004 were $756,000, $800,000 and $861,000, respectively.

Provision for Loan Losses

A provision for losses on loans represents management's determination of the amount necessary to be charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical loss experience, the volume and type of lending conducted, the status of past due principal and interest payments, general economic conditions, particularly as such conditions relate to our market areas, and other factors related to the collectibility of our loan portfolio. It is management's practice to review the allowance on a monthly basis to determine the level of provision to be recognized in the allowance, and after considering the above factors, management recorded a provision for loan losses on loans totaling $1.0 million for the year ended 2006, $0.8 million for the year ended 2005, and $1.5 million for the year ended 2004. The increase in the provision recorded in 2006 compared to 2005 was primarily a result of increased loan balances in 2006 compared to 2005. Though loan balances increased proportionately more than the provision in 2006, and non-performing loans also increased, additional loan loss allowances were deemed not necessary because the additional non-performing credits are well-secured. The provision recorded for the year ended 2005 decreased from 2004 primarily as a result of the increased levels of loans secured by real estate which are secured by higher collateral values, therefore, not necessitating large amounts of loan loss reserves.

Non-Interest Income from Continuing Operations

The following table sets forth non-interest income from continuing operations for the indicated periods.

	Years ended December 31		
	2006	2005	2004
	(In thousands)		
Service charges	$3,658	$3,891	$3,952
Trust fees	720	702	664
Brokerage service revenue	230	167	234
Gain on sales of mortgage loans	584	887	1,264
Loss on sales of investment securities	(157)	(1)	(50)
Mortgage servicing fees, net of amortization	204	248	290
Merchant processing fees	35	65	188
ATM and debit card fees	527	444	368
Income from investment in bank owned life insurance	884	842	821
Other	527	461	419
Total non-interest income	$7,212	$7,706	$8,150

Non-interest income from continuing operations was $7.2 million for 2006, a $0.5 million, or 6.4%, decrease from 2005. This decrease was primarily a result of a decrease of gain on sales of mortgage loans resulting in a $0.3 million, or 34.2%, decrease in 2006 compared to 2005. The continued decrease in gain on sales of mortgage loans was the result of the steady decrease in volume of loans refinanced and originated and sold due to the stabilizing interest rate environment and higher rates than in previous years. We do not expect gain on sales of mortgage loans to increase materially unless interest rates decrease significantly. Further decreases in gain on sales of mortgage loans could occur in the event that long-term interest rates increase. Service charges decreased approximately $233,000 for the year ended 2006 compared to the year ended 2005 due to decreased volume of overdraft fees and decreased service charges, primarily due to the loss of one large retail account; however, this loss also lowered the associated processing costs. The Company incurred $157,000 loss on the sales of investment securities during 2006, due to decisions to restructure certain investments maintained in our portfolio in order to achieve higher yields in the future.

Non-interest income from continuing operations decreased $500 thousand during 2005 to $7.7 million, compared to $8.2 million during 2004. The decrease was primarily the result of a $400 thousand, or 30% decrease in gain on sales of mortgage loans as a result of the decrease in volume of loans refinanced and originated and sold due to the continued decline in mortgage banking activity as a result of the higher interest rate environment as compared to the interest rate environment of prior years. Also contributing to the decrease was a $100 thousand, or 65%, decrease in merchant processing fees from $188 thousand in 2004 to $65 thousand in 2005. The decrease in merchant processing fees was a result of selling our merchant processing portfolio in the fourth quarter of 2004. Since the sale of the portfolio, all merchant processing fee income is a result of a referral program with the vendor.

Non-Interest Expense from Continuing Operations

The following table presents non-interest expense for the indicated periods:

	Years ended December 31		
	2006	2005	2004
	(In thousands)		
Salaries and employee benefits	$12,299	$11,406	$10,638
Occupancy and equipment	3,127	2,759	2,765
Data processing	2,937	2,851	2,528
Professional fees	1,435	1,348	1,179
Marketing	408	378	355
Supplies	350	322	378
Intangible asset amortization	579	616	798
Trust preferred securities redemption amortization	823	—	—
Other	3,326	3,550	3,410
Total non-interest expenses	$25,284	$23,230	$22,051

Non-interest expense from continuing operations was $25.3 million for the year ended 2006, an increase of $2.1 million, or 9.0%, compared to $23.2 million for the year ended 2005. Salaries and employee benefits increased approximately $900,000, or 7.9%, as a result of hiring additional personnel and increased compensation expense. Part of the increase in compensation expense was related to the adoption of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payments*, ("SFAS No. 123(R)") in January 2006. Stock-based compensation expense increased $218,000 during 2006 compared to 2005, largely due to the adoption of this accounting standard. Occupancy and equipment increased approximately $400,000 during 2006 primarily due to increased building and equipment maintenance and repair costs and a $91,000 write-down of the value of one of our buildings that will be sold. The largest contribution to the increase in non-interest expense was the $823,000 charge taken as a result of the restructuring of the Trust Preferred Securities. See *Note (12) Subordinated Debentures* in the notes to the consolidated financial statements for more information on the restructuring of the Trust Preferred Securities and the related charge.

Non-interest expense from continuing operations was $23.2 million for the year ended 2005, an increase of $1.2 million, or 5.4%, compared to $22.1 million for the year ended 2004. Salaries and employee benefits increased $768,000, or 7.2%, over 2004 primarily due to an increase in bonuses earned in 2005 of approximately $634,000 as compared to 2004. Data processing expense increased approximately $323,000 due to increases in computer license expense and other computer support. Additionally, professional fees increased $169,000, or 14.3%, primarily due to increased internal audit expenses. These increases were offset by a decrease in intangible asset amortization of $182,000, or 22.8%, primarily due to a reduction of the valuation allowance on mortgage servicing rights based on our valuation of the fair value of the mortgage servicing assets.

Income Tax Expense from Continuing Operations

We recorded income tax expense from continuing operations of $1,050,000 for 2006 compared to $944,000 for 2005, representing an increase of $106,000. The effective tax rate from continuing operations for 2006 and 2005 was 20.9% and 18.8%, respectively. An increase in taxable income contributed to the higher effective tax rate in 2006 compared to 2005. The effective tax rate was less than the statutory federal rate of 34.0% in 2006 and 2005 primarily due to municipal interest income and non-taxable income from our investment in bank owned life insurance.

We recorded income tax expense from continuing operations of $944,000 for the year ended 2005 compared to $222,000 for the year ended 2004, representing an increase of $722,000. The effective tax rate from continuing operations for 2005 and 2004 was 18.8% and 5.5%, respectively. An increase in taxable income contributed to the higher effective tax rate in 2005 compared to 2004. The lower effective tax rate in 2004 was a result of approximately $165,000 due to the completion of the year ended December 31, 2003 income tax returns and the reconciliation of actual tax liabilities to those previously estimated in the tax provision and approximately $291,000 due to the reversal of previously provided tax reserves from closed tax years. Otherwise, the effective tax rate was less than the statutory federal rate of 34.0% in 2005 and 2004 primarily due to municipal interest income and non-taxable income from our investment in bank owned life insurance.

Discontinued Operations

On February 25, 2005, we completed the sale of our insurance agency subsidiary for $6,836,000. Our investment in the subsidiary as of February 25, 2005 was approximately $7,000,000. A loss on the sale of the subsidiary of approximately $164,000 was recorded in the second quarter of 2005 upon finalization of the selling price and is presented, net of tax, as loss from discontinued operations in the accompanying consolidated financial statements. The sale was effective December 31, 2004. As a result of the sale, the insurance agency's operations have been classified as a discontinued operation in the consolidated financial statements.

The insurance agency subsidiary was purchased on December 18, 2002 and operated as a subsidiary until its sale. Total consideration paid for the insurance agency when purchased in 2002 was $6,850,000. Cash of $5,000,000 was paid at closing. Additional consideration of $1,850,000 plus interest was paid to the previous owners because certain revenue contingencies were met during the years ended 2003 and 2004.

Certain revenue contingencies for both 2003 and 2004 were achieved resulting in additional cash consideration of $925,000 plus interest paid to the previous owners during the first quarter of 2004 for the 2003 fiscal year achievement and $925,000 was paid in the first quarter of 2005 for the 2004 fiscal year achievements. The 2005 payment was accrued at December 31, 2004 and included in the payables of TeamBank. Goodwill increased by $1,850,000 during 2004 as a result of these contingent payments. In compliance with annual impairment testing required by Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, we recognized an impairment on goodwill of $174,000 during the fourth quarter of 2004.

Summarized results of operations related to the insurance agency are as follows for the year ended December 31, 2004.

	Year ended December 31, 2004 (In thousands)
Insurance agency commissions	$4,153
Other income	193
Total income	4,346
Salary and employee benefits	3,092
Occupancy and equipment	338
Professional fees	90
Marketing	126
Supplies	39
Intangible asset amortization	170
Goodwill impairment	174
Intangible asset write-off	119
Other	455
Total expenses	4,603
Net loss from discontinued operations before income taxes	(257)
Income tax benefit	(39)
Net loss from discontinued operations, net of tax	$ (218)

In August, 2006, the buyer of the insurance agency presented breach of warranty and representation claims, and on February 6, 2007 filed a complaint in the United States District Court for the Northern District of Oklahoma against certain officers of the Company, Team Financial, Inc., TeamBank, N.A. Asset Corporation, Mystic Capital Advisors Group, LLC, Robert Weatherbie, Michael Gibson and Kevin Donoghue. The complaint asserts claims for breach of contract, negligent misrepresentation, fraud and misrepresentation and civil conspiracy in connection with the sale of the insurance agency subsidiary that was sold to the buyer effective December 31, 2004. The Company believes the claims are without merit, and is pursuing a vigorous defense as well as pursuing available counterclaims against the plaintiff.

Comprehensive Income

Comprehensive income is the total of net income and other comprehensive income. Our other comprehensive income is composed of the change in equity resulting from an increase or decrease in the market value of our available for sale investment securities, due to the changes in interest rates, net of tax.

Comprehensive income was $4.5 million for the year ended 2006, an increase of $2.8 million from $1.7 million for the year ended 2005. The increase was primarily the result of a $2.7 million increase in other comprehensive income due to the increase in unrealized gains on investment securities during 2006 compared to the unrealized losses experienced during 2005.

Comprehensive income was $1.7 million for the year ended 2005, a decrease of $1.0 million from $2.7 million for the year ended 2004. The decrease was primarily the result of a $1.4 million decrease in other comprehensive income as unrealized losses experienced during 2005 increased compared to the unrealized losses experienced during 2004.

Analysis of Financial Condition

Overview

Total assets were $756.4 million at December 31, 2006, an increase of $59.9 million, or 8.6%, from $696.5 million in total assets as of December 31, 2005. The increase in total assets was primarily due to an increase in loans receivable of $66.3 million, offset by a decrease in investment securities available for sale of $11.7 million.

Total assets were $696.5 million at December 31, 2005, compared to $664.1 million as of December 31, 2004, an increase of $32.4 million, or 4.9%. The increase in total assets was primarily due to an increase in loans receivable of $41.4 million. Offsetting this increase was a decrease in assets of discontinued operations of $8.3 million.

Loan Portfolio Composition

The following tables present the composition of our loan portfolio by type of loan at the dates indicated.

	December 31									
	2006		2005		2004		2003		2002	
	Principal Balance	Percent of Total	Principal Balance	Percent of Total	Principal Balance	Percent of Total	Principal Balance	Percent of Total	Principal Balance	Percent of Total
	(Dollars in thousands)									
Loans secured by real estate										
One to four family	$ 84,078	17.5%	$ 86,880	20.9%	$ 87,633	23.4%	$ 93,711	27.3%	$102,673	30.5%
Construction and land development	136,835	28.5	80,918	19.5	49,388	13.2	43,748	12.7	38,717	11.5
Commercial	145,747	30.3	136,318	32.9	122,007	32.6	103,568	30.2	84,751	25.2
Other	34,305	7.1	36,738	8.9	17,781	4.8	15,161	4.4	13,891	4.1
Total	400,965	83.4	340,854	82.2	276,809	74.0	256,188	74.6	240,032	71.4
Commercial and agricultural	67,403	14.0	63,080	15.2	82,889	22.2	70,734	20.6	71,835	21.4
Installment and other	18,661	3.9	17,176	4.1	19,863	5.3	21,819	6.4	29,716	8.8
Gross Loans	487,029	101.3	421,110	101.5	379,561	101.5	348,741	101.5	341,583	101.5
Less unearned fees	(532)	(0.1)	(929)	(0.2)	(790)	(0.2)	(646)	(0.2)	(597)	(0.2)
Total loans receivable	486,497	101.2	420,181	101.3	378,771	101.3	348,095	101.3	340,986	101.4
Less allowance for loan losses	(5,715)	(1.2)	(5,424)	(1.3)	(4,898)	(1.3)	(4,506)	(1.3)	(4,611)	(1.4)
Total net loans receivable	$480,782	100.0%	$414,757	100.0%	$373,873	100.0%	$343,589	100.0%	$336,375	100.0%

Total loans receivable were $486.5 million at December 31, 2006 compared to $420.2 million at December 31, 2005, representing an increase of $66.3 million, or 15.8%. The increase in total loans receivable was primarily due to increases in construction and land development and commercial real estate loans. The internal loan growth in these areas produced an increase of $55.9 million and $9.4 million, respectively, during 2006. Slightly offsetting the increase in our construction and land development and commercial real estate loans was a decrease in our one to four family loans and our farmland loans of $2.8 million and $2.9 million, respectively. Installment loans have continued to decrease as a percentage of our loan portfolio over the past several years as we have placed more emphasis on growing our small to mid-size business lending. At December 31, 2006 installment loans were $10.3 million, representing a $1.5 million decrease, or 12.7%, from installment loans at December 31, 2005 of $11.8 million.

Loans secured by real estate

Loans secured by real estate represent our largest loan category. At December 31, 2006 these loans totaled $401.0 million, a $60.1 million, or 17.6%, an increase from $340.9 million at December 31, 2005. The increase was generated from a $55.9 million, or 69.1% increase in construction and land development loans and a $9.4 million increase in commercial real estate loans. Other loans secured by real estate decreased $2.4 million from $36.7 million at December 31, 2005. The decline in our one to four family loan portfolio experienced in recent years continued in 2006 as this portfolio declined $2.8 million, or 3.2%. Included in one to four family loans were loans held for sale of $2.6 million at December 31, 2006 and $1.8 million at December 31, 2005. We typically sell fixed rate one to four family loans to the secondary market instead of holding such loans in our one to four family portfolio. We occasionally retain the servicing rights on these loans. Capitalized servicing rights are recorded at the time the loan is sold, thereby increasing the gain on sale by such amount. The balance of our mortgage servicing rights was $320,000 at December 31, 2006 compared to $403,000 at December 31, 2005.

Non-farm, non-residential commercial loans secured by real estate increased $9.4 million, or 6.9%, to $145.7 million at December 31, 2006 from $136.3 million at December 31, 2005. We have experienced steady growth in this area over the last five years. We anticipate continued growth in this loan portfolio with our continued emphasis on small to mid-size business loans in our metropolitan markets.

At December 31, 2005, loans secured by real estate totaled $340.9 million, a $64.1 million, or 23.2%, increase from $276.8 million at December 31, 2004. The increase was generated from a $31.5 million, or 63.8% increase in construction and land development loans and a $14.3 million, or 11.7%, increase in commercial real estate loans. Other loans secured by real estate increased $18.9 million from $17.8 million at December 31, 2004. The decline in our one to four family loan portfolio seen in recent years slowed in 2005 as this portfolio declined only $753,000, or 0.9%. At December 31, 2005, the balance of real estate loans held for sale was $1.8 million, representing a $1.3 million decrease from the balance at December 31, 2004 of $3.1 million.

Commercial and Agricultural

Commercial and agricultural loans were $67.4 million at December 31, 2006, an increase of $4.3 million, or 6.8%, from $63.1 million at December 31, 2005. Commercial loans include loans to service, retail, wholesale, and light manufacturing businesses. Agricultural loans include loans to farmers for production and other agricultural needs.

Commercial loans were $60.2 million at December 31, 2006, compared to $55.1 million at December 31, 2005, an increase of $5.1 million, or 9.3%. At December 31, 2005, commercial loans were $55.1 million compared to $68.0 million at December 31, 2004, a decrease of $12.9 million, or 19.0%.

At December 31, 2006, agricultural loans were $7.2 million compared to $8.0 million at December 31, 2005, a decrease of $0.8 million, or 10.0%. Agricultural loans at December 31, 2005 decreased $6.9 million or 46.3% from $14.9 million at December 31, 2004.

Installment and Other

Installment and other loans include automobile and other personal loans, leases and loans to state and political subdivisions. The majority of these loans are installment loans with fixed interest rates. Installment and other loans were $18.7 million at December 31, 2006, an increase of $1.5 million, or 8.7% from $17.2 million at December 31, 2005. At December 31, 2005, installment and other loans decreased $2.7 million, or 13.6%, from $19.9 million at December 31, 2004. Installment and other loans have been decreasing as a percentage of total loans over the past several years as we have placed less emphasis in this area and more emphasis on our small to mid-size business loans in our markets.

Loan Maturities

The following tables present, at December 31, 2006 and 2005, loans by maturity in each major category of our portfolio based on contractual schedules. Actual maturities may differ from the contractual maturities shown below as a result of renewals and prepayments. Loan renewals are re-evaluated using substantially the same credit procedures that are used when loans are made.

	December 31, 2006					
		Over One Year Through Five Years		Over Five Years		
	One Year or Less	Fixed Rate	Variable	Fixed Rate	Variable	Total
	(In thousands)					
Loans secured by real estate:						
One to four family	$ 14,128	$ 9,518	$ 2,672	$12,055	$ 45,705	$ 84,078
Construction and land development	114,612	8,627	11,350	62	2,184	136,835
Commercial	20,273	46,257	12,464	5,383	61,370	145,747
Other	13,978	1,761	1,321	2,359	14,886	34,305
Total	162,991	66,163	27,807	19,859	124,145	400,965
Commercial and agricultural	39,068	9,698	5,822	5,309	7,505	67,402
Installment and other	4,018	10,768	—	1,710	2,166	18,662
Gross Loans	206,077	86,629	33,629	26,878	133,816	487,029
Less unearned fees	630	(66)	(32)	—	—	532
Total loans receivable	$205,447	$86,695	$33,661	$26,878	$133,816	$486,497

	December 31, 2005					
		Over One Year Through Five Years		Over Five Years		
	One Year or Less	Fixed Rate	Variable	Fixed Rate	Variable	Total
	(In thousands)					
Loans secured by real estate:						
One to four family	$ 10,573	$ 7,924	$ 6,734	$13,099	$ 48,550	$ 86,880
Construction and land development	66,095	9,945	2,876	—	2,002	80,918
Commercial	31,523	28,151	9,515	5,758	61,371	136,318
Other	10,723	4,570	5,224	1,886	14,335	36,738
Total	118,914	50,590	24,349	20,743	126,258	340,854
Commercial and agricultural	32,545	15,222	6,906	2,533	5,874	63,080
Installment and other	3,890	10,444	—	1,815	1,027	17,176
Gross Loans	155,349	76,256	31,255	25,091	133,159	421,110
Less unearned fees	929	—	—	—	—	929
Total loans receivable	$154,420	$76,256	$31,255	$25,091	$133,159	$420,181

Non-performing assets

Non-performing assets consist of non-performing loans and other real estate owned. Non-performing loans consist of loans 90 days or more delinquent and still accruing interest, non-accrual loans, and restructured loans. Loans are generally placed on non-accrual status when principal or interest is 90 days or more past due, or when, in the opinion of management, a reasonable doubt exists as to the collectibility of interest, regardless of the delinquency status of a loan, the accrual of interest income is typically discontinued and any interest accrued to date is reversed through a charge to interest income, unless the loans are well-secured and in the process of collection. While a loan is on non-accrual status, it is our policy that interest income is recognized only after payment in full of the past due principal. However, in some instances, we will collect interest on a cash basis for loans that are on non-accrual and recognize interest income when there is no doubt, in the opinion of management, that the interest and principal will be collected in full based on the collateral values and management's analysis of the collectibility of the loan.

The following table presents information concerning the non-performing assets at the dates indicated.

	December 31				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Non-accrual loans	$ 7,918	$2,343	$1,281	$5,481	$3,413
Loans 90 days past due and still accruing	434	1,184	420	641	1,163
Restructured loans	1,010	1,055	1,053	1,138	—
Non-performing loans	9,362	4,582	2,754	7,260	4,576
Other real estate owned	817	455	408	1,117	1,770
Total non-performing assets	$10,179	$5,037	$3,162	$8,377	$6,346
Non-performing loans as a percentage of total loans	1.92%	1.09%	0.73%	2.09%	1.34%
Non-performing assets as a percentage of total assets	1.35%	0.72%	0.48%	1.29%	0.97%

Total non-performing assets were $10.2 million at December 31, 2006 compared to $5.0 million at December 31, 2005, representing an increase of $5.2 million, or 102.0%. The increase in non-performing assets was due to an increase in non-accrual loans of $5.6 million and an increase in other real estate owned of $362,000. Loans 90 days past due and still accruing decreased $750,000 largely as a result of one relationship with an industrial distribution company for $375,000 that has since become current in 2007.

Non-performing loans increased $4.8 million, or 104.3%, to $9.4 million at December 31, 2006 from $4.6 million at December 31, 2005. The increase in non-performing loans was a result of an increase in non-accrual loans of $5.6 million. This increase was primarily due to a group of loans in our Missouri market from a diversified commercial customer totaling $4.9 million being on non-accrual status. The loans were placed on non-accrual status during the fourth quarter of 2006 based on their delinquent status. The loans are well-secured with real estate currently valued at $7.9 million. These loans were placed on non-accrual status during the fourth quarter of 2006 based on their delinquent status. To avoid foreclosure, the borrower agreed to make monthly payments on $4.3 million of these loans. The borrower has made the required monthly payments, and the interest payments were recorded on a cash basis to interest income. Subsequent to December 31, 2006, the borrower paid off approximately $2.2 million of the impaired loans. Currently, all loans with this customer are in good standing. Also included in non-accrual loans is an agriculture loan for approximately $500,000, which is 90% FSA guaranteed, so our exposure is only 10% of the loan.

Also included in the $7.9 million of non-accrual loans at December 31, 2006 were several small loan relationships, the largest of which was approximately $400,000 to an engineering company and subsequent to December 31, 2006, has been resolved. Non-accrual loans had approximately $176,000 specific reserves included in the allowance for loan losses at December 31, 2006. We do not anticipate losses on these credits in excess of the specific reserves. Restructured loans at December 31, 2006 consisted of ten relationships. The largest relationship included an agricultural loan restructured through Farmer Home Administration of approximately $532,000.

In addition to the non-accrual loans mentioned above, the Company also has identified loans for which management has concerns about the ability of the borrowers to meet existing repayment terms. These loans are primarily classified as substandard for regulatory purposes under the Company's internal rating system. The loans are generally secured by either real estate or other borrower assets, reducing the potential for loss should they become non-performing. Although these loans are generally identified as potential problem loans, they may never become non-performing. Such loans totaled $24.6 million at December 31, 2006.

Other real estate owned was $817,000 at December 31, 2006 compared to $455,000 at December 31, 2005. Other real estate owned consisted of eight properties, consisting of three commercial buildings, three single family dwellings and two vacant lots at December 31, 2006. The properties are all located within our market areas. Management is working to sell the real estate as soon as practicable. During the year ended December 31, 2006, eleven properties held in other real estate owned were sold at a total net gain of approximately $37,000.

Non-performing assets as a percent of total assets were 1.35% at December 31, 2006, compared to 0.72% at December 31, 2005, and 0.48% at December 31, 2004. Non-performing assets will generally increase in times of economic uncertainty or stress. Management believes the level of non-performing assets may increase if economic weaknesses are experienced in 2007, although the magnitude of any increase in non-performing loans is not determinable.

Impaired loans

We consider a loan to be impaired when it is deemed probable by management that we will be unable to collect all contractual principal and interest payments in accordance with the terms of the original loan agreement. However, when determining whether a loan is impaired, management also considers the loan documentation, the current ratio of the loan's balance to collateral value, and the borrower's present financial position. Included as impaired loans are all loans contractually delinquent 90 days or more, all loans upon which accrual of interest has been suspended, all restructured loans, and all loans for which management has significant doubts as to the ultimate collectibility of principal and interest.

At December 31, 2006, we had impaired loans totaling $14.5 million, which have related specific reserves of $1.9 million. This compares to $8.6 million of impaired loans, which had related specific reserves of $2.9 million at December 31, 2005. The increase in impaired loans was the result of the increase in non-accrual loans described above. The average recorded investment in impaired loans was $12.6 million during 2006 and $12.2 million during 2005. Interest income recognized on impaired loans during the period the loans were considered to be impaired for 2006 and 2005 approximated $605,000 and $813,000, respectively. Impaired loans will generally increase in times of economic uncertainty or stress. Management believes the level of impaired loans could increase if economic weaknesses are experienced in our market area during 2007.

Allowance for Loan Losses

Credit losses are inherent in the lending business. The risk of loss will vary with general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and the quality of the collateral of the loan.

Management maintains our allowance for loan losses based on historical experience, an evaluation of economic conditions and regular review of delinquencies and loan portfolio quality. Based upon these factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and maintains an allowance for probable loan losses based upon a percentage of the outstanding balances and for specific loans if their ultimate collectibility is considered questionable. Since certain lending activities involve greater risks, the percentage applied to specific loan types may vary. The allowance is increased by provisions for loan losses and reduced by loans charged off, net of recoveries.

We actively manage our past due and non-performing loans in an effort to minimize credit losses and monitor asset quality to maintain an adequate loan loss allowance. Although management believes our allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management uses the most current information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to non-performing or performing loans. Accordingly, there can be no assurance that our allowance for loan losses will be adequate to cover loan losses or that significant increases to the allowance will not be required in the future if economic conditions should worsen. Material additions to the allowance for loan losses would result in a decrease of our net income and capital and could result in an inability to pay dividends, among other adverse consequences.

The following table sets forth information regarding changes in the allowance for loan losses for the periods indicated.

	Year ended December 31				
	2006	2005	2004	2003	2002
	(Dollars in thousands)				
Average total loans	$458,123	$403,234	$365,587	$341,782	$335,194
Total loans at end of year	486,497	420,181	378,771	348,095	340,986
Allowance at beginning of year	5,424	4,898	4,506	4,611	4,392
Loans charged off:					
Real estate:					
One to four family	(117)	(87)	(307)	(229)	(238)
Construction	(20)	—	(200)	—	(18)
Other	(59)	—	(218)	(2)	(103)
Commercial	(441)	(293)	(267)	(1,296)	(561)
Lease financing receivables	—	—	(16)	(32)	(20)
Installment and other	(234)	(331)	(298)	(688)	(635)
Total charge-offs	(871)	(711)	(1,306)	(2,247)	(1,575)
Recoveries:					
Real estate:					
One to four family	16	39	16	49	13
Construction	—	5	3	7	29
Other	5	7	—	80	19
Commercial	76	175	38	35	38
Lease financing receivables	—	1	6	—	22
Installment and other	114	190	170	181	239
Total recoveries	211	417	233	352	360
Net charge-offs	(660)	(294)	(1,073)	(1,895)	(1,215)
Provision for loan losses	951	820	1,465	1,790	1,434
Allowance at end of year	$ 5,715	$ 5,424	$ 4,898	$ 4,506	$ 4,611
Ratio of net charge-offs to average total loans	0.14%	0.07%	0.29%	0.55%	0.36%
Allowance to total loans at end of year	1.17%	1.29%	1.29%	1.29%	1.35%
Allowance to non-performing loans	57.1%	118.4%	177.9%	62.10%	100.76%

The decrease in the allowance as a percent of non-performing loans was due to higher collateral values securing the non-performing loans in 2006 compared to 2005. Net charge-offs were $660,000 for 2006 compared to $294,000 for 2005. Net charge-offs for 2006 consisted of several credits. The largest charge-off during 2006 was approximately $174,000 for a commercial loan.

Net charge-offs for 2005 consisted of several small credits. The largest charge-off during 2005 was approximately $99,000 for a commercial loan.

Lending personnel are responsible for continuous monitoring of the loan portfolio. Additionally we have a separate loan review process, which reviews the loan portfolio on a quarterly basis to determine compliance with loan policy, including the appropriateness of risk ratings assigned to individual loans, as well as the adequacy of the allowance for loan losses. The allowance for loan losses is based primarily on management's estimates of probable loan losses from the foregoing processes and historical experience.

The following table presents an allocation of the allowance for loan losses by loan category as of the dates indicated. The allocation table should not be interpreted as an indication of the specific amounts, by loan classification, to be charged to the allowance. The table has been derived in part by applying historical loan loss ratios to both internally classified loans and the portfolio as a whole to determine the allocation of the loan losses attributable to each category of loans.

	December 31									
	2006		2005		2004		2003		2002	
	Amount of Gross Allowance	Loans in Category as a Percentage of Total Loans	Amount of Gross Allowance	Loans in Category as a Percent age of Total Loans	Amount of Gross Allowance	Loans in Category as a Percentage of Total Loans	Amount of Gross Allowance	Loans in Category as a Percentage of Total Loans	Amount of Gross Allowance	Loans in Category as a Percentage of Total Loans
	(Dollars in thousands)									
Loans secured by real estate:										
One to four family.	$ 345	17.3%	$ 417	20.7%	$ 423	23.1%	$ 397	27.0%	$ 16	30.1%
Construction and land development.	1,214	28.1%	705	19.3	402	13.0	635	13.0	575	11.3
Commercial & other	624	37.1%	1,035	41.1	1,137	36.9	944	34.0	784	28.8
Commercial and agricultural . .	2,619	13.9%	2,588	15.0	2,331	21.9	1,638	20.0	2,102	21.1
Lease financing receivables . . .	18	0.6%	6	0.3	9	0.4	8	—	14	—
Installment and other	593	3.0%	582	3.6	393	4.7	602	6.0	864	8.7
Unallocated	302	—	91	—	203	—	282	—	256	—
	$5,715	100.0%	$5,424	100.0%	$4,898	100.0%	$4,506	100.0%	$4,611	100.0%

The provision for loan losses takes into account many factors such as our historical experience with loan losses and an evaluation of the risks in the loan portfolio at any given time, including changes in economic, operating, and other conditions of borrowers, the economies in our areas of operations and to a lesser extent, the national economy. The Company relies on quarterly economic trend reports for the Kansas City metropolitan market and the Colorado Springs metropolitan market. The allowance for loan losses allocated to construction and land development increased approximately $509,000 at December 31, 2006 compared to December 31, 2005 due to an increase in the allocation of the allowance associated with historical trends and economic for our market conditions coupled with an increased balance in this category in 2006 compared to 2005. The allowance for loan losses allocated to commercial and other loans secured by real estate decreased $411,000 due to the decreases in the allowance required based on historical and economic trends for our market compared to the prior year. The allowance for loan losses allocated to commercial and agricultural loans increased approximately $31,000 due to an increase in specific reserves of $138,000, offset by a decrease in historic and economic reserves allocated to commercial and agriculture loans at 2006 compared to 2005.

Investments

We invest a portion of our available funds in short-term and long-term instruments, including federal funds sold and investment securities. Our investment portfolio is designed to provide liquidity for cash flow requirements, to assist in managing interest rate risk, and to provide collateral for certain public deposits and other borrowing arrangements. At December 31, 2006 and 2005, the investment portfolio was comprised principally of mortgage-backed securities, obligations of U.S. government agencies and obligations of states and political subdivisions. Total investment securities at December 31, 2006 of $179.1 million represented a decrease of $11.3 million from total investment securities of $190.4 million at December 31, 2005. The decrease was primarily a result of a decrease in the securities of government-sponsored entities of $6.1 million, the proceeds of which were used to fund the loan portfolio growth.

We initiated a long-term balance sheet management strategy starting in the fourth quarter of 2001 to increase the asset sensitivity of our balance sheet with the expectation of benefiting from an anticipated increase in interest rates and to borrow long-term borrowings during the period of historically low interest rates.

Under this strategy we borrowed $87.0 million in Federal Home Loan advances and purchased short-term investment securities and funded loans. The Federal Home Loan Bank borrowings, which carry an average rate of 4.09%, upon origination consisted of $69.0 million in 10-year fixed rate advances convertible to floating rate advances if LIBOR increases to a range of 6.0% to 7.50% within the 10 years, $10.0 million in 5-year fixed rate advances convertible to floating rate advances if LIBOR increases to 7.50% within the 5 years, $5.0 million in 10-year floating rate advances and $3.0 million in 3-year fixed rate advances. As of December 31, 2006, we had outstanding balances of $85 million on these Federal Home Loan Bank borrowings.

A decreasing interest rate environment may cause an unfavorable impact on net interest income and net interest margin and an increasing interest rate environment may increase net interest income and net interest margin over the remaining borrowing period.

The following table presents our investment portfolio at December 31, 2006 and 2005. "Other" investments is comprised of Federal Home Loan Bank of Topeka common stock, Federal Reserve Bank common stock and certain equity securities, all of which carry no stated maturity.

	2006	2005
	(In thousands)	
Investment securities available for sale (at fair value):		
Government-sponsored entities	$ 53,913	$ 59,986
Obligations of state and political subdivisions	27,967	29,733
Mortgage-backed securities	82,850	85,422
Other	5,185	6,443
Total investment securities available for sale	169,915	181,584
Equity securities		
Marketable	164	156
Non-marketable	9,061	8,669
Total investment securities	$179,140	$190,409

The following tables set forth a summary of the contractual maturities in the investment portfolio at December 31, 2006 and December 31, 2005.

	December 31, 2006									
	One year or less		Over one years through five years		Over five years through ten years		Over ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(Dollars in thousands)					
Government-sponsored entities	$ 1,691	4.58%	$14,725	3.69%	$25,742	5.06%	$11,755	5.07%	$ 53,913	4.67%
Obligations of states and political subdivisions	1,169	3.99	6,764	4.48	11,807	4.11	8,227	4.30	27,967	4.25
Other	—		—		—		5,185	4.71	5,185	4.71
	2,860		21,489		37,549		25,167		87,065	
Mortgage-backed securities	—		—		—		—		82,850	5.07
Equity securities(1)	—		—		—		—		9,225	
Total investment securities	$ 2,860		$21,489		$37,549		$25,167		$179,140	

	December 31, 2005									
	One year or less		Over one years through five years		Over five years through ten years		Over ten years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
					(Dollars in thousands)					
Government-sponsored entities	$11,065	3.22%	$19,719	3.50%	$20,048	4.78%	$ 9,154	4.58%	$ 59,986	4.04%
Obligations of states and political subdivisions	989	4.73	4,691	4.31	14,604	4.33	9,449	4.18	29,733	4.29
Other	—		463	6.75	432	7.80	5,548	4.98	6,443	5.30
	12,054		24,873		35,084		24,151		96,162	
Mortgage-backed securities	—		—		—		—		85,422	4.90
Equity securities(1)	—		—		—		—		8,825	
Total investment securities	$12,054		$24,873		$35,084		$24,151		$190,409	

(1) Equity securities consists principally of Federal Home Loan Bank of Topeka common stock and Federal Reserve Bank stock, which have no stated maturity

Deposits

Deposits are the major source of our funds for lending and other investments. Deposits are attracted principally from within our primary market areas through the offering of a broad variety of deposit instruments for individual and corporate customers. At December 31, 2006, total deposits totaled $562.9 million, a $55.0 million, or 10.8% increase from $507.9 million at December 31, 2005. The increase was a result of an increase in certificates of deposits of $39.6 million, primarily due to branch promotional campaigns and an increase in public funds in the fourth quarter of 2006. In addition to the deposits raised through our branches, we also obtained $13 million in brokered CD's in order to meet funding requirements. Average balance for checking, savings and money market deposits was $266.6 million for 2006 compared to $255.2 million for the same accounts in 2005.

The following table sets forth the average balances and weighted average rates for categories of deposits for the periods indicated.

	For the years ended December 31					
	2006		2005		2004	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
			(Dollars in thousands)			
Non-interest-bearing demand	$ 78,266	—	$ 73,972	—	$ 68,256	—
Interest-bearing demand and money market	157,862	2.12%	148,059	1.18%	151,871	0.70%
Savings	30,503	0.75%	33,206	0.67%	33,045	0.64%
Time	262,296	4.21%	226,889	3.01%	198,123	2.34%
Total	$528,927		$482,126		$451,295	

The following table summarizes at December 31, 2006 and December 31, 2005, our certificates of deposit of $100,000 or more by time remaining until maturity.

	December 31	
	2006	2005
	(In thousands)	
Remaining maturity:		
Less than three months	$ 34,053	$26,695
Three to six months	25,836	20,379
Six months to one year	30,398	11,953
One year and over	10,534	15,346
Total	$100,821	$74,373

Derivative Financial Instruments

We do not utilize derivative instruments as part of our overall interest rate sensitivity management strategy to mitigate exposure to interest rate risk.

Federal Home Loan Bank and Federal Reserve Bank Borrowings

Our subsidiary banks are members of the Federal Home Loan Bank of Topeka (FHLB). The FHLB system functions as a central bank providing credit for members. As members of the FHLB, our subsidiary banks are entitled to borrow funds from the FHLB and are required to own FHLB stock in an amount determined by a formula based upon total assets and FHLB borrowings. Our subsidiary banks may use FHLB borrowings to supplement deposits as a source of funds.

At December 31, 2006, FHLB borrowings aggregated $108.1 million, compared to $111.1 million at December 31, 2005 and $111.9 million at December 31, 2004. As discussed in the investment section above, approximately $87.0 million of the FHLB borrowings are part of a long-term balance sheet strategy to increase the sensitivity of our balance sheet by borrowing long-term funds at historically low interest rates and purchasing short-term investments securities and fund loans. At December 31, 2006, the aggregate available and unused borrowing capacity of our subsidiary banks was approximately $8.9 million, which was available through a line of credit and term advances. FHLB borrowings are collateralized by FHLB common stock, investment securities and certain qualifying mortgage loans of our subsidiary banks.

TeamBank and Colorado National Bank are member banks of the Federal Reserve Bank and may use the Federal Reserve Bank discount window to meet short-term funding needs. Neither of our subsidiary banks utilized short-term Federal Reserve Bank borrowings during 2006 or 2005.

Subordinated Debentures

On August 10, 2001, Team Financial Capital Trust I (the Trust), a Delaware business trust formed by Team Financial, Inc., completed the sale of $15.5 million 9.50% Cumulative Trust Preferred Securities. The Trust used the net proceeds from the offering to purchase a like amount of Team Financial, Inc.'s 9.50% subordinated debentures. The debentures, maturing August 10, 2031, were the sole assets of the Trust. On or after August 10, 2006, we had the right to redeem the debentures, in whole or in part, at a redemption price specified in the governing indentures plus any accrued but unpaid interest to the redemption date.

On September 18, 2006, we redeemed all of the debentures and the Trust redeemed its trust preferred securities, at a redemption price equal to 100% of the principal amount of the Trust, or $15.5 million, plus interest accrued and unpaid through September 17, 2006. As a result of the redemption, we incurred a pretax charge, recorded as "trust preferred securities redemption amortization" to earnings of approximately $823,000 on the redemption date of the debentures. This charge was the unamortized portion of the offering cost that was being amortized over the original 30-year life of the debentures.

To fund the redemption, on September 14, 2006 we replaced the prior existing debentures and the former trust with Team Financial Capital Trust II, a pooled trust preferred security of $22.0 million at a variable rate of 1.65% above the 90-day LIBOR. The new trust preferred securities have a 30-year term maturing on October 7, 2035 and a call option 5 years after the issuance date. The new trust preferred securities did not have a placement or annual trustee fee associated with it. We expect to save approximately $338,000 annually based on the reduction in interest rates at the time of restructuring.

In accordance with Financial Accounting Standards Board Interpretation No. 46R, *Consolidation of Variable Interest Entities* (FIN 46 R), adopted in December 2003, the new Trust qualifies as a special purpose entity that is not required to be consolidated in our financial statements. The $22 million trust preferred securities issued by the Trust in September 2006 are reported on the records of the new Trust.

We continue to include the new trust preferred securities issued by Team Financial Capital Trust II in Tier I capital for regulatory capital purposes.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

We have various contractual obligations in the normal course of business that are integral to our operations. The following table summarizes payments due per these contractual obligations at December 31, 2006.

	Payments Due By				
	One Year or less	Over One to Three Years	Over Three to Five Years	Over Five Years	Total
			(In thousands)		
Time deposits	$217,542	$60,548	$ 4,154	$ —	$282,244
Repurchase agreements	6,215	—	—	—	6,215
Subordinated debentures					
FHLB advances and notes payable	10,000	5,000	67,681	48,069	130,750
Operating lease obligations	110	—	—	—	110
Loan commitments	59,983	12,486	1,945	11,675	86,089
Data processing contracts	693	139	—	—	832
Total	$294,543	$78,173	$73,780	$59,744	$506,240

Payments on time deposits are based on contractual maturity dates. These funds may be withdrawn prior to maturity with or without penalties.

Included in subordinated debentures and notes payable in the above table is subordinated debt of $22,681,000. The debentures mature on October 7, 2035 and have a callable option five years after the issuance date. These debentures are included in the three to five year maturity category in the table above based on the date of earliest redemption.

Operating lease obligations represent property rented for branch offices. Payments represent the minimum lease payments and exclude related costs such as utilities.

Loan commitments represent obligations to provide financing to our customers. As some of these commitments will expire prior to funding the full amount, the total commitment amounts do not necessarily represent future cash obligations.

Data processing contracts represent the minimum obligations under these contracts and exclude additional payments that are based on volume of transactions processed.

Additionally, we offer standby letters of credit to our customers, which are a conditional, but irrevocable form of guarantee, issued to guarantee payment upon default of payment by our customer. Standby letters of credit are initially issued for a period of one year, but can be extended depending on customer needs. The contractual amount of standby letters of credit was $9,149,000 at December 31, 2006 and the maximum remaining term for any standby letter of credit is January 2009; however, we have several standby letters of credit that are backed by demand notes that automatically renew and have no stated maturity. Commitments for standby letters of credit do not necessarily represent future cash requirements.

Capital Resources

We actively monitor compliance with bank and financial holding company regulatory capital requirements, focusing primarily on risk-based guidelines. Under the risk-based capital method of capital measurement, the ratio computed is dependent upon the amount and composition of assets recorded on the balance sheet, and the amount and composition of off-balance sheet items, such as commitments to extend credit, in addition to the level of capital. Included in the risk-based capital method are two measures of capital adequacy, core capital and total capital, which consist of core and secondary capital. Historically, we have increased core capital through retention of earnings or capital infusions. The primary source of funds available to us is dividends by our subsidiary banks. Each subsidiary bank's ability to pay dividends is subject to regulatory requirements. Core capital, also known as Tier 1 capital, generally includes common shareholders' equity, perpetual preferred stock and minority interests in consolidated subsidiaries, less goodwill and intangible assets. No more than 25% of core capital elements may consist of cumulative preferred stock. The trust preferred securities, issued by our subsidiary, Team Financial Capital Trust II, to purchase Team Financial, Inc. subordinated debentures, is included in Tier I capital of Team Financial, Inc. for regulatory purposes. Total risk based capital, also known as Tier 2 capital, generally includes the allowance for loan losses limited to 1.25% of weighted risk assets, certain forms of perpetual preferred stock, as well as hybrid capital instruments.

The following tables present capital ratios as of the indicated dates.

	Risk Based Capital Ratios At December 31					
	2006		2005		2004	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Core capital	$ 55,393	9.82%	$ 56,661	11.60%	$ 46,857	10.70%
Core capital minimum requirement(1)	22,563	4.00%	19,530	4.00%	17,524	4.00%
Excess	$ 32,830	5.82%	$ 37,131	7.60%	$ 29,333	6.70%
Total risk based capital	$ 61,108	10.83%	$ 62,085	12.72%	$ 51,755	11.81%
Total risk based capital requirement(1)	45,126	8.00%	39,061	8.00%	35,049	8.00%
Excess	$ 15,982	2.83%	$ 23,024	4.72%	$ 16,706	3.81%
Total risk adjusted assets	$564,072		$488,260		$438,109	

	Leverage Ratios At December 31					
	2006		2005		2004	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)					
Core capital	$ 55,393	7.90%	$ 56,661	8.42%	$ 46,857	7.43%
Core capital minimum requirement(2)	28,040	4.00%	26,903	4.00%	25,213	4.00%
Excess	$ 27,353	3.90%	$ 29,758	4.42%	$ 21,644	3.43%
Average total assets	$701,005		$672,578		$630,323	

(1) Based on risk-based capital guidelines of the Federal Reserve Board, a bank holding company is required to maintain a core capital to risk-adjusted assets ratio of 4% and a total capital, risk-based, to risk-adjusted assets ratio of 8%.

(2) The leverage ratio is defined as the ratio of core capital to average tangible assets. Based on Federal Reserve Board guidelines, a bank holding company generally is required to maintain a leverage ratio in excess of 4%.

Impact of Inflation and Changes in Prices

The primary impact of inflation on our operations is reflected in increasing operating costs: Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant impact on the performance of a financial institution than do changes in the general rate of inflation and changes in prices. Interest rate changes do not necessarily move in the same direction, or have the same magnitude, as changes in the prices of goods and services.

Recent Accounting Pronouncements

In December of 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payments, ("SFAS 123(R)"). This statement requires that the cost resulting from all share-based transactions be recognized in the financial statements. SFAS 123(R) establishes fair value as the measurement objective in accounting for share-based arrangements and requires all entities to apply a fair-value based measurement method in accounting for share based payments with employees except for equity instruments held by employee share ownership plans. SFAS 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and Accounting Principal Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25") and became effective as of the beginning of 2006. The Company elected to adopt SFAS No. 123(R) using the modified prospective transition method and, accordingly, previously reported amounts have not been restated for the change in accounting. The Company adopted SFAS 123(R) effective January 1, 2006. Prior to fiscal year 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in APB 25, and related interpretations and provided the required pro forma disclosures of SFAS No. 123, Accounting for Stock-Based Compensation. More information regarding the adoption of SFAS 123(R) is set forth in note 14 to the consolidated financial statements.

In June 2006, the FASB issued Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109 Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. The first step is a recognition process to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The interpretation is effective for fiscal years beginning after December 15, 2006, and the Company will begin applying the guidance in January, 2007. The adoption of FIN 48 will not have a material effect on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements", which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 requires an entity to quantify misstatements using both a balance sheet perspective (iron curtain approach) and income statement perspective (rollover approach) and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. Prior year misstatements must be considered in quantifying misstatements in current year consolidated financial statements and if the effect of those misstatements is material to the current year, the prior year consolidated financial statements must be corrected even though such revision previously was and continues to be immaterial to the periods in which they originated.

During the fourth quarter of 2006, the Company completed its analysis under both the rollover and iron curtain approaches and adopted SAB 108, and in accordance with its provisions. The Company recorded a $631,000 cumulative increase, net of tax of $215,000, to retained earnings as of January 1, 2006. The net impact of the adoption of SAB 108 was material to the Company and resulted in an increase in book value per share $0.03 as of this date. The Company does not believe any of the amounts described below are material to the periods in which they originated using the rollover approach. The prior year misstatements were associated with certain loan origination costs which, prior to 2006, had not been deferred over the life of the loans as an adjustment to yield as is required by SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" (SFAS 91), an over-accrual of the Company's self insurance fund in years prior to 2005 and certain data processing expenses incurred in 2005 and that had been amortized over a shorter duration than their useful life. This resulted in the Company recording a $293,000 cumulative increase to deferred loan costs, net of tax of $100,000, a $247,000 cumulative decrease to other liabilities for the self-insurance fund, net of tax of $84,000, and a $91,000 increase to other assets for data processing, net of tax of $31,000.

In September 2006, the Emerging Issues Task Force Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements", was ratified. This EITF Issue addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee. The Issue requires an employer to recognize a liability for future benefits payable to its employees under these agreements. The effects of applying this Issue must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. For calendar year companies, the Issue is effective beginning January 1, 2008. The Company is currently evaluating the impact of adopting this interpretation on its financial position, results of operations, and liquidity.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Liquidity

We continuously forecast and manage our liquidity in order to satisfy cash flow requirements of depositors, borrowers, and our own cash flow needs. We have developed internal and external sources of liquidity to meet our continued growth needs. These liquidity sources include, but are not limited to, raising deposits through branch promotional campaigns, purchasing brokered certificates of deposits, overnight funds, short term investment securities classified as available-for-sale and drawing on credit facilities established through the Federal Home Loan Bank of Topeka and other lines of credit established through US Bank.

Our most liquid assets are cash and cash equivalents and investment securities available-for-sale. The levels of these assets are dependent on our operating, financing, lending, and investing activities during any given period. At December 31, 2006 and December 31, 2005, these liquid assets totaled $207.2 million and $216.1 million, respectively. Included in these liquid assets are investment securities of $153.8 million at December 31, 2006 and $161.1 million at December 31, 2005 that were pledged as collateral for borrowings, repurchase agreements and for public funds on deposit.

At December 31, 2006 there was approximately $8.9 million borrowing capacity remaining under agreements with the Federal Home Loan Bank of Topeka.

During 2006, our loan portfolio increased approximately 15.8%. Decreased liquidity may result in the inability to continue this growth rate in the future or may result in an increased cost of funding. Deposit growth through branch promotional campaigns is expected to provide the primary source of funding for our loan growth, however, the use of brokered certificates of deposits is another source of additional funding should we need the funds.

Management believes our sources of liquidity are adequate to meet expected cash needs for the foreseeable future.

Asset and Liability Management

Asset and liability management refers to management's efforts to minimize fluctuations in net interest income caused by interest rate changes. This is accomplished by managing the re-pricing of interest rate sensitive interest-earning assets and interest-bearing liabilities. Controlling the maturity of re-pricing of an institution's liabilities and assets in order to minimize interest rate risk is commonly referred to as "gap management". Close matching of re-pricing assets and liabilities will normally result in little change in net interest income when interest rates change. We monitor our asset and liability mix monthly in an effort to maintain consistent earnings performance through the control of interest rate risk.

Below is a static gap schedule as of December 31, 2006. This is just one of several tools which may be used to measure and manage interest rate sensitivity. Interest-earning assets and interest-bearing liabilities are presented below within selected time intervals based on their re-pricing and maturity characteristics. In this presentation, the sensitivity position would be perfectly matched when an equal amount of assets and liabilities re-price during any given time period. Excess assets or liabilities re-pricing in a given time period results in the interest rate gap shown in the table. A positive gap indicates more assets than liabilities will re-price in that time period, while a negative gap indicates more liabilities than assets will re-price.

	Static Gap Analysis at December 31, 2006						
	3 months or less	4 through 12 months	13 through 36 months	37 through 60 months	61 through 120 months	More than 120 months	Total
	(Dollars in thousands)						
Interest-earning assets:							
Loans receivable, net of unearned income	$ 93,821	$ 111,626	$ 75,437	$ 44,919	$ 56,039	$104,655	$486,497
Investment securities	9,927	2,468	10,977	11,885	41,627	102,256	179,140
Federal funds sold and interest-bearing deposits	22,621	—	—	—	—	—	22,621
Other assets	681	—	—	—	—	—	681
Total interest-earning assets	$ 127,050	$ 114,094	$ 86,414	$ 56,804	$ 97,666	$206,911	$688,939
Interest bearing liabilities:							
Savings deposits and interest-bearing checking	$ 204,724	$ —	$ —	$ —	$ —	$ —	$204,724
Time deposits under $100,000	28,712	98,545	50,919	3,245	2	—	181,423
Time deposits over $100,000	34,053	56,234	9,629	905	—	—	100,821
Federal funds purchased and securities sold under agreements to repurchase	6,215	—	—	—	—	—	6,215
Federal Home Loan Bank Advances	—	10,000	5,000	45,000	47,373	696	108,069
Notes payable and subordinated debentures	22,881	—	—	—	—	—	22,881
Total interest-bearing liabilities	$ 296,585	$ 164,779	$ 65,548	$ 49,150	$ 47,375	$ 696	$642,133
Periodic repricing gap	$(169,535)	$ (50,685)	$ 20,866	$ 7,654	$ 50,291	$206,215	$ 64,806
Cumulative repricing gap	(169,535)	(220,220)	(199,354)	(191,700)	(141,409)	64,806	
Periodic repricing gap as a percent of interest earning assets	(133.44)%	(44.42)%	24.15%	13.47%	51.49%	1.00%	
Cumulative repricing gap as a percent of interest earning assets	(133.44)%	(193.02)%	(230.70)%	(337.48)%	(144.79)%	0.31%	

The table indicates that we are asset sensitive in the 13 through 36 month period, the 61 through 120 month period, and more than 120 months, and are liability sensitive for all other periods. The liability sensitivity during the three months or less period is primarily due to the classification of savings and interest-bearing checking as three months or less as these funds may be withdrawn at any time. This means that during the first period classification, interest-bearing liabilities re-price faster than interest-earning assets, thereby improving net interest income when rates are falling and reducing net interest income when rates are rising. While the "static gap" method is a widely used measure of interest sensitivity, it is not, in management's opinion, the only indicator of our interest rate sensitivity.

The following table indicates that at December 31, 2006, if there had been a sudden and sustained increase in prevailing market interest rates, our 2007 net interest income would be expected to increase, while a decrease in rates would indicate a decrease in net interest income.

Change in Interest Rates	Net Interest Income	(Decrease) Increase	Percent Change
	(Dollars in thousands)		
200 basis point rise	$23,498	$ 770	3.39%
100 basis point rise	23,113	385	1.69
Base rate scenario	22,728	—	—
100 basis point decline	22,065	(663)	(2.92)
200 basis point decline	20,839	(1,889)	(8.31)

We believe we are appropriately positioned for future interest rate movements, although we may experience fluctuations in net interest income due to short-term timing differences between the re-pricing of assets and liabilities.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Team Financial, Inc.:

We have audited the accompanying consolidated statements of financial condition of Team Financial, Inc. and subsidiaries (the Company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Team Financial, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of quantifying errors and its method of accounting for share-based compensation in 2006.

/s/ KPMG LLP

Kansas City, Missouri
March 30, 2007

TEAM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Financial Condition

December 31, 2006 and 2005

(In thousands)

	December 31, 2006	December 31, 2005
Assets		
Cash and due from banks	$ 14,529	$ 14,592
Federal funds sold and interest bearing bank deposits	22,621	19,768
Cash and cash equivalents	37,150	34,360
Investment securities:		
Available for sale, at fair value (amortized cost of $171,301 and $183,719 at December 31, 2006 and December 31, 2005, respectively)	170,079	181,740
Non-marketable equity securities (amortized cost of $9,061 and $8,669 at December 31, 2006 and December 31, 2005, respectively)	9,061	8,669
Total investment securities	179,140	190,409
Loans receivable, net of unearned fees	486,497	420,181
Allowance for loan losses	(5,715)	(5,424)
Net loans receivable	480,782	414,757
Accrued interest receivable	5,558	4,607
Premises and equipment, net	17,628	16,359
Assets acquired through foreclosure	817	455
Goodwill	10,700	10,700
Intangible assets, net of accumulated amortization	2,659	3,223
Bank-owned life insurance policies	19,926	19,173
Other assets	2,068	2,486
Total assets	$756,428	$696,529
Liabilities and Stockholder's Equity		
Deposits:		
Checking deposits	$194,979	$186,791
Savings deposits	28,536	31,944
Money market deposits	57,123	46,465
Certificates of deposit	282,244	242,678
Total deposits	562,882	507,878
Securities sold under agreements to repurchase	6,215	4,036
Federal Home Loan Bank advances	108,069	111,131
Treasury tax and loan	200	202
Subordinated debentures	22,681	16,005
Accrued expenses and other liabilities	5,864	3,928
Total liabilities	705,911	643,180
Stockholders' Equity:		
Preferred stock, no par value, 10,000,000 shares authorized; no shares issued	—	—
Common stock, no par value, 50,000,000 shares authorized; 4,501,516 and 4,499,470 shares issued; 3,594,784 and 4,034,995 shares outstanding at December 31, 2006 and December 31, 2005, respectively	27,901	27,880
Capital surplus	680	417
Retained earnings	34,449	30,941
Treasury stock, 906,732 and 464,475 shares of common stock at cost at December 31, 2006, and December 31, 2005, respectively	(11,707)	(4,583)
Accumulated other comprehensive loss	(806)	(1,306)
Total stockholders' equity	50,517	53,349
Total liabilities and stockholders' equity	$756,428	$696,529

See accompanying notes to the consolidated financial statements

TEAM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years Ended December 31, 2006, 2005, and 2004

(Dollars in thousands, except per share data)

	2006	2005	2004
Interest Income:			
Interest and fees on loans	$ 35,761	$ 27,778	$ 23,308
Taxable investment securities	7,832	7,352	7,364
Nontaxable investment securities	1,038	1,168	1,203
Other	508	311	100
Total interest income	45,139	36,609	31,975
Interest Expense:			
Deposits:			
Checking deposits	1,845	1,124	570
Savings deposits	229	222	212
Money market deposits	1,508	627	493
Certificates of deposit	11,059	6,823	4,630
Federal funds purchased and securities sold under agreements to repurchase	171	136	143
FHLB advances payable	4,540	4,696	4,865
Notes payable and other borrowings	141	62	125
Subordinated debentures	1,588	1,553	1,553
Total interest expense	21,081	15,243	12,591
Net interest income before provision for loan losses	24,058	21,366	19,384
Provision for loan losses	951	820	1,465
Net interest income after provision for loan losses	23,107	20,546	17,919
Non-Interest Income:			
Service charges	3,658	3,891	3,952
Trust fees	720	702	664
Gain on sales of mortgage loans	584	887	1,264
Loss on sales of investment securities	(157)	(1)	(50)
Bank-owned life insurance income	884	842	821
Other	1,523	1,385	1,499
Total non-interest income	7,212	7,706	8,150
Non-Interest Expenses:			
Salaries and employee benefits	12,299	11,406	10,638
Occupancy and equipment	3,127	2,759	2,765
Data processing	2,937	2,851	2,528
Professional fees	1,435	1,348	1,179
Marketing	408	378	355
Supplies	350	322	378
Intangible asset amortization	579	616	798
Trust Preferred Securities redemption amortization	823	—	—
Other	3,326	3,550	3,410
Total non-interest expenses	25,284	23,230	22,051
Income from continuing operations before income taxes	5,035	5,022	4,018
Income tax expense	1,050	944	222
Net income from continuing operations	3,985	4,078	3,796
Net loss from discontinued operations	—	(108)	(218)
Net income	$ 3,985	$ 3,970	$ 3,578
Basic income per share from continuing operations	$ 1.06	$ 1.01	$ 0.93
Diluted income per share from continuing operations	$ 1.03	$ 1.00	$ 0.93
Basic loss per share from discontinued operations	$ —	$ (0.03)	$ (0.05)
Diluted loss per share from discontinued operations	$ —	$ (0.03)	$ (0.05)
Basic income per share	$ 1.06	$ 0.98	$ 0.88
Diluted income per share	$ 1.03	$ 0.97	$ 0.83
Shares applicable to basic income per share	3,765,118	4,038,097	4,060,587
Shares applicable to diluted income per share	3,859,442	4,094,793	4,094,714

See accompanying notes to the consolidated financial statements

TEAM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years ended December 31, 2006, 2005, and 2004

(In thousands)

	2006	2005	2004
Net income	$3,985	$ 3,970	$3,578
Other comprehensive income (loss), net of tax:			
Unrealized gains (losses) on investment securities available for sale, net of tax of $204, $(1,174), and $(494) for the years ended December 31, 2006, 2005, and 2004, respectively	396	(2,279)	(958)
Reclassification adjustment for (gains) losses included in net income, net of tax of $53, $0, and $17 for the years ended December 31, 2006, 2005, and 2004, respectively	104	1	33
Other comprehensive income (loss), net	500	(2,278)	(925)
Comprehensive income	$4,485	$ 1,692	$2,653

See accompanying notes to the consolidated financial statements

TEAM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders' Equity

Years ended December 31, 2006, 2005, and 2004

(In thousands)

	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Accumulated other comprehensive income (loss)	Total stockholders' equity
Balance, December 31, 2003	$27,448	$292	$25,979	$ (3,212)	$ 1,897	$52,404
Treasury stock purchased (142,992 shares)	—	—	—	(1,683)	—	(1,683)
Common stock issued in connection with compensation plans (47,115 shares)	393	—	—	—	—	393
Contribution of shares of treasury stock to Company ESOP (30,500 shares)	—	7	—	358	—	365
Decrease in additional paid in capital in connection with compensation plans	8	(8)	—	—	—	—
Increase in additional paid in capital in connection with compensation plans	—	15	—	—	—	15
Net income	—	—	3,578	—	—	3,578
Dividends ($0.32 per share)	—	—	(1,293)	—	—	(1,293)
Other comprehensive income (loss), net of $(477) in taxes	—	—	—	—	(925)	(925)
Balance, December 31, 2004	27,849	306	28,264	(4,537)	972	52,854
Treasury stock purchased (6,100 shares)	—	—	—	(93)	—	(93)
Common stock issued in connection with compensation plans (2,717 shares)	31	—	—	—	—	31
Issuance of Treasury Shares in connection with compensation plans (4,200 shares)	—	(18)	—	47	—	29
Increase in additional paid in capital in connection with compensation plans	—	129	—	—	—	129
Net income	—	—	3,970	—	—	3,970
Dividends ($0.32 per share)	—	—	(1,293)	—	—	(1,293)
Other comprehensive income (loss), net of $(1,174) in taxes	—	—	—	—	(2,278)	(2,278)
Balance, December 31, 2005	$27,880	$417	$30,941	$ (4,583)	$(1,306)	$53,349
Cumulative effect adjustment as a result of the implementation of SEC Staff Accounting Bulletin No. 108 net of tax of $215; see note 1 to the consolidated financial statements	—	—	416	—	—	416
Treasury stock purchased (448,657 shares)	—	—	—	(7,259)	—	(7,259)
Common stock issued in connection with compensation plans (2,046 shares)	21	—	—	—	—	21
Issuance of Treasury Shares in connection with compensation plans (8,400 shares)	—	(47)	—	135	—	88
Increase in capital surplus in connection with compensation plans	—	310	—	—	—	310
Net income	—	—	3,985	—	—	3,985
Dividends ($0.24 per share)	—	—	(893)	—	—	(893)
Other comprehensive income, net of $257 in taxes	—	—	—	—	500	500
Balance, December 31, 2006	$27,901	$680	$34,449	$(11,707)	$ (806)	$50,517

See accompanying notes to the consolidated financial statements

TEAM FINANCIAL, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2006, 2005, and 2004

(In thousands)

	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 3,985	$ 3,970	$ 3,578
Loss (Income) from discontinued operations	—	108	218
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	951	820	1,465
Depreciation and amortization	2,188	2,479	2,868
Asset impairment	91	—	—
Contribution of common stock to ESOP	—	—	365
Deferred income taxes	(493)	(482)	(386)
Stock-based compensation expense	310	129	15
Increase in cash surrender value of bank owned life insurance	(753)	(713)	(704)
Net (gain) loss on sales of investment securities	157	(1)	50
Stock dividends	(392)	(317)	(226)
Net gain on sales of mortgage loans	(584)	(887)	(1,264)
Net (gain) loss on sales of assets	51	(57)	138
Proceeds from sale of mortgage loans	39,975	52,399	62,507
Origination of mortgage loans for sale	(40,365)	(50,456)	(63,539)
Net (increase) decrease in other assets	(67)	(200)	62
Net (decrease) increase in accrued expenses and other liabilities	2,527	1,646	(217)
Net cash flows from operating activities of discontinued operations	—	—	(1,486)
Net cash provided by operating activities	7,581	8,438	3,444
Cash flows from investing activities:			
Net increase in loans	(66,477)	(43,256)	(29,985)
Proceeds from sale of investment securities available-for-sale	11,818	1,014	8,593
Proceeds from maturities and principal reductions of investment securities available-for-sale	25,741	40,656	74,292
Purchases of investment securities available-for-sale	(25,649)	(44,004)	(56,627)
Purchase of premises and equipment, net	(2,795)	(2,299)	(2,820)
Proceeds from sales of assets	343	260	731
Cash paid for acquisitions	—	(925)	(925)
Net cash received from sale of discontinued operations	—	6,892	—
Net cash flows from investing activities of discontinued operations	—	—	753
Net cash used in investing activities	(57,019)	(41,662)	(5,988)
Cash flows from financing activities:			
Net increase in deposits	55,004	39,928	21,791
Net (decrease) increase in federal funds purchased and securities sold under agreements to repurchase	2,179	(1,633)	(1,511)
Payments on Federal Home Loan Bank advances	(81,134)	(10,794)	(12,098)
Proceeds from Federal Home Loan Bank advances	78,072	10,010	12,779
Payments on notes payable	(12,064)	(9,785)	(7,990)
Proceeds of notes payable	12,062	6,443	8,312
Proceeds from company obligated mandatorily redeemable preferred securities of subsidiary trust holding solely subordinated debentures, net	6,475	—	—
Common stock issued	21	31	393
Purchase of treasury stock	(7,259)	(93)	(1,683)
Issuance of treasury stock	88	29	—
Dividends paid on common stock	(1,216)	(1,293)	(1,298)
Net cash provided by financing activities	52,228	32,843	18,695
Net change in cash and cash equivalents	2,790	(381)	16,151
Cash and cash equivalents at beginning of the year	34,360	34,741	18,590
Cash and cash equivalents at end of the year	$ 37,150	$ 34,360	$ 34,741
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 19,694	$ 14,611	$ 12,682
Income taxes	1,189	804	1,404
Noncash activities related to operations:			
Assets acquired through foreclosure	806	559	2,243
Loans to facilitate the sale of real estate acquired through foreclosure	227	336	2,106
SAB 108 adjustments	416	—	—

See accompanying notes to the consolidated financial statements

TEAM FINANCIAL, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

(1) Summary of Significant Accounting Policies

The following accounting policies, together with those disclosed elsewhere in the consolidated financial statements, represent the significant accounting policies used in presenting the accompanying consolidated financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Team Financial, Inc. and its wholly owned subsidiaries, Team Financial Acquisition Subsidiary, Inc., including TeamBank and its subsidiaries, and Post Bancorp including Colorado National Bank, all of which are collectively considered one segment. All material inter-company transactions, profits, and balances are eliminated in consolidation.

Financial Statement Presentation and Use of Estimates

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and reporting practices applicable to the banking industry. In preparing the consolidated financial statements under GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent assets and liabilities as of the balance sheet dates and revenues and expenses for the reporting years. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold.

Securities Available-for-Sale

Securities to be held for indefinite periods of time, including securities that management intends to use as a part of its asset/liability strategy that may be sold in response to changes in interest rates, loan prepayments or growth, or other factors, are classified as available-for-sale and carried at fair value. Gains or losses on the sale of securities are determined using the specific identification method. Premiums and discounts are recognized in interest income using the interest method over the period to call date and maturity date, respectively. A decline in the fair value of any security below cost that is deemed other than temporary is charged to earnings, resulting in the establishment of a new cost basis for the security. Unrealized holding gains or losses, net of tax, for securities available-for-sale are reported as a component of other comprehensive income (loss).

Loans

Loans are stated at unpaid principal balances, reduced by unearned fees. Interest on loans is accrued and credited to income as it is earned using the simple interest method on daily balances of the principal amount outstanding. However, interest is generally not accrued on loans over 90 days contractually delinquent. Accrued interest income is reversed when a loan is placed on non-accrual status. While a loan is on non-accrual status, interest income is generally recognized only after payment in full of the past due principal. However, in some instances, interest collected is recognized on a cash basis for loans that are on non-accrual when there is no doubt, in the opinion of management, that the interest and principal will be collected in full based on the collateral values and management's analysis of the collectibility of the loan.

Prior to 2006, fees received on loans in excess of amounts representing the estimated cost of origination were deferred and credited to income using the interest method. Beginning in 2006, loan and commitment fees on loans, net of costs, are deferred and recognized in income over the term of the loan or commitment as an adjustment of yield. See discussion below regarding Staff Accounting Bulletin No. 108 under *Recent Accounting Developments*.

Mortgage Banking

Loans held for sale in the secondary market are carried at the lower of aggregate cost or fair value. Unrealized losses are recognized via a charge against operations through the establishment of a valuation reserve. Realized gains and losses on such loans are accounted for under the specific identification method. Loan origination fees and costs are not amortized during the period the loans are held for sale and are recorded as part of the gain or loss on the sale of loans.

Certain mortgage loans are sold to permanent investors while we retain the right to service the loans. Service fees are recorded in income when earned. Capitalized servicing rights are recorded at the time the loan is sold, thereby increasing the gain on sale by such amount, and subsequently amortized over the period of the estimated future net servicing income of the underlying financial assets. Any remaining unamortized amount is charged to expense if the related loan is repaid prior to maturity.

Management monitors the capitalized mortgage servicing rights for impairment based on the fair value of those rights, as determined on a quarterly basis. Any impairment is recognized through a valuation allowance.

Allowances for Loan Losses

Impaired loans, except those loans that are accounted for at fair value or at the lower of cost or fair value, are recorded at the present value of the expected future cash flows discounted at the loan's effective interest rate at the date of initial impairment, or, as a practical expedient, at the loan's observable market prices or fair value of the collateral if the loan is collateral dependent. Management evaluates the collectibility of both contractual interest and contractual principal when assessing the need for a loss accrual.

A loan is considered to be impaired when it is deemed probable by management that we will be unable to collect all contractual principal and interest payments in accordance with the terms of the original loan agreement. However, when determining whether a loan is impaired, management also considers the loan documentation, the current ratio of the loan's balance to collateral value, and the borrower's present financial position. Included as impaired loans are loans contractually delinquent 90 days or more and all loans upon which accrual of interest has been suspended.

Management performs periodic and systematic detailed reviews to historical loss experience, an evaluation of economic conditions and regular review of delinquencies and loan portfolio quality. Based upon these factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for probable loan losses based upon a percentage of the outstanding balances and for specific loans if their ultimate collectibility is considered impaired. Since certain lending activities involve greater risks, the percentage applied to specific loan types may vary. The allowance provided is subject to review by our banking regulators.

Management believes that the allowance for loan losses as of December 31, 2006 is adequate for probable loan losses inherent in the loan portfolio. However, additions to or recaptures from the allowances may be necessary based upon changes in economic conditions, borrower financial status, the regulatory environment, real estate values, and loan portfolio size and composition. As such, periodic provisions for estimated loan losses may vary from time to time.

Real Estate Owned

Real estate acquired through foreclosure is initially recorded at the lower of cost or fair value less estimated cost to sell. If fair value less cost to sell is less than amortized cost, a charge against the allowance for loan losses is recorded at property acquisition. Declines in property value subsequent to acquisition are charged to operations.

Recognition of gains on the sale of real estate is dependent upon the transaction meeting certain criteria relating to the nature of the property and the terms of the sale and potential financing. These criteria are presented within SFAS No. 66 *Accounting For Sales Of Real Estate*, and Accounting Principal Board No. 21, *Interest On Receivables and Payables*. Under certain circumstances, a gain on sale of real estate, or a portion thereof, may be deferred until the criteria are met. Losses on disposition of real estate, including expenses incurred in connection with the disposition, are charged to operations.

Land, Premises and Equipment

Land is carried at cost. Other premises and equipment are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimate useful lives of the assets or the term of the related lease, whichever is shorter. Maintenance and repairs are charged to non-interest expense as incurred. The useful lives for the principal classes of assets are:

Assets	Useful life
Buildings and improvements	5 to 40 years
Furniture, fixtures, and equipment	3 to 10 years

Goodwill and Other Intangible Assets

Goodwill resulting from the acquisition of bank branches and subsidiaries represents the excess of the purchase price over the fair value of the net assets acquired or net liabilities assumed. Goodwill and intangible assets with indefinite useful lives are tested for impairment at least annually. Intangible assets with estimated useful lives are amortized to their estimated residual values and reviewed for impairment.

Core deposit intangible assets resulting from the acquisition of bank branches and subsidiaries represent the fair value assigned to core deposits assumed. Core deposit intangible assets are amortized using the straight-line method over periods ranging from seven to fifteen years.

Bank Owned Life Insurance

Bank owned life insurance is recorded at the cash surrender value of the underlying policies. Income on the investments in the policies, net of insurance costs, is recorded as non-interest income. See note 2 to the consolidated financial statements.

Insurance Agency Commissions

Insurance agency commissions are recorded as of the effective date of insurance coverage or the billing date, whichever is later. Contingent commissions and commissions on premiums billed and collected directly by insurance companies are recorded as revenue when received, which is our first notification of amounts earned. Insurance agency commissions are included in net loss from discontinued operations in the 2004 consolidated financial statements.

Income Taxes

We file consolidated federal income tax returns. Certain income and expense items are treated differently for financial reporting purposes than for income tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the temporary difference between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Stock Based Compensation

The Company's stock-based employee compensation plan is described in Note 14, *Stock-Based Compensation*. Prior to 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in *APB 25,* and related interpretations and provided the required pro forma disclosures of SFAS No. 123, *Accounting for Stock-Based Compensation*. Beginning in 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payments*, ("SFAS No. 123(R)"). This statement requires that the cost resulting from all share-based transactions be recognized in the financial statements. SFAS No. 123(R) establishes fair value as the measurement objective in accounting for share-based arrangements and requires all entities to apply a fair-value based measurement method in accounting for share based payments with employees except for equity instruments held by employee share ownership plans. The Company elected to adopt SFAS No. 123(R) using the modified prospective transition method and, accordingly, previously reported amounts have not been restated for the change in accounting.

Income per Share

Basic income per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. The shares used in the calculation of basic and diluted income per share are shown below:

	Years ended		
	2006	2005	2004
Basic weighted average common shares outstanding	3,765,118	4,038,097	4,060,587
Stock options	94,324	56,696	34,127
Diluted weighted average common shares outstanding	3,859,442	4,094,793	4,094,714

Recent Accounting Developments

In December of 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payments, ("SFAS 123(R)"). This statement requires that the cost resulting from all share-based transactions be recognized in the financial statement. SFAS establishes fair value as the measurement objective in accounting for share-based arrangements and requires all entities to apply a fair-value based measurement method in accounting for share based payments with employees except for equity instruments held by employee share ownership plans. SFAS 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and Accounting Principal Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25") and became effective as of the beginning of 2006. The Company elected to adopt SFAS No. 123(R) using the modified prospective transition method and, accordingly, previously reported amounts have not been restated for the change in accounting. The Company adopted SFAS 123(R) effective January 1, 2006. Prior to fiscal year 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in APB 25, and related interpretations and provided the required pro forma disclosures of SFAS No. 123, Accounting for Stock-Based Compensation. More informatio regarding the adoption of SFAS 123(R) is set forth in note 14 to the consolidated financial statements.

In June 2006, the FASB issued Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109. This interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109 Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The evaluation of a tax position in accordance with this interpretation is a two-step process. The first step is a recognition process to determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step is a measurement process whereby a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The interpretation is effective for fiscal years beginning after December 15, 2006, and the Company will begin applying the guidance in January, 2007. The adoption of FIN 48 will not have a material effect on the consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements", which provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 requires an entity to quantify misstatements using both a balance sheet perspective (iron curtain approach) and income statement perspective (rollover approach) and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. Prior year misstatements must be considered in quantifying misstatements in current year financial statements and if the effect of those misstatements is material to the current year, the prior year financial statements must be corrected even though such revision previously was and continues to be immaterial to the periods in which they originated.

During the fourth quarter of 2006, the Company completed its analysis under both the rollover and iron curtain approaches and adopted SAB 108, and in accordance with its provisions, the Company recorded a $631,000 cumulative increase, net of tax of $215,000, to retained earnings as of January 1, 2006. The net impact of the adoption of SAB 108 was material to the Company and resulted in an increase in book value per share $0.03 as of this date. The Company does not believe any of the amounts described below are material to the periods in which they originated using the rollover approaches. The prior year misstatements were associated with certain loan origination costs which, prior to 2006, had not been deferred over the life of the loans as an adjustment to yield as is required by SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases" (SFAS 91), an over-accrual of the Company's self insurance fund in years prior to 2005 and certain data processing expenses incurred in 2005 and that had been amortized over a shorter duration than their useful life. This resulted in the Company recording a $293,000 cumulative increase to deferred loan costs, net of tax of $100,000, a $247,000 cumulative decrease to other liabilities for the self-insurance fund, net of tax of $84,000, and a $91,000 increase to other assets for data processing, net of tax of $31,000.

In September 2006, the Emerging Issues Task Force Issue 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements", was ratified. This EITF Issue addresses accounting for separate agreements which split life insurance policy benefits between an employer and employee. The Issue requires the employer to recognize a liability for future benefits payable to the employee under these agreements. The effects of applying this Issue must be recognized through either a change in accounting principle through an adjustment to equity or through the retrospective application to all prior periods. For calendar year companies, the Issue is effective beginning January 1, 2008. The Company is currently evaluating the impact of adopting this interpretation on its financial position, results of operations, and liquidity.

(2) Discontinued Operations

On February 25, 2005, we completed the sale of our insurance agency subsidiary, Team Insurance Group, Inc. All of the issued and outstanding shares of the subsidiary were sold to an unaffiliated third party for total cash consideration of $6,836,000. Our investment in Team Insurance Group, Inc. at February 25, 2005 was approximately $7,000,000. A loss on the sale of the subsidiary of approximately $164,000 was recorded in the second quarter of 2005 upon finalization of the selling price and is presented, net of the tax effect of $56,000, in discontinued operations in the consolidated financial statements. The sale was effective December 31, 2004 and, therefore, the operations of the insurance subsidiary during 2005 were assumed by the new owners. As a result of the sale, the operations related to the insurance agency subsidiary have been classified as discontinued operations in the consolidated financial statements and notes to the consolidated financial statements.

Pursuant to the notice provisions of the agreement, the buyer had until August 25, 2006 to present any breach of warranty or representation claims. The buyer did present breach of warranty and representation claims within the allotted timeframe; however, we disagree with the buyer on the validity of those claims.

On February 6, 2007, a complaint was filed by the buyer in the United States District Court for the Northern District of Oklahoma against Team Financial, Inc., TeamBank, N.A. Asset Corporation, Mystic Capital Advisors Group, LLC, Robert Weatherbie, Michael Gibson and Kevin Donoghue, claiming breach of contract, negligent misrepresentation, fraud and misrepresentation and civil conspiracy in connection with the sale of the insurance agency subsidiary that was sold to the buyer effective December 31, 2004. Damages sought from the defendants include not less than $10 million in actual damages, not less than $10 million for consequential, and not less than $10 million for punitive damages. The Company believes the claims are without merit, and is pursuing a vigorous defense as well as available counterclaims against the plaintiff.

Summarized results of operations of the insurance agency for the year ended December 31, 2004 are as follows:

	2004 (In thousands)
Insurance agency commissions	$4,153
Other income	193
Total income	4,346
Salary and employee benefits	3,092
Occupancy and equipment	338
Professional fees	90
Marketing	126
Supplies	39
Intangible asset amortization	170
Goodwill impairment	174
Intangible asset write-off	119
Other	455
Total expenses	4,603
Net income (loss) from discontinued operations before income taxes	(257)
Income tax expense (benefit)	(39)
Net loss from discontinued operations, net of tax	$ (218)

(3) Investment Securities

The amortized cost, gross unrealized gains and losses, and fair value of investment securities are presented below:

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair value
	(In thousands)			
Available for sale:				
Debt securities:				
Government-sponsored entities	$ 54,481	$ 81	$ (649)	$ 53,913
Mortgage-backed securities	83,684	344	(1,178)	82,850
Nontaxable municipal securities	27,148	271	(167)	27,252
Taxable municipal securities	690	25	—	715
Other debt securities	5,200	32	(47)	5,185
Total debt securities	171,203	753	(2,041)	169,915
Equity securities	9,159	67	(1)	9,225
Total investment securities	$180,362	$820	$(2,042)	$179,140

Equity securities held at cost as of December 31, 2006 consist primarily of $7.5 million of Federal Home Loan Bank of Topeka stock and $1.5 million of Federal Reserve Bank stock. The Company is required to hold these securities as a member of the Federal Reserve system and the Federal Home Loan Bank of Topeka; these equity securities are restricted in that they can only be sold back at par or stated value.

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair value
	(In thousands)			
Available for sale:				
Debt securities:				
Government-sponsored entities	$ 61,062	$ 32	$(1,108)	$ 59,986
Mortgage-backed securities	86,535	404	(1,517)	85,422
Nontaxable municipal securities	28,629	400	(168)	28,861
Taxable municipal securities	830	42	—	872
Other debt securities	6,555	40	(152)	6,443
Total debt securities	183,611	918	(2,945)	181,584
Equity securities	8,777	52	(4)	8,825
Total investment securities	$192,388	$970	$(2,949)	$190,409

Equity securities held at cost as of December 31, 2005 consist primarily of $6.8 million of Federal Home Loan Bank of Topeka common stock and $1.5 million of Federal Reserve Bank common stock.

Gross realized gains and losses on sale of investment securities available for sale are summarized as follows:

	Year ended December 31		
	2006	2005	2004
	(In thousands)		
Gain on sales of investment securities	$ 13	$ 25	$ 12
Loss on sales of investment securities	(170)	(26)	(62)
Net gain (loss) on sales of investment securities	$ (157)	$ (1)	$ (50)
Proceeds from the sale of investmentsecurities	$11,818	$1,014	$8,593

Information on temporarily impaired securities at December 31, 2006 and 2005, segregated by those investments that have been in continuous unrealized loss position for less than 12 months and those investments that have been in continuous unrealized loss position for 12 months or longer, is summarized as follows:

	December 31, 2006 (In thousands)					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of securities						
Debt securities:						
Government-sponsored entities	$ 3,990	$(10)	$ 39,572	$ (639)	$ 43,562	$ (649)
Mortgage-backed securities	4,921	(33)	52,545	(1,145)	57,466	(1,178)
Nontaxable municipal securities	4,588	(21)	6,579	(146)	11,167	(167)
Other debt securities	—	—	1,953	(47)	1,953	(47)
Total debt securities	13,499	(64)	100,649	(1,977)	114,148	(2,041)
Equity securities	4	—	6	(1)	10	(1)
Total temporarily impaired securities	$13,503	$(64)	$100,655	$(1,978)	$114,158	$(2,042)

	December 31, 2005 (In thousands)					
	Less than 12 months		12 months or longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of securities						
Debt securities:						
Government-sponsored entities	$23,615	$ (344)	$30,052	$ (764)	$ 53,667	$(1,108)
Mortgage-backed securities	45,512	(838)	21,002	(679)	66,514	(1,517)
Nontaxable municipal securities	8,355	(130)	1,158	(38)	9,513	(168)
Total debt securities	2,853	(152)	—	—	2,853	(152)
	80,335	(1,464)	52,212	(1,481)	132,547	(2,945)
Equity securities						
Total temporarily impaired securities	7	(3)	6	(1)	13	(4)
	$80,342	$(1,467)	$52,218	$(1,482)	$132,560	$(2,949)

The table above represents 214 individual investment securities at December 31, 2006 where the current fair value is less than the related amortized cost. The unrealized losses on these temporarily impaired securities are a result of changes in interest rates for fixed-rate securities where the interest rate received is less than the current rate available for new offerings of similar securities, changes in market spreads as a result of shifts in supply and demand, and changes in the level of prepayments for mortgage-backed securities. These unrealized losses are considered temporary based on our ability and intent to hold until values recover.

Contractual maturities of investment securities are set forth in the following table. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without penalties.

	December 31, 2006		December 31, 2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)		(In thousands)	
Available-for-sale:				
Due less than one year	$ 2,876	$ 2,860	$ 12,148	$ 12,054
Due after one through five years	21,659	21,489	25,296	24,872
Due after five through ten years	37,718	37,549	35,308	35,087
Due after ten years	25,266	25,167	24,324	24,149
Equity Securities	98	164	108	156
Mortgage-backed securities	83,684	82,850	86,535	85,422
	$171,301	$170,079	$183,719	$181,740
Non-marketable equity securities	9,061	9,061	8,669	8,669
Total investment securities	180,362	179,140	192,388	190,409

At December 31, 2006, securities with amortized cost of approximately $155.0 million and fair value of approximately $153.8 million were pledged as collateral to creditors, collateral for repurchase agreements, collateral for public funds on deposits and for other purposes as required by law. At December 31, 2005 securities with amortized cost of approximately $163.1 million and fair value of approximately $161.1 million and were pledged for the same purposes.

(4) Loans

Major classifications of loans at December 31, 2006 and 2005 are as follows:

	2006		2005	
	Total	Percent of Total Loans	Total	Percent of Total Loans
	(Dollars in thousands)		(Dollars in thousands)	
Loans receivable:				
Loans secured by real estate:				
One to four family	$ 84,078	17.3%	$ 86,880	20.7%
Construction and land development	136,835	28.1	80,918	19.3
Nonfarm, nonresidential	145,747	30.0	136,318	32.4
Farmland	29,196	6.0	32,135	7.6
Multifamily	5,109	1.1	4,603	1.1
Commercial and industrial	60,177	12.4	55,128	13.1
Agricultural	7,226	1.4	7,952	1.9
Installment loans	10,344	2.1	11,843	2.8
Obligations of state and political subdivision	5,286	1.1	4,131	1.0
Lease financing receivables	3,031	0.6	1,202	0.3
Gross loans	487,029	100.1	421,110	100.2
Less unearned fees, net	532	0.1	929	0.2
Total loans receivable	$486,497	100.0%	$420,181	100.0%

Included in one-to-four family real estate loans are mortgage loans held for sale of approximately $2.6 million and $1.8 million at December 31, 2006 and 2005, respectively.

A summary of non-performing assets is as follows:

	December 31 2006	2005
	(In thousands)	
Non-performing assets:		
Non-accrual loans:		
Real estate loans	$ 6,801	$1,303
Commercial, industrial, and agricultural	721	906
Installment loans	396	134
Total non-accrual loans	7,918	2,343
Loans past due 90 days or more still accruing:		
Real estate loans	271	604
Commercial, industrial, and agricultural	140	534
Installment loans	23	46
Total past due 90 days or more still accruing	434	1,184
Restructured loans	1,010	1,055
Total non-performing loans	9,362	4,582
Assets acquired through foreclosure	817	455
Total non-performing assets	$10,179	$5,037

An analysis of impaired loans is summarized as follows:

	Accrual status		Non-accrual status		Restructured Loans		Total impaired loans	
	Principal	Specific Allowances	Principal	Specific Allowances	Principal	Specific Allowances	Principal	Specific Allowances
	(In thousands)							
December 31, 2006	$5,617	$1,765	$7,918	$176	$1,010	$—	$14,545	$1,941
December 31, 2005	$5,157	$1,881	$2,343	$613	$1,055	$—	$ 8,555	$2,494

Average investment in impaired loans was $12,633,000 $12,221,000, and $8,887,000 during the years ended December 31, 2006, 2005 and 2004 respectively.

Activity related to loans made to our directors and executive officers during 2006 is presented below. Such loans were made in the ordinary course of business on normal credit terms, including interest rate and collateralization (in thousands):

Loans to executive officers and directors at January 1, 2006	$ 3,687
Additions	5,067
Amounts collected	(4,422)
Balance at December 31, 2006	$ 4,332

Our primary market areas in Kansas are Miami County, Allen County, Franklin County, Labette County, Johnson County and surrounding counties. The primary market areas in Nebraska are Washington County, and Sarpy County. The primary market areas in Colorado are El Paso County and Teller County along the front range of the Colorado Rocky Mountains and in Missouri the primary market areas are Vernon County and Barton County. The majority of the loans made by our subsidiary banks are within these primary market areas.

(5) Mortgage Banking Activities

We service first mortgage loans for secondary investors. Escrow balances are held on deposit for first mortgage loans serviced in our subsidiary banks. The aggregate first mortgage loans serviced and escrow balances held are as follows:

	December 31	
	2006	2005
	(In thousands)	
Mortgage loans serviced	$76,868	$88,959
Escrow deposits	493	501

Included in gain on sales of mortgage loans are capitalized mortgage servicing rights. A summary of the net mortgage servicing rights, which are included in intangible assets for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004
	(In thousands)		
Balance January 1	$ 403	$ 514	$ 656
Mortgage servicing rights capitalized during the year	16	29	80
Amortization	(100)	(140)	(222)
Valuation adjustment	—	—	—
Balance December 31	$ 319	$ 403	$ 514

Service fees earned, included in other income, were approximately $204,000, $248,000, and $290,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

(6) Allowance for Loan Losses

A summary of the allowances for loan losses for the years ended December 31, 2006, 2005, and 2004 is as follows:

	December 31		
	2006	2005	2004
	(In thousands)		
Balance, beginning of year	$5,424	$4,898	$ 4,506
Provision for loan losses	951	820	1,465
Charge-offs	(871)	(711)	(1,306)
Recoveries	211	417	233
Balance, end of year	$5,715	$5,424	$ 4,898

(7) Premises and Equipment, Net

Major classifications of bank premises and equipment at December 31, 2006 and 2005 for continuing operations are summarized as follows:

	December 31	
	2006	2005
	(In thousands)	
Land	$ 4,666	$ 4,666
Bank premises	13,612	13,582
Furniture, fixtures, and equipment	9,061	10,952
Construction in process	1,694	60
	29,033	29,260
Less accumulated depreciation	11,405	12,901
	$17,628	$16,359

Depreciation expense from continuing operations aggregating $1,258,000, $1,231,000 and $1,194,000, for the years ended December 31, 2006, 2005, and 2004, respectively, is included in occupancy and equipment expense in the accompanying consolidated statements of operations.

Space in certain facilities is rented under operating leases extending to 2007. Rent expense for continuing operations related to the leases was approximately $110,000 during 2006, $108,000 during 2005 and $107,000 during 2004. Following is a summary of future minimum lease payments for years following December 31, 2006:

	Minimum Lease Payments (In thousands)
2007	$110
Thereafter	—
	$110

(8) Goodwill and Intangible Assets

The following table presents the original cost and accumulated amortization of intangible assets for continuing operations.

	December 31			
	2006		2005	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(In thousands)		(In thousands)	
Core deposit intangible	$6,400	$4,060	$6,400	$3,581
Mortgage servicing rights	2,465	2,146	2,450	2,046
Total intangible assets	$8,865	$6,206	$8,850	$5,627

Expected amortization expense is as follows:

	Estimated amortization expense		
	Core Deposit Intangible	Mortgage Servicing Rights	Total
	(In thousands)		
Year ending December 31,			
2007	$475	$62	$537
2008	391	62	453
2009	383	62	445
2010	383	62	445
2011	383	62	445
Thereafter	325	9	334

Goodwill was $10,700,000 at December 31, 2006 and December 31, 2005. There was no impairment of goodwill associated with continuing operations recorded for the years ended December 31, 2006, 2005 and 2004. See additional information in footnote 2, Discontinued Operations, for goodwill associated with discontinued operations in 2004.

(9) Deposit Accounts

Deposits are summarized as follows:

	December 31	
	2006	2005
	(In thousands)	
Demand:		
Noninterest bearing	$ 75,914	$ 76,011
Interest bearing:		
NOW	119,065	110,780
Money market	57,123	46,465
Total interest bearing	176,188	157,245
Total demand	252,102	233,256
Savings	28,536	31,944
Time	282,244	242,678
Total deposits	$562,882	$507,878
Time deposits of $100,000 and over	$100,821	$ 74,373

Principal maturities of time deposits at December 31, 2006 are as follows:

	Amount (In thousands)
Year:	
2007	$217,545
2008	54,273
2009	6,274
2010	2,552
2011	1,597
Thereafter	3
	$282,244

(10) Securities Sold under Agreements to Repurchase

Our obligation to repurchase securities sold at December 31, 2006 and 2005 aggregated approximately $6,215,000 and $4,036,000, respectively. Information concerning securities sold under agreements to repurchase is as follows:

	December 31	
	2006	2005
	(Dollars in thousands)	
Average monthly balance during the year	$4,496	$ 5,347
Average interest rate during the year	3.80%	2.54%
Maximum month-end balance during the year	$9,404	$12,936

At December 31, 2006 and 2005, such agreements were secured by investment securities.

(11) Advances from the Federal Home Loan Bank, Notes Payable and Treasury Tax & Loan

Following is a summary of the advances from the Federal Home Loan Bank, treasury tax & loan and other borrowings at December 31:

	2006	2005
	(In thousands)	
Federal Home Loan Bank borrowings at interest rates ranging from 3.52% to 6.96%; maturities ranging from 2007 to 2019; secured by real estate loans, investments securities, and Federal Home Loan Bank stock	$108,069	$111,131
Notes Payable	200	202
	$108,269	$111,331

The Company has a $6 million line of credit, interest floating at 2.00% over one month LIBOR, secured by common stock of subsidiary banks. As of December 31, 2006 and 2005, we did not have an outstanding balance on this line of credit. Interest of .1875% is payable on the unused line of credit amounts.

Our subsidiary banks maintain lines of credit with the Federal Home Loan Bank of Topeka approximating $168.0 million. As of December 31, 2006, our subsidiary banks had approximately $108.0 million outstanding on the lines of credit and $51.0 million available of outstanding letters of credit, leaving available borrowings of approximately $8.9 million.

The Federal Home Loan Bank borrowings at December 31, 2006 consisted of $1,069,000 in fixed rate advances with interest ranging from 5.14%-6.96%, maturing in 2012 through 2019, $22,000,000 in variable rate advances with interest ranging from 3.52% to 5.87%, maturing in 2010 through 2015 and $85,000,000 in fixed rate advances convertible to floating rate if LIBOR increases to a range of 6.0% to 7.50%, interest ranging from 3.66% to 4.21%, maturing in 2007 through 2012.

Principal maturities on advances from the Federal Home Loan Bank, and treasury tax & loan at December 31, 2006 were as follows:

	Amount (In thousands)
Year:	
2007	$ 10,200
2008	—
2009	5,000
2010	5,000
2011	40,000
Thereafter	48,069
	$108,269

(12) Subordinated Debentures

On August 10, 2001, Team Financial Capital Trust I (the Trust), a Delaware business trust formed by Team Financial, Inc., completed the sale of $15.5 million 9.50% Cumulative Trust Preferred Securities. The Trust used the net proceeds from the offering to purchase a like amount of Team Financial, Inc.'s junior subordinated debentures. The debentures were the sole assets of the Trust. On August 10, 2006, the Company had the right to redeem the debentures, in whole or in part, at a redemption price specified in the Indenture plus any accrued but unpaid interest to the redemption date.

On September 18, 2006, the Company redeemed all of the debentures and the Trust redeemed all of its trust preferred securities at a redemption price equal to 100% of the principal amount of the Trust, or $15.5 million, plus interest accrued and unpaid through September 17, 2006. As a result of the redemption of the securities, the Company incurred a pretax charge, recorded as "trust preferred securities redemption amortization" to earnings of approximately $823,000 on the redemption date of the debentures. This charge was the unamortized portion of the offering cost that was being amortized over the original life of the debentures.

To fund the redemption of the securities, the Company replaced the called debentures on September 14, 2006 with Team Financial Capital Trust II, a pooled trust preferred security of $22.0 million at a variable rate of 1.65% above the 90-day LIBOR. The new trust preferred securities have a 30-year term maturing on October 7, 2035 and a call option five years after the issuance date. The new trust preferred securities did not have a placement or annual trustee fee associated with it. The Company expects to save approximately $338,000 annually based on the reduction in interest rates at the time of restructuring.

In accordance with Financial Accounting Standards Board Interpretation No. 46R, *Consolidation of Variable Interest Entities* (FIN 46R), adopted in December 2003, the new Trust qualifies as a special purpose entity that is not required to be consolidated in our financial statements. The $22 million trust preferred securities issued by the Trust are reported on the records of the new Trust.

The trust preferred securities issued by Team Financial Capital Trust II are included in Tier I capital for regulatory capital purposes.

(13) Employee Benefit Plans

Eligible employees participate in our employee stock ownership plan (ESOP). ESOP contributions charged to salaries and benefits expense were approximately $355,000 in 2006, $250,000 in 2005 and $365,000 in 2004. The 2006 and 2005 contributions consisted of cash only. The 2004 contribution consisted of 30,500 shares of our common stock with a fair value of $11.95 per share.

Employees have the opportunity to purchase our common stock through the ESOP pursuant to Section 423 of the Internal Revenue Code. The price per share of the common stock under the ESOP is 85% of the fair market value of the stock at the commencement of each offering period. We issued 2,046 shares in January 2006 in exchange for cash of $21,197. The Company issued 2,717 and 7,915 shares in January 2005 and 2004, respectively, in exchange for cash of $30,485 and $67,000.

Under various performance incentive programs, employees may be granted awards for their performance based on certain financial and growth targets. Bonus awards for the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer are at the discretion of the Compensation Committee of the Board of Directors, and bonus awards for all other employees are at the discretion of executive management. Bonus awards may consist of cash, common stock, or a combination thereof. The Company recorded approximately $636,600, $643,900 and $74,800 to salaries and employee benefits expense as a result of the various bonus programs in 2006, 2005, and 2004, respectively.

Employees meeting certain conditions are eligible to participate in the Team Financial, Inc. 401(k) Savings Plan immediately upon their employment date. Upon meeting certain conditions, the Company matches 50% of the first 6% of deferred compensation that employees contribute to the Plan. Team Financial, Inc.'s contributions vest ratably over five years. We recorded $172,000, $164,000 and $186,400, to salaries and employee benefits expense as a result of this program in 2006, 2005, and 2004, respectively.

We have a nonqualified salary continuation plan for executive officers and certain other officers whereby the participant will receive monthly benefits for ten years commencing with the month after retirement or termination due to disability. The annual benefits for the participants accrue based upon a stated percentage ranging from 25% to 65% of the average of the highest of the participant's salary for any three years in the five to ten year period immediately preceding termination of employment on or after the normal retirement date. In the event of death of certain participants, the plan provides a continuing benefit to the spouse based on a vesting schedule defined by a percentage of the participant's age. The subsidiary banks charged $327,300, $306,800 and $285,500 to salary and employee benefits expense for 2006, 2005 and 2004, respectively, as a result of this program. In connection with the plan, we have recorded a liability of $1,466,400 and $1,144,400 at December 31, 2006 and 2005, respectively.

We have a nonqualified deferred compensation plan for executive officers and certain other bank officers whereby the officer may defer a stated percentage of salary ranging from 2% to 10% of compensation. The deferral amounts are matched by the Company based on a stated percentage ranging from 15% to 25%.

We accrue interest on the deferred amounts based on a modified return on equity calculation, which includes the return on equity of our subsidiary bank, TeamBank, net of core deposit intangible asset amortization. We charged $55,000 during 2006, $40,600 during 2005 and $31,200 during 2004 to salary and employee benefits expense as a result of this program. A liability of $510,000 and $383,000 was recorded at December 31, 2006 and 2005, respectively, associated with this plan.

(14) Stock-Based Compensation

The Company's 1999 Stock Incentive Plan provides for the following stock and stock-based awards: restricted stock, stock options, stock appreciation rights and performance shares. All employees, directors and consultants are eligible to participate in the plan. Pursuant to the Plan, 470,000 shares of Team Financial, Inc. common stock are currently reserved for issuance under the stock option components of the Plan and as of December 31, 2006, up to 45,250 shares of our common stock were available to be issued under the plan. We charged approximately $310,000, $91,000 and $15,000 to compensation expense during 2006, 2005 and 2004, respectively, in connection with stock options to acquire shares of common stock granted at exercise prices below market value.

The Company generally grants stock options with either a one-year cliff vesting schedule and a ten year expiration from the date of grant, or with a three-year potential vesting schedule and a ten year expiration from the date of grant, with vesting at the discretion of the Executive Compensation Committee of the Board of Directors, which administers the plan.

Prior to 2006, the Company accounted for stock-based compensation using the intrinsic value method prescribed in *APB 25,* and related interpretations and provided the required pro forma disclosures of SFAS No. 123, *Accounting for Stock-Based Compensation.* The following table illustrates what the Company's share-based compensation expense and income per share would have been for the years ended December 31, 2005 and 2004 had the fair value method been used to account for stock-based compensation during that year in accordance with SFAS 123(R):

	Twelve Months Ended December 31	
	2005	2004
	(in thousands, except per share data)	
Net income:		
As reported	$ 3,970	$ 3,578
Stock-based compensation expense included in reported net income, net of tax	60	10
Compensation expense determined under fair value, net of tax	(143)	(98)
Pro forma	$ 3,887	$ 3,490
Basic earnings per share:		
As reported	$ 0.98	$ 0.88
Pro forma	0.96	0.86
Diluted earnings per share:		
As reported	$ 0.97	$ 0.87
Pro forma	0.95	0.85
Shares applicable to basic earnings per share	4,038,097	4,060,587
Shares applicable to diluted earnings per share	4,094,793	4,094,714

Beginning in 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), *Share-Based Payments*, ("SFAS No. 123(R)"). This statement requires that the cost resulting from all share-based transactions be recognized in the financial statements. SFAS No. 123(R) establishes fair value as the measurement objective in accounting for share-based arrangements and requires all entities to apply a fair-value based measurement method in accounting for share based payments with employees except for equity instruments held by employee share ownership plans. The Company elected to adopt SFAS No. 123(R) using the modified prospective transition method and, accordingly, previously reported amounts have not been restated for the change in accounting. During the twelve months ended December 31, 2006, the Company recognized share-based compensation expense of approximately $310,000.

Stock compensation expense for options granted during the years ended December 31, 2006 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	One-year options	Three-year options
Expected life in years	5	8
Expected volatility	16.08%	18.35%
Risk-free interest rate	4.59%	4.70%
Annual rate of quarterly dividends	2.19%	1.58%

The following table summarizes option activity for the twelve months ended December 31, 2006:

	Number of options	Weighted average exercise price per share	Weighted average remaining contractual life in years	Aggregate Intrinsic Value
Outstanding at December 31, 2005	303,850	$10.07		
Granted	76,500	15.04		
Exercised	(8,400)	10.54		
Expired or forfeited	(4,250)	12.89		
Outstanding at December 31, 2006	367,700	11.06	6.3	$4.94
Exercisable at December 31, 2006	295,100	$10.13	5.6	5.87

A summary of the Company's nonvested options as of December 31, 2006 and changes during the year ended are presented below:

	Number of shares	Weighted average grant date fair value
Nonvested at December 31, 2005	54,600	$3.25
Granted	76,500	2.97
Vested	(56,500)	2.59
Expired or forfeited	(2,000)	2.88
Nonvested at December 31, 2006	72,600	2.83

On December 31, 2006, there was approximately $103,000 of unrecognized compensation cost related to nonvested stock-based compensation awards, which the Company expects to recognize over a weighted-average period of 1.3 years. Due to the discretionary nature of the three-year options, these options are repriced each quarter, resulting in the difference between the weighted average grant date fair value and the currently estimated unrecognized compensation cost.

The following table presents option activity for the years ended December 31, 2006, 2005 and 2004:

	Number	Weighted Average Exercise Price
Options outstanding at December 31, 2003	275,300	$ 8.71
Options awarded	39,750	12.33
Options exercised	(39,200)	8.33
Options forfeited	(21,300)	8.80
Options outstanding at December 31, 2004	254,550	9.33
Options awarded	54,500	13.33
Options exercised	(4,200)	7.03
Options forfeited	(1,000)	11.26
Options outstanding at December 31, 2005	303,850	10.07
Options awarded	76,500	15.04
Options exercised	(8,400)	16.07
Options forfeited	(4,250)	12.89
Options outstanding at December 31, 2006	367,700	11.06
Options vested at December 31, 2006	295,100	$10.13

The following table summarizes information about the plan's stock options at December 31, 2006:

Options Outstanding				Options Vested	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Vested	Weighted Average Exercise Price
$6.50 - 6.75	45,850	4.01	$ 6.63	45,850	$ 6.63
8.25 - 8.50	33,650	5.01	8.32	33,650	8.32
8.75 - 9.00	70,000	3.00	8.94	70,000	8.94
10.00-10.25	41,200	6.01	10.10	41,200	10.10
12.00 - 12.25	37,750	8.01	12.19	29,350	12.19
12.25 - 12.50	35,250	7.01	12.41	35,250	12.41
14.25 - 14.50	64,500	9.01	14.30	39,800	14.30
15.01 - 15.25	10,000	9.52	15.01	0	
15.75 - 16.00	29,500	10.01	15.97	0	
$6.50 - 16.00	367,700	6.34	$11.06	295,100	$10.13

(15) Income Taxes

Total income tax expense (benefit) for 2006, 2005, and 2004 was as follows:

	2006	2005	2004
	(In thousands)		
Income from continuing operations	$1,050	$ 944	$ 222
Income (loss) from discontinued operations	—	(56)	(39)
Other comprehensive income	258	(1,174)	(477)
Other	—	(38)	—
Total	$1,308	$ (324)	$(294)

Income tax expense (benefit) attributable to income from continuing operations for 2006, 2005, and 2004 consists of the following:

	2006	2005	2004
	(In thousands)		
Current			
Federal	$1,299	$1,240	$ 335
State	244	186	273
Deferred			
Federal	(438)	(428)	(339)
State	(55)	(54)	(47)
Total	$1,050	$ 944	$ 222

Following is a reconciliation between income tax expense attributable to income from continuing operations and the amount computed by multiplying earnings before income taxes by the statutory federal income tax rate of 34%:

	2006	2005	2004
	(In thousands)		
Expected federal income tax expense	$1,712	$1,707	$1,366
Tax exempt interest income, net	(445)	(500)	(516)
State income taxes, net of federal tax benefit	61	24	125
Cash value increase of bank owned life insurance, net of premiums paid	(256)	(245)	(242)
Income tax benefit on dividends paid to ESOP	(98)	(105)	(109)
Stock-based compensation expense	105	31	5
Reduction of estimated income tax accrual	(73)	(25)	(453)
Other	44	57	46
Income tax expense attributable to income from continuing operations	$1,050	$ 944	$ 222

The income tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities of continuing operations at December 31, 2006 and 2005 are presented below:

	2006	2005
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	$1,978	$1,844
Net unrealized loss on securities available for sale	415	673
State net operating losses	924	735
Deferred compensation	722	572
Self insurance accrual	28	108
Capital loss carry forward	124	—
Other	6	41
State taxes, net	104	78
Deferred tax assets from continuing operations	4,301	4,051
Less valuation allowance	(924)	(735)
Net total deferred tax assets	3,377	3,316
Deferred liabilities:		
Deferred loan costs	135	—
Mortgage servicing rights	109	137
Premises and equipment	800	937
Core deposit intangible asset	32	65
FHLB stock	500	367
Carrying value of bonds due to acquisition	—	9
Other	28	39
Deferred tax liabilities from continuing operations	1,604	1,554
Net deferred tax asset	$1,773	$1,762

At December 31, 2006 and 2005, the Company recorded a valuation allowance to reduce all state net operating loss carry forwards which expire at various times through 2026. As management believes it is more likely than not that these items will not be realized.

(16) Fair Value of Financial Instruments

Fair value of financial instruments at December 31, 2006 and 2005, including methods and assumptions utilized, are set forth below:

	2006		2005	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(In thousands)			
Cash and cash equivalents	$ 37,000	$ 37,000	$ 34,000	$ 34,000
Accrued interest receivable	6,000	6,000	5,000	5,000
Investment securities	179,000	179,000	190,000	190,000
Loans, net of unearned discounts and allowance for loan losses	481,000	478,000	415,000	414,000
Bank owned life insurance policies	19,926	19,926	19,173	19,173
Demand deposits	76,000	76,000	76,000	76,000
Money market and NOW deposits	176,000	176,000	157,000	157,000
Savings deposits	29,000	29,000	32,000	32,000
Time deposits	282,000	282,000	243,000	243,000
Total deposits	$563,000	$563,000	$508,000	$508,000
Accrued interest payable	$ 3,000	$ 3,000	$ 2,000	$ 2,000
Notes payable and FHLB advances	108,000	105,000	111,000	108,000
Subordinated debentures	23,000	23,000	16,000	16,000

Methods and assumptions

Cash and cash equivalents have a short-term nature and the estimated fair value is equal to the carrying value.

Accrued interest receivable has a short-term nature and the estimated fair value is equal to the carrying value.

The estimated fair value of investment securities is based on quoted market prices or bid quotations received from securities dealers.

The estimated fair value of our loan portfolio is based on the segregation of loans by maturity using a weighted average pool rate. In estimating the fair value of loans, the carrying amount is reduced by the allowance for loan losses. The estimated fair value is calculated by discounting scheduled cash flow through the estimated maturity using estimated market discount rates based upon our current offering rates with similar maturities that reflect the interest rate risk inherent in the loans.

The estimated fair value of bank owned life insurance policies is based on quoted net policy values from the insurance carrier and is equal to the carrying value.

The estimated fair value of deposits with no stated maturity, such as non-interest bearing demand deposits, savings, NOW accounts, and money market accounts, is equal to the amount payable on demand. The fair value of interest bearing time deposits is based on the discounted value of contractual cash flows of such deposits. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Accrued interest payable has a short-term nature and the estimated fair value is equal to the carrying value.

The estimated fair value of fixed rate notes payable and Federal Home Loan Bank Advances is based on the discounted value of contractual maturities. The discount rate is estimated using the spread adjusted London Inter-Bank Offering Rate (LIBOR). The carrying value of all floating rate notes payable and Federal Home Loan Bank Advances approximates fair value, as all these notes are based upon floating market rates, which approximate market rates.

The estimated fair value of our obligated mandatory redeemable preferred securities of subsidiary trust holding solely subordinated debentures is estimated using discount cash flow analyses based on our incremental borrowing rates for similar types of borrowing arrangements.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular financial instrument. Because no market exists for a significant portion of our financial instruments, fair value estimates are based on judgments regarding future loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

(17) Capital Adequacy

Our banks are subject to the regulatory capital adequacy requirements of the Federal Reserve Board, the Federal Deposit Insurance Corporation and the Comptroller of the Currency, as applicable. The Federal Reserve Board uses a combination of risk-based guidelines and leverage ratios to evaluate our regulatory capital adequacy. Failure to meet the regulatory capital guidelines may result in the initiation by the Federal Reserve Board of appropriate supervisory or enforcement actions, including but not limited to delaying or denying pending or future applications to acquire additional financial or bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require us to maintain minimum amounts and ratios (set forth in the table below for Team Financial, Inc. and our subsidiary banks) of total risk-based and Tier 1 capital (as defined in the applicable regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2006 and 2005, that the banks and Team Financial, Inc. met all applicable capital adequacy requirements.

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
At December 31, 2006:						
Team Financial, Inc.:						
Risk-based capital (to risk weighted assets)	$61,108	10.83%	$45,126	8.00%		
Tier 1 capital (to risk weighted assets)	55,393	9.82%	22,563	4.00%		
Tier 1 capital (to average assets)	55,393	7.90%	28,040	4.00%		
TeamBank, N.A.:						
Risk-based capital (to risk weighted assets)	$54,710	11.48%	$38,134	8.00%	$47,668	10.00%
Tier 1 capital (to risk weighted assets)	49,803	10.45%	19,067	4.00%	28,601	6.00%
Tier 1 capital (to average assets)	49,803	8.39%	23,730	4.00%	29,662	5.00%
Colorado National Bank:						
Risk-based capital (to risk weighted assets)	$ 9,712	11.25%	$ 6,902	8.00%	$ 8,628	10.00%
Tier 1 capital (to risk weighted assets)	8,904	10.32%	3,451	4.00%	5,177	6.00%
Tier 1 capital (to average assets)	8,904	8.02%	4,443	4.00%	5,553	5.00%

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
At December 31, 2005:						
Team Financial, Inc.:						
Risk-based capital (to risk weighted assets)	$62,085	12.72%	$39,061	8.00%		
Tier 1 capital (to risk weighted assets)	56,661	11.60%	19,530	4.00%		
Tier 1 capital (to average assets)	56,661	8.42%	26,903	4.00%		
TeamBank, N.A.:						
Risk-based capital (to risk weighted assets)	$50,987	12.18%	$33,483	8.00%	$41,853	10.00%
Tier 1 capital (to risk weighted assets)	46,263	11.05%	16,741	4.00%	25,112	6.00%
Tier 1 capital (to average assets)	46,263	8.16%	22,668	4.00%	20,927	5.00%
Colorado National Bank:						
Risk-based capital (to risk weighted assets)	$ 9,075	13.34%	$ 5,442	8.00%	$ 6,802	10.00%
Tier 1 capital (to risk weighted assets)	8,375	12.31%	2,721	4.00%	4,081	6.00%
Tier 1 capital (to average assets)	8,375	8.04%	4,165	4.00%	3,401	5.00%

(18) Commitments, Contingencies and Off-Balance Sheet Risks

Team Financial, Inc. has commitments to extend credit to our customers of approximately $86,090,000 at December 31, 2006. Additionally, the contractual amount of standby letters of credit at December 31, 2006 was approximately $9,149,000. These commitments involve credit risk in excess of the amount stated in the consolidated balance sheet. Exposure to credit loss in the event of nonperformance by the customer is represented by the contractual amount of those instruments.

Standby letters of credit are a conditional, but irrevocable form of guarantee issued to guarantee payment to a third party obligee upon default of payment by our customer. Standby letters of credit are initially issued for a period of one year, but can be extended depending on the customers' needs. As of December 31, 2006, the maximum remaining term for any standby letter of credit was January 2009. Since the credit risk involved in issuing standby letters of credit is the same as that involved in extending loans to customers, Team Financial, Inc. uses the same credit policies in evaluating the creditworthiness of the customers and determining the required collateral.

Pursuant to the notice provisions of the agreement to sell our insurance agency subsidiary on February 25, 2005, the buyer had until August 25, 2006 to present any breach of warranty or representation claims. The buyer did present breach of warranty and representation claims within the allotted timeframe; however, we disagree with the buyer on the validity of those claims.

On February 6, 2007, a complaint was filed by the buyer in the United States District Court for the Northern District of Oklahoma against Team Financial, Inc., TeamBank, N.A. Asset Corporation, Mystic Capital Advisors Group, LLC, Robert Weatherbie, Michael Gibson and Kevin Donoghue, claiming breach of contract, negligent misrepresentation, fraud and misrepresentation and civil conspiracy in connection with the sale of the insurance agency subsidiary that was sold to the buyer effective December 31, 2004. Damages sought by the defendants include not less than $10 million in actual damages, not less than $10 million for consequential, and not less than $10 million for punitive damages. The Company believes the claims are without merit, and is pursuing a vigorous defense as well as available counterclaims against the plaintiff.

In the event that any judgments are made against the Company, the ultimate outcome and related impact to our financial condition and results of operations is not ascertainable at this time. See note 2 to the consolidated financial statements for additional information on the sale of this subsidiary.

During the third quarter of 2005, a summary judgment was entered against the Company and its subsidiaries by a Nebraska district court in pending litigation regarding a contract provision in the Company's 1999 acquisition of Ft. Calhoun State Bank, now operated as part of TeamBank. Although this judgment is currently on appeal, it did result in a charge of $214,000 to other non-interest expense in the third quarter of 2005. We do not anticipate that any interest that may be accrued on this amount until the appeal is settled will be material to our financial position or operating results. The Company does not believe that any other pending litigation to which we are a party will have a material adverse effect on our liquidity, financial condition, or results of operations.

(19) Parent Company Condensed Financial Statements

Condensed Statements of Financial Condition
(In thousands)

	December 31	
	2006	2005
Assets		
Cash and cash equivalents	$ 2,456	$ 1,451
Investment in subsidiaries	70,896	66,818
Other	1,061	1,709
Total assets	$74,413	$69,978
Liabilities and Stockholders' Equity		
Subordinated Debt	$22,681	$16,005
Other Liabilities	1,215	624
Stockholders' equity	50,517	53,349
Total liabilities and stockholders' equity	$74,413	$69,978

Condensed Statements of Operations
(In thousands)

	Years ended December 31		
	2006	2005	2004
Income:			
Dividends from subsidiaries	$ 3,500	$ 5,730	$ 4,261
Interest income	52	50	49
Loss on discontinued operations	—	—	(119)
Other expense, net	(4,151)	(2,648)	(2,124)
Income before equity in undistributed earnings of subsidiaries	(599)	3,132	2,067
Increase (decrease) in undistributed equity of subsidiaries	3,187	(109)	667
Income before income tax benefit	2,588	3,023	2,734
Income tax benefit	1,397	947	844
Net income	$ 3,985	$ 3,970	$ 3,578

Condensed Statements of Cash Flows
(In thousands)

	Year ended December 31		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 3,985	$ 3,970	$ 3,578
(Increase) decrease in undistributed equity of subsidiaries	(3,187)	109	(667)
Contribution of treasury stock to ESOP	—	—	365
Non-cash compensation expense	310	129	7
Other	1,778	207	(592)
Net cash provided by operating activities	2,886	4,415	2,691
Cash flows from investing activities:			
Other	10	(16)	—
Net cash used in investing activities	10	(16)	—
Cash flows from financing activities:			
Proceeds from notes payable	12,475	600	2,877
Principal payments on notes payable	(6,000)	(4,027)	(2,565)
Purchase of treasury stock	(7,259)	(93)	(1,683)
Issuance of treasury stock	88	29	—
Common stock issued	21	31	401
Dividends paid on common stock	(1,216)	(1,293)	(1,298)
Net cash used in financing activities	(1,891)	(4,753)	(2,268)
Net increase (decrease) in cash and cash equivalents	1,005	(354)	423
Cash and cash equivalents at beginning of the year	1,451	1,805	1,382
Cash and cash equivalents at end of the year	$ 2,456	$ 1,451	$ 1,805

The primary source of funds available to us is the payment of dividends by our subsidiaries. Subject to maintaining certain minimum regulatory capital requirements, regulations limit the amount of dividends that may be paid without prior approval of the subsidiaries' regulatory agencies. During 2006, our subsidiaries paid $3.5 million in dividends to the holding company. At December 31, 2006, the subsidiaries could pay additional dividends of $4.1 million without prior regulatory approval.

(20) Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Dollars in thousands, except per share data)			
Year ended 2006:				
Interest income	$ 10,239	$ 11,083	$ 11,676	$ 12,141
Interest expense	4,487	5,111	5,624	5,859
Provision for loan losses	275	157	131	388
Net income	928	949	784	1,324
Basic income per share	0.23	0.25	0.22	0.37
Diluted income per share	$ 0.23	$ 0.24	$ 0.21	$ 0.36
Shares applicable to basic earnings per share	4,025,563	3,850,049	3,594,401	3,597,045
Shares applicable to diluted earnings per share	4,078,114	3,941,529	3,692,392	3,704,991
Year ended 2005:				
Interest income	$ 8,406	$ 9,008	$ 9,316	$ 9,879
Interest expense	3,372	3,714	3,933	4,224
Provision for loan losses	145	267	263	145
Net income from continuing operations	996	967	881	1,234
Net income (loss) from discontinued operations	—	(108)	—	—
Net income	996	859	881	1,234
Basic income per share from continuing operations	0.25	0.24	0.22	0.31
Diluted income per share from continuing operations	0.24	0.24	0.21	0.30
Basic income per share from discontinued operations	—	(0.03)	—	—
Diluted income per share from discontinued operations	—	(0.03)	—	—
Basic income per share	0.25	0.21	0.22	0.31
Diluted income per share	$ 0.24	$ 0.21	$ 0.21	$ 0.30
Shares applicable to basic earnings per share	4,036,945	4,039,675	4,040,595	4,035,218
Shares applicable to diluted earnings per share	4,091,956	4,093,333	4,101,431	4,091,480

(21) Subsequent Events

On January 19, 2007 a dividend $0.08 per share was paid to shareholders of record on January 2, 2007, as was declared by the Board of Directors on November 28, 2006.

On February 6, 2007 a complaint was filed by the buyer of the insurance agency subsidiary that the Company sold in 2005, claiming breach of contract, negligent misrepresentation, fraud and misrepresentation and civil conspiracy. See note 2 *Discontinued Operations* in the notes to the consolidated financial statements for additional information.

On February 27, 2007, the Board of Directors declared a dividend of $0.08 per share, payable on April 20, 2007 to shareholders of record as of April 2, 2007.

On March 19, 2007, we obtained uncommitted and unsecured federal funds lines of credit as an additional source of liquidity for our subsidiary banks. The advances are not to exceed $5 million for TeamBank and $3 million for Colorado National Bank.

During the first quarter of 2007, the Company entered into employment agreements with our Chief Executive Officer, Robert J. Weatherbie, our Chief Operating Officer, Sandra J. Moll, and our Senior Vice President and Trust Officer and Administrator for the Team Financial, Inc. Employee Stock Ownership Plan (ESOP) for whom TeamBank, N.A. is the agent, Carolyn S. Jacobs.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As of December 31, 2006, Team Financial Inc.'s management, including the Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934 (the Exchange Act). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective in recording, processing, summarizing and reporting information required to be disclosed within the time periods specified in the Securities Exchange Commission's rules and forms.

Change in Internal Controls

No changes in our internal controls over financial reporting have occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information

None.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item will be included in our Proxy Statement with respect to our 2007 Annual Meeting of Stockholders to be filed with the Commission within 120 days of December 31, 2006, under the caption "Election of Directors", and is incorporated in this Report by reference.

Item 11. Executive Compensation

The information required by this item will be included in our Proxy Statement with respect to our 2007 Annual Meeting of Stockholders to be filed with the Commission within 120 days of December 31, 2006, under the caption "Executive Compensation", and is incorporated in this Report by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in our Proxy Statement with respect to our 2007 Annual Meeting of Stockholders to be filed with the Commission within 120 days of December 31, 2006, under the caption "Stock Ownership", and is incorporated in this Report by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this item will be included in our Proxy Statement with respect to our 2007 Annual Meeting of Stockholders to be filed with the Commission within 120 days of December 31, 2006, under the caption "Certain Transactions With Affiliates" and "Director independence" is incorporated in this Report by reference.

Item 14. Principal Accounting Fees and Services

The information required by this item will be included in our Proxy Statement with respect to our 2007 Annual Meeting of Stockholders to be filed with the Commission within 120 days of December 31, 2006, under the caption "Principal Accountant Fees and Services", and is incorporated in this Report by reference.

Item 15. Exhibits, Financial Statement Schedules

(a) 1. Financial Statements

The financial statements filed herewith are listed in the Index to Consolidated Financial Statements under Item 8.

2. Financial Statement Schedules

All financial statement schedules required by Article 9 of Regulation S-X have been included in the Consolidated Financial Statements or are either not applicable or not significant.

3. Exhibits

Exhibit Number	Description
3.1	Restated and Amended Articles of Incorporation of Team Financial, Inc.(1)
3.2	Amended and Restated Bylaws of Team Financial, Inc.(11)
4.9	Indenture between Team Financial, Inc. and Wells Fargo Bank, N.A. dated September 14, 2006(11)
4.10	Debenture Subscription Agreement between Team Financial, Inc. and Team Financial Capital Trust II dated September 14, 2006(11)
4.11	Common Securities Subscription Agreement between Team Financial Capital Trust II and Team Financial, Inc. dated September 14, 2006(11)
4.12	Purchase Agreement among Team Financial Capital Trust II, Team Financial Inc., and Bear, Stearns & Co., Inc. dated September 12, 2006(11)
4.13	Guarantee Agreement delivered by Team Financial, Inc. and Wells Fargo Bank, N.A. dated September 14, 2006(11)
4.14	Junior Subordinated Debenture of Team Financial, Inc. due 2036(11)
4.15	Capital Security Certificate of Team Financial Capital Trust II evidencing 22,000 Capital Securities owned by Cede & Co.(11)
4.16	Common Security Certificate of Team Financial Capital Trust II evidencing 681 Commons Securities owned by Team Financial, Inc.(11)
10.1	Employment Agreement between Team Financial, Inc. and Robert J. Weatherbie dated December 31, 2005.(9)
10.2	Employment Agreement between Team Financial, Inc. and Michael L. Gibson dated January 5, 2006.(9)
10.5	Data Processing Services Agreement between Team Financial, Inc. and Metavante Corporation dated March 1, 2001.(5)

Exhibit Number	Description
10.6	401K Plan of Team Financial, Inc. 401(k) Trust, effective January 1, 1999 and administered by Nationwide Life Insurance Company.(1)
10.7-10.9	Exhibit numbers intentionally not used.
	Entry into a Material Definitive Agreement dated May 16, 2006 among Team Financial, Inc. and McCaffree Financial Corporation.(10)
10.11	Team Financial, Inc. Employee Stock Ownership Plan Summary.(1)
10.12	Team Financial, Inc. 1999 Stock Incentive Plan.(1)
10.13	Rights Agreement between Team Financial, Inc. and American Securities Transfer & Trust, Inc. dated June 3, 1999.(1)
10.14	Team Financial, Inc.—Employee Stock Purchase Plan.(1)
10.15	Revolving Credit Agreement between Team Financial, Inc. and US Bank dated March 18, 2004.(7)
10.16	Acquisition Agreement and Plan of Merger by and among Team Financial, Inc., Team Financial, Inc. Acquisition Subsidiary II and Post Bancorp, Inc. dated April 30, 2001 and amendment dated July 25, 2001.(1)
10.18	Deferred Compensation Agreement between TeamBank, N.A. and Robert J. Weatherbie dated February 1, 2002.(3)
10.19	Salary Continuation Agreement between TeamBank, N.A. and Robert J. Weatherbie dated July 1, 2001.(3)
10.20	Split Dollar Agreement between TeamBank, N.A. and Robert J. Weatherbie dated January 25, 2002.(3)
10.21	Deferred Compensation Agreement between TeamBank, N.A. and Michael L. Gibson dated February 1, 2002.(3)
10.22	Salary Continuation Agreement between TeamBank, N.A. and Michael L. Gibson dated July 1, 2001.(3)
10.23	Split Dollar Agreement between TeamBank, N.A. and Michael L. Gibson dated January 25, 2002.(3)
10.24	Deferred Compensation Agreement between TeamBank, N.A. and Carolyn S. Jacobs dated February 1, 2002.(3)
10.25	Salary Continuation Agreement between TeamBank, N.A. and Carolyn S. Jacobs dated July 1, 2001.(3)
10.26	Split Dollar Agreement between TeamBank, N.A. and Carolyn S. Jacobs dated January 25, 2002.(3)
10.29	Employment Agreement between Team Financial, Inc. and Carolyn S. Jacobs dated March 14, 2006.(9)
10.30	Stock Purchase Agreement dated February 7, 2005 between TeamBank, N.A. and International Insurance Brokers, Ltd., LLC.(8)

Exhibit Number	Description
11.1	Statement regarding Computation of per share earnings—see consolidated financial statements.(11)
21	Subsidiaries of Team Financial, Inc.
23	Consent of KPMG LLP.
24	Power of Attorney—see signature page.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. §1350.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. §1350.

(1) Filed with Registration Statement on Form S-1 dated August 6, 2001, as amended, (Registration Statement No. 333-76163) and incorporated herein by reference.

(2) Filed with the amended Form 8-K dated December 18, 2002 and incorporated herein by reference.

(3) Filed with Annual Report on Form 10-K for the Year Ending December 31, 2002, and incorporated herein by reference.

(4) Filed with quarterly report on form 10-Q for the period ended September 30, 2000 and incorporated herein by reference.

(5) Filed with Registration Statement on Form S-1 dated July 12, 2001, as amended, (Registration Statement No. 333-64934) and are incorporated herein by reference.

(6) Filed with Annual Report on Form 10-K for the Year Ending December 31, 2003, and incorporated herein by reference.

(7) Filed with quarterly report on form 10-Q for the period ended March 31, 2004 and incorporated herein by reference.

(8) Filed with annual report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.

(9) Filed with quarterly report on form 10-Q for the period ended March 31, 2006 and incorporated herein by reference.

(10) Filed with Form 8-K dated May 22, 2006 and incorporated herein by reference.

(11) Filed with quarterly report on form 10-Q for the period ended September 30, 2006 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Paola, Kansas on March 30, 2007.

TEAM FINANCIAL, INC.

By:

/s/ ROBERT J. WEATHERBIE

Robert J. Weatherbie,
Chairman and Chief Executive Officer

/s/ RICHARD J. TREMBLAY

Richard J.Tremblay,
Chief Financial Officer

POWER OF ATTORNEY

Each individual whose signature appears below hereby designates and appoints Robert J. Weatherbie and Richard J. Tremblay, and each of them, as such person's true and lawful attorneys-in-fact and agents (the Attorneys-in-Fact) with full power of substitution and resubstitution, for each person and in such person's name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Annual Report on Form 10-K for the year ended December 31, 2006, which amendments may make such changes in this Annual Report on Form 10-K as either Attorney-in-Fact deems appropriate and to file each such amendment with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto such Attorneys-in-Fact and each of them, full power and authority to do and perform each and every act and think requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that such Attorneys-in-Fact or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities indicated on March 30, 2007.

SIGNATURES

/s/ ROBERT J. WEATHERBIE Robert J. Weatherbie	Director, Chairman and Chief Executive Officer (Principal Executive Officer)	March 30, 2007
/s/ MICHAEL L. GIBSON Michael L. Gibson	Director, President of Corporate Development	March 30, 2007
/s/ GERALD (JERRY) D. WIESNER Gerald (Jerry) D. Wiesner	Director	March 30, 2007
/s/ GREGORY D. SIGMAN Gregory D. Sigman	Director	March 30, 2007
/s/ CAROLYN S. JACOBS Carolyn S. Jacobs	Director	March 30, 2007
/s/ HAROLD G. SEVY Harold G. Sevy	Director	March 30, 2007
/s/ DENIS A. KURTENBACH Denis A. Kurtenbach	Director	March 30, 2007
/s/ KEITH B. EDQUIST Keith B. Edquist	Director	March 30, 2007
/s/ KENNETH L. SMITH Kenneth L. Smith	Director	March 30, 2007

Exhibit Index

Exhibit Number	Description
3.1	Restated and Amended Articles of Incorporation of Team Financial, Inc.(1)
3.2	Amended and Restated Bylaws of Team Financial, Inc.(11)
4.9	Indenture between Team Financial, Inc. and Wells Fargo Bank, N.A. dated September 14, 2006(11)
4.10	Debenture Subscription Agreement between Team Financial, Inc. and Team Financial Capital Trust II dated September 14, 2006(11)
4.11	Common Securities Subscription Agreement between Team Financial Capital Trust II and Team Financial, Inc. dated September 14, 2006(11)
4.12	Purchase Agreement among Team Financial Capital Trust II, Team Financial Inc., and Bear, Stearns & Co., Inc. dated September 12, 2006(11)
4.13	Guarantee Agreement delivered by Team Financial, Inc. and Wells Fargo Bank, N.A. dated September 14, 2006(11)
4.14	Junior Subordinated Debenture of Team Financial, Inc. due 2036(11)
4.15	Capital Security Certificate of Team Financial Capital Trust II evidencing 22,000 Capital Securities owned by Cede & Co.(11)
4.16	Common Security Certificate of Team Financial Capital Trust II evidencing 681 Commons Securities owned by Team Financial, Inc.(11)
10.1	Employment Agreement between Team Financial, Inc. and Robert J. Weatherbie dated December 31, 2005.(9)
10.2	Employment Agreement between Team Financial, Inc. and Michael L. Gibson dated January 5, 2006.(9)
10.5	Data Processing Services Agreement between Team Financial, Inc. and Metavante Corporation dated March 1, 2001.(5)
10.6	401K Plan of Team Financial, Inc. 401(k) Trust, effective January 1, 1999 and administered by Nationwide Life Insurance Company.(1)
10.7-10.9	Exhibit numbers intentionally not used.
	Entry into a Material Definitive Agreement dated May 16, 2006 among Team Financial, Inc. and McCaffree Financial Corporation.(10)
10.11	Team Financial, Inc. Employee Stock Ownership Plan Summary.(1)
10.12	Team Financial, Inc. 1999 Stock Incentive Plan.(1)
10.13	Rights Agreement between Team Financial, Inc. and American Securities Transfer & Trust, Inc. dated June 3, 1999.(1)
10.14	Team Financial, Inc.—Employee Stock Purchase Plan.(1)
10.15	Revolving Credit Agreement between Team Financial, Inc. and US Bank dated March 18, 2004.(7)

Exhibit Number	Description
10.16	Acquisition Agreement and Plan of Merger by and among Team Financial, Inc., Team Financial, Inc. Acquisition Subsidiary II and Post Bancorp, Inc. dated April 30, 2001 and amendment dated July 25, 2001.(1)
10.18	Deferred Compensation Agreement between TeamBank, N.A. and Robert J. Weatherbie dated February 1, 2002.(3)
10.19	Salary Continuation Agreement between TeamBank, N.A. and Robert J. Weatherbie dated July 1, 2001.(3)
10.20	Split Dollar Agreement between TeamBank, N.A. and Robert J. Weatherbie dated January 25, 2002.(3)
10.21	Deferred Compensation Agreement between TeamBank, N.A. and Michael L. Gibson dated February 1, 2002.(3)
10.22	Salary Continuation Agreement between TeamBank, N.A. and Michael L. Gibson dated July 1, 2001.(3)
10.23	Split Dollar Agreement between TeamBank, N.A. and Michael L. Gibson dated January 25, 2002.(3)
10.24	Deferred Compensation Agreement between TeamBank, N.A. and Carolyn S. Jacobs dated February 1, 2002.(3)
10.25	Salary Continuation Agreement between TeamBank, N.A. and Carolyn S. Jacobs dated July 1, 2001.(3)
10.26	Split Dollar Agreement between TeamBank, N.A. and Carolyn S. Jacobs dated January 25, 2002.(3)
10.29	Employment Agreement between Team Financial, Inc. and Carolyn S. Jacobs dated March 14, 2006.(9)
10.30	Stock Purchase Agreement dated February 7, 2005 between TeamBank, N.A. and International Insurance Brokers, Ltd., LLC.(8)
11.1	Statement regarding Computation of per share earnings—see consolidated financial statements.(11)
21	Subsidiaries of Team Financial, Inc.
23	Consent of KPMG LLP.
24	Power of Attorney—see signature page.
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(11)
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(11)
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. §1350.(11)
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. §1350.(11)

(1) Filed with Registration Statement on Form S-1 dated August 6, 2001, as amended, (Registration Statement No. 333-76163) and incorporated herein by reference.

(2) Filed with the amended Form 8-K dated December 18, 2002 and incorporated herein by reference.

(3) Filed with Annual Report on Form 10-K for the Year Ending December 31, 2002, and incorporated herein by reference.

(4) Filed with quarterly report on form 10-Q for the period ended September 30, 2000 and incorporated herein by reference.

(5) Filed with Registration Statement on Form S-1 dated July 12, 2001, as amended, (Registration Statement No. 333-64934) and are incorporated herein by reference.

(6) Filed with Annual Report on Form 10-K for the Year Ending December 31, 2003, and incorporated herein by reference.

(7) Filed with quarterly report on form 10-Q for the period ended March 31, 2004 and incorporated herein by reference.

(8) Filed with annual report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference.

(9) Filed with quarterly report on form 10-Q for the period ended March 31, 2006 and incorporated herein by reference.

(10) Filed with Form 8-K dated May 22, 2006 and incorporated herein by reference.

(11) Filed with quarterly report on form 10-Q for the period ended September 30, 2006 and incorporated herein by reference.

EXHIBIT 31.1

Certification of Chief Executive Officer Under
Section 302 of the Sarbanes-Oxley Act of 2002

I, Robert J. Weatherbie, Chief Executive Officer of Team Financial, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Team Financial, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) [reserved]

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design of operation of internal control over financial reporting which are reasonably likely to adversely effect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2007

Signature: /s/ ROBERT J. WEATHERBIE
Robert J. Weatherbie
Title: *Chief Executive Officer*

EXHIBIT 31.2

Certification of Chief Financial Officer Under Section 302 of the Sarbanes-Oxley Act of 2002

I, Richard J. Tremblay, Chief Financial Officer of Team Financial, Inc., certify that:

1. I have reviewed this Annual Report on Form 10-K of Team Financial, Inc. ("registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and 15d-15(e)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) [reserved]

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design of operation of internal control over financial reporting which are reasonably likely to adversely effect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2007

Signature: /s/ RICHARD J. TREMBLAY
Richard J. Tremblay
Title: *Chief Financial Officer*

EXHIBIT 32.1

Certification of Chief Executive Officer of Team Financial, Inc. Pursuant to 18 U.S.C. Section §1350, Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Robert J. Weatherbie, certify that:

In connection with the Annual Report on Form 10-K of Team Financial, Inc. (the Company) for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Robert J. Weatherbie, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ROBERT J. WEATHERBIE
Name: Robert J. Weatherbie
Title: Chief Executive Officer
Date: March 30, 2007

EXHIBIT 32.2

Certification of Chief Financial Officer of Team Financial, Inc. Pursuant to 18 U.S.C. §1350, Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Richard J. Tremblay, certify that:

In connection with the Annual Report on Form 10-K of Team Financial, Inc. (the Company) for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, Richard J. Tremblay, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Richard J. Tremblay
Name: Richard J. Tremblay
Title: Chief Financial Officer
Date: March 30, 2007

Team Financial, Inc.

Using a black ink pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. [X]

Annual Meeting Proxy Card

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposals 2 – 4.

1. Election of three Class II Directors. In the election of directors, you have an aggregate number of votes equal to the number of shares held in the above referenced account multiplied by three (3). Your votes will be allocated equally among the nominees you have voted for, or as marked in the space provided.

	For	Withhold	
01 - Richard J. Tremblay	☐	☐	________ votes
02 - Robert J. Weatherbie	☐	☐	________ votes
03 - Jerry D. Wiesner	☐	☐	________ votes

	For	Against	Abstain
2. Ratification of the appointment of KPMG LLP as our independent auditors for 2007.	☐	☐	☐
3. Proposal regarding the 2007 Stock Incentive Plan.	☐	☐	☐
4. Transaction of such other business as may properly come before the meeting.	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign your name exactly as it appears above. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by the president or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1UPX 0137852

<STOCK#> 00QEMC

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Team Financial, Inc.

Proxy — TEAM FINANCIAL, INC.

8 West Peoria, Suite 200
Paola, Kansas 66071

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The above signed shareholder of Team Financial, Inc. acknowledges receipt of the notice of the annual meeting of shareholders, to be held on Tuesday, June 19, 2007, at 9:00 a.m., at the Paola High School Auditorium, 401 North Angela, Paola, Kansas, and hereby appoints Carolyn S. Jacobs and Julie L. Boyle, or either of them, each with the power of substitution, as attorneys and proxies to vote all the shares of the above signed at the annual meeting and at all adjournments thereof, hereby ratifying and confirming all that the attorneys and proxies may do or cause to be done by virtue hereof. The above-named attorneys and proxies are instructed to vote all of the above signed shareholder's shares as indicated on the reverse side.

This proxy, when properly executed, will be voted in the manner directed herein by the above signed shareholder. If no direction is made, this proxy will be voted FOR Proposal Number 1, Proposal Number 2 and Proposal Number 3.

PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY.

Team Financial, Inc.

8 West Peoria, Suite 200
Paola, Kansas 66071
(913) 294-9667

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 19, 2007

To the Shareholders of Team Financial, Inc.:

Annual Meeting

Date: Tuesday, June 19, 2007
Time: 9:00 a.m. central time
Place: Paola High School Auditorium
401 North Angela
Paola, Kansas 66071

Matters to be voted on:

1. Election of three Class II directors;
2. Ratification of KPMG LLP as our independent auditors for 2007;
3. A proposal to approve the 2007 Stock Incentive Plan (the "Plan") which would allow for 400,000 shares to be issued under the Plan;
4. Any other matters properly brought before shareholders at the meeting.

You are cordially invited to attend the meeting in person. To ensure that you are represented at the meeting, please fill in, sign and return the enclosed proxy card as promptly as possible. Your early attention to the proxy statement will be greatly appreciated because it will reduce the cost we incur in obtaining your voting instructions.

By Order of the Board of Directors

Robert J. Weatherbie
Chairman and Chief Executive Officer

May 16, 2007

TABLE OF CONTENTS

TEAM FINANCIAL, INC.

8 West Peoria, Suite 200
Paola, Kansas 66071
(913) 294-9667

PROXY STATEMENT

2007 Annual Meeting of Shareholders

This Proxy Statement is furnished to you in connection with the solicitation of proxies by the Board of Directors of Team Financial, Inc. for use at our 2007 annual meeting of shareholders to be held on Tuesday, June 19, 2007. The meeting will be held at the Paola High School Auditorium, 401 North Angela, Paola, Kansas at 9:00 a.m. central daylight savings time. This Proxy Statement and the enclosed proxy card were sent to shareholders on or about May 16, 2007.

The following matters will be acted on at the annual meeting:

1. Election of three Class II directors to serve a three year term;
2. Ratification of the appointment of KPMG LLP as our independent auditors for 2007;
3. Approval of the 2007 Stock Incentive Plan, **which the Board of Directors recommends that shareholders vote *For***;
4. Any other matters properly brought before shareholders at the annual meeting.

GENERAL INFORMATION ABOUT VOTING

Who can vote?

You can vote your shares of common stock if our records show that you owned the shares on the record date, April 25, 2007. A total of 3,573,459 shares of common stock can vote at the annual meeting. You have one vote for each share of your common stock. The enclosed proxy card indicates the number of shares you can vote.

How do I vote by proxy?

Follow the instructions on the enclosed proxy card to vote on each proposal to be considered at the annual meeting. Sign and date the proxy card and mail it back to us in the enclosed envelope. The proxyholders named on the proxy card will vote your shares as you instruct. If you sign and return the proxy card but do not vote on a proposal, the proxy holders will vote for you on that proposal. Unless you instruct otherwise, the proxy holders will vote FOR each of the three Class II director nominees, the ratification of the appointment of KPMG LLP as our independent auditors for 2007 and the approval of the 2007 Stock Incentive Plan.

What if other matters come up at the annual meeting?

The matters described in this proxy statement are the only matters we know will be voted on at the annual meeting. If other matters are properly presented at the meeting, the proxy holders will vote your shares in their discretion.

Can I change my vote after I return my proxy card?

Yes. At any time before the vote on a proposal, you can change your vote either by giving the Company's secretary a written notice revoking your proxy card or by signing, dating, and returning to us a new proxy card within the required time. We will honor the proxy card with the latest date.

Can I vote in person at the annual meeting rather than by completing the proxy card?

Yes. Although we encourage you to complete and return a proxy card to ensure that your vote is counted, you can attend the annual meeting and vote your shares in person, if your shares are registered directly in your name on our books and not held through a broker, bank or other nominee; or, if your shares are held in "street name," if you have obtained a proxy from your bank, broker or nominee and you bring that proxy to the meeting. You can vote in person using these procedures even if you have previously completed and returned a proxy card.

What do I do if my shares are held in "street name"?

If your shares are held by your broker, a bank or other nominee, you will probably receive this proxy statement from them with instructions for voting your shares. Please respond quickly so that they may represent you.

If your shares are held in the name of a broker, bank or other nominee, and you do not tell that person how to vote your shares (so-called "broker non-votes"), that person can vote your shares as he or she sees fit only on matters that self-regulatory organizations determine to be routine, and not on any other proposal. Broker non-votes will be counted as present to determine if a quorum exists but will not be counted as present and entitled to vote on any non-routine proposals such as shareholder proposals that could be included in a proxy statement.

If I plan to attend the annual meeting, should I still submit a proxy?

Whether you plan to attend the annual meeting or not, we urge you to submit a proxy card. Returning the enclosed proxy card will not affect your right to attend the annual meeting and vote in person and will help assure the presence of a quorum, avoiding costly repeat expenses for annual meetings.

How are votes counted?

We will hold the annual meeting if a quorum is present, which, under our bylaws, means holders of at least one-third of the shares of common stock entitled to vote either sign and return their proxy cards or attend the meeting. If you sign and return your proxy card, your shares will be counted to determine whether we have a quorum, even if you withhold, abstain or fail to vote on any of the proposals listed on the proxy card.

With respect to the election of directors, you are entitled to cumulate your votes, which means that you may cast all of your votes for any one nominee or distribute your votes among any three or more nominees. The number of votes you have the right to cast among the nominees is determined by multiplying the number of shares you own by three. If votes for a certain director nominee are withheld, those votes will be voted equally for the election of the other nominees. If votes for all director nominees are withheld, the votes will be counted to determine whether a quorum is present and will not be voted for any nominee. Cumulative voting is permitted only with respect to the election of directors. The three director nominees with the greatest number of votes will be elected as our Class II directors.

The ratification of the appointment of independent auditors and the approval of the 2007 Stock Incentive Plan will require the affirmative vote of a majority of the shares represented at the annual meeting.

For any other items, if any, the affirmative vote of the holders of a majority of the shares represented at the meeting will be required for approval. A properly executed proxy marked "ABSTAIN" with respect to any such matter will not be voted, although it will be counted for purposes of determining whether there is a quorum. Accordingly, an abstention will have the effect of a negative vote.

If your shares are held in the name of a nominee, and you do not tell the nominee in a timely manner how to vote your shares (so-called "broker non-votes"), the nominee can vote them as he or she sees fit only on matters that self-regulatory organizations determine to be routine, and not on any other proposal. Non-contested elections for directors, as well as ratification of auditors and approval of a stock plan, are usually considered routine matters. Broker non-votes will be counted as present to determine if a quorum exists but will not be counted as present and entitled to vote on any non-routine proposal.

What are the recommendations of our Board of Directors?

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of our Board of Directors. Our Board of Directors' recommendations are set forth, together with the description of each item, in this proxy statement. In summary, our Board of Directors recommends a vote:

FOR the election of the nominated slate of Class II directors (see page 7);

FOR the ratification of our selection of the independent registered public accounting firm of KPMG, LLP as our independent auditors for 2007 (see page 29);

FOR the approval of the 2007 Stock Incentive Plan (see page 30)

Where can I find the voting results of the meeting?

The preliminary voting results will be announced at the annual meeting. The final certified results will be included in our quarterly report on Form 10-Q for the second quarter of fiscal 2007 that we will file with the Securities and Exchange Commission.

Will there be other matters proposed at the annual meeting?

Our bylaws limit the matters presented at our annual meeting to those properly presented at the meeting. Please refer to the next question for a description of requirements for shareholder proposals for our 2008 annual meeting. We do not expect any matters other than those set forth in this proxy statement to come before the annual meeting. **However, if any other matter requiring a vote of shareholders is presented in a proper manner, your signed proxy gives the individuals named as proxies authority to vote your shares in their discretion.**

When are 2008 shareholder proposals due if they are to be included in our proxy materials?

To be considered for inclusion in our proxy statement for the 2008 annual meeting of shareholders, a shareholder proposal must be received in our offices no later than January 16, 2008. Further information regarding the shareholder proposal process is set forth below under "Shareholder Proposals."

Who pays for this proxy solicitation?

We do. In addition to sending you these materials, some of our employees may contact you by telephone, by mail, or in person. None of these employees will receive any extra compensation for doing this.

How can I find more information about Team Financial, Inc.?

We file annual, quarterly and other reports and information with the Securities and Exchange Commission. The filings are available to the public in the SEC's EDGAR database at the Commission's web site *http://www.sec.gov.* Our website, *http://www.teamfinancialinc.com*, has links to these filings as well under the heading "SEC Filings." Our common stock is listed on NASDAQ Global Market under the symbol "TFIN."

STOCK OWNERSHIP

The following table shows the number of shares of our common stock beneficially owned as of April 30, 2007 by:

- each person whom we know beneficially owns more than 5% of our common stock;
- each director, and the new nominee proposed to be elected to our board of directors at the annual meeting;
- each of our executive officers; and
- our directors and executive officers as a group.

	Common Shares Beneficially Owned	
Names and Addresses of Beneficial Owner(1)	**Number**	**Percent**
Robert J. Weatherbie(2) 8 West Peoria, Suite 200 Paola, Kansas 66071-0402	322,979	9.0%
Michael L. Gibson(3) 8 West Peoria, Suite 200 Paola, Kansas 66071-0402	246,810	6.9%
Carolyn S. Jacobs(4) 8 West Peoria, Suite 200 Paola, Kansas 66071-0402	113,804	3.2%
Richard J. Tremblay(5) 8 West Peoria, Suite 200 Paola, Kansas 66071-0402	17,000	*
Sandra J. Moll(6) 8 West Peoria, Suite 200 Paola, Kansas 66071-0402	28,528	*
Denis A. Kurtenbach(7) 8 West Peoria, Suite 200 Paola, Kansas 66071-0402	4,425	*
Keith B. Edquist 12005 N. 72nd Street Omaha, Nebraska 68122	100,010	2.8%
Jerry D. Wiesner 2100 Baptiste Drive Paola, Kansas 66071	2,100	*
Kenneth L. Smith(8) 5 East Terrace Paola, KS 66071	1,800	*
Harold G. Sevy 18294 W. 335th Street Paola, KS 66071	3,000	*
Gregory D. Sigman 6401 Sagamore Mission Hills, KS 66208	1,000	*
All executive officers and directors as a group (eleven persons)	841,456	23.5%
Employee Stock Ownership Plan(9) 8 West Peoria, Suite 200 P.O. Box 402 Paola, Kansas 66071-0402	906,704	25.4%
Collective Reporting Group:(10) O. Gene Bicknell Mariner Wealth Advisors, LLC Martin C. Bicknell Cherona Bicknell 7400 College Boulevard, Suite 205 Overland Park, Kansas 66210	406,007	11.4%

(1) Unless otherwise indicated, the shares are held directly in the names of the named beneficial owners and each person has sole voting and sole investment power with respect to the shares. The participants in our Employee Stock Ownership Plan (the "Team Financial, Inc. Employees' Stock Ownership Plan" or "ESOP") direct the ESOP trustee with respect to all matters submitted to a vote of the shareholders. The ESOP trustee will vote the shares held under the ESOP only in the manner directed by the ESOP participants, as provided in the ESOP.

(2) Includes 58,999 shares of common stock owned by Mr. Weatherbie's wife and 340 shares owned by his minor children, over which shares he may be deemed to have shared voting and investment power. Includes 24,663 shares owned in a self-directed trust. Includes approximately 109,977 shares of common stock that have been allocated to Mr. Weatherbie's account in our ESOP. Includes 129,000 shares which have vested pursuant to options issued under our 1999 stock incentive plan.

(3) Includes 41,000 shares of common stock owned in a trust, over which Mr. Gibson may be deemed to have shared voting and investment power. Includes approximately 11,000 shares owned in a self-directed trust. Includes approximately 114,910 shares of common stock that have been allocated to Mr. Gibson's account in our ESOP. Includes 79,900 shares which have vested pursuant to options issued under our 1999 stock incentive plan.

(4) Includes 10,000 shares of common stock owned by Ms. Jacobs' husband's revocable trust, over which she may be deemed to have shared voting and investment power. Includes 5,000 shares of common stock owned in a self-directed trust. Includes approximately 82,304 shares of common stock that have been allocated to Ms. Jacobs's account in our ESOP. Includes 16,500 shares which have vested pursuant to options issued under our 1999 stock incentive plan.

(5) Includes 17,000 shares that are held in Mr. Tremblay's Individual Retirement Account.

(6) Includes 2,170 shares held in a revocable trust dated April 19, 2003, Includes approximately 4,358 shares of common stock that have been allocated to Ms.Moll's account in our ESOP. Includes 22,000 shares which have vested pursuant to options issued under our 1999 stock incentive plan.

(7) Includes 925 shares of common stock held by Mr. Kurtenbach in an Individual Retirement Account and 500 shares owned by his wife, over which he may be deemed to have voting and investment power.

(8) All 1,800 shares of common stock are owned jointly by Mr. Smith and his wife.

(9) Our ESOP holds 906,704 shares of record which includes 20,000 unallocated shares as of the record date. Team Financial, Inc. is the ESOP trustee. Each ESOP participant directs the ESOP trustee as to the voting of shares allocated to such participant's accounts on all matters submitted to a vote of the shareholders. An ESOP participant's failure to provide voting directions to the ESOP trustee will be deemed to be a direction to vote in the manner specified in the instructions provided to the ESOP participant. Unallocated shares will be voted by the ESOP trustee in the same proportion on each issue as the allocated shares.

(10) The following information for the following group of shareholders was obtained from a Schedule 13D filed with the Securities and Exchange Commission on or about November 13, 2006. O. Gene Bicknell is the beneficial owner of 181,831.84 shares of common stock of which he shares voting power and dispositive power with Mariner Wealth Advisors, LLC and Martin C. Bicknell. Cherona Bicknell is the beneficial owner of 5,031.86 shares of common stock and shares voting power and dispostitive power with Mariner Wealth Advisors, LLC and Martin C. Bicknell. Mariner Wealth Advisors, LLC and Martin C. Bicknell each may be deemed to be the beneficial owners of 406,007 shares of common stock. Bruce Kusmin is the sole beneficial owner of 2,000 share of common stock. Mr. Kusmin is President of Mariner Wealth Advisors, LLC, and as such may be deemed to be a beneficial owner of shares of which Mariner Wealth Advisors, LLC is a beneficial owner; however Mr. Kusmin disclaims beneficial ownership of such shares.

* Less than one percent.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of our common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and greater than 10% shareholders are required by Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. To our knowledge, based solely on review of the copies of such reports furnished to us or advice that no filings were required, during 2006 all executive officers, directors, and greater than 10% beneficial owners, with the exception of those listed below, complied with the Section 16 (a) filing requirements:

Name	Type of Filing	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis
Harold G. Sevy	Form 3	1	1
Carolyn S. Jacobs	Form 4	1	1

PROPOSAL NO. 1
ELECTION OF CLASS II DIRECTORS

Our Board of Directors is divided into three classes that serve three year terms. Each class's terms expire in different years as shown below.

Class	Expiration
Class I	2009
Class II	2007
Class III	2008

The terms of our Class II Directors, Robert J. Weatherbie, Michael L. Gibson, and Jerry D. Wiesner, expire at the annual meeting. We propose the nominees Robert J. Weatherbie, Richard J. Tremblay and Jerry D. Wiesner, each be elected to a three-year term expiring at our annual meeting in 2010. In the election of directors, you have the right to cumulate your votes. This means that you may cast all of your votes for any one nominee or distribute your votes amongst the three or more nominees in any amount you desire. The number of votes you have the right to cast is determined by multiplying the number of shares you own times three. If votes for certain director nominees are withheld, those votes will be distributed to the remaining director nominees. If votes for all director nominees are withheld, the votes will not be voted for any nominee. If no instructions are given, the shares will be voted equally for the election of all nominees.

Your Board of Directors recommends a vote *FOR* the election of Robert J. Weatherbie, Richard J. Tremblay and Jerry D. Wiesner. Proxies solicited by your Board of Directors will be voted FOR them unless instructions are given to the contrary.

The following sets forth certain information with respect to the three Class II nominees, our other directors who are expected to serve in such capacity after the annual meeting, and our executive officers.

Name	Age	Position	Officer or Director Since
Non-Independent Directors			
Robert J. Weatherbie	60	Chief Executive Officer and Chairman of The Board(7)	1986
Carolyn S. Jacobs	63	Director and Treasurer	1986
Richard J. Tremblay	55	Chief Financial Officer and Nominee	2006
Sandra J. Moll	43	Chief Operating Officer	2007
Independent Directors			
Denis A. Kurtenbach	71	Director(4)(6)(8)	1995
Keith B. Edquist	62	Director(1)(3)(5)	2002
Kenneth L. Smith	64	Director(4)(6)(7)(9)	2004
Jerry D. Wiesner	50	Director(2)(3)(6)(7)(10)(11)	2005
Gregory D. Sigman	57	Director(2)(6)(7)(11)	2006
Harold G. Sevy	56	Director(2)(4)(6)(7)	2006

(1) Member of the Audit Committee in 2006 but not currently serving.

(2) Member of the Audit Committee.

(3) Member of Compensation Committee in 2006 but not currently serving.

(4) Member of Compensation Committee.

(5) Member of Nomination Committee in 2006 but not currently serving.

(6) Member of Nominating Committee.

(7) Member of Executive Committee.

(8) Chairman of the Compensation Committee

(9) Chairman of the Nominating Committee

(10) Chairman of the Audit Committee

(11) Designated financial expert

Robert J. Weatherbie has served as our Chief Executive Officer since September 1995, and Chairman of the Board and director since May 1986. Effective January 2004, Mr. Weatherbie was appointed President and Chief Executive Officer of TeamBank, N.A. Prior to 1986 he was an executive officer of TeamBank, N.A., formally known as Miami County National Bank, for 13 years. Mr. Weatherbie is also a director of Colorado National Bank. Mr. Weatherbie is a member of the Miami County Bankers Association. He obtained a Bachelor of Arts degree from Emporia State University, Emporia, Kansas, in 1969 and graduated from the Colorado School of Banking at the University of Colorado and the American Institute of Banking-Kansas City Chapter. Mr. Weatherbie serves as a Class II director, and his current term expires at the annual meeting.

Richard J. Tremblay, a nominee as a Class II Director whose term would expire in 2010 if elected, joined the Company in July 2006 and currently serves as Chief Financial Officer. Prior to joining the Company, Mr. Tremblay served as an Executive Vice President, Chief Financial Officer and Corporate Secretary for Gold Banc Corporation, Inc.—a $4 billion bank holding company headquartered in Leawood, Kansas. During his five-year tenure at Gold Banc Corporation, Inc., he directed numerous aspects of business operations, the financial and accounting functions, the asset and liability management, and a variety of aspects relating to profitability planning and mergers and acquisitions. Mr. Tremblay holds a Bachelor's of Science Degree in Business Administration—Accounting and Economics, from Henderson State University, Arkadelphia, Arkansas.

Jerry D. Wiesner was elected to the Board of Directors in 2005 and is a Class II director whose term will expire at the annual meeting. Mr. Wiesner has served as the Administrator and Vice President / Chief Operating Officer of Miami County Medical Center since 1991. Mr. Wiesner also has prior experience as an auditor for Grant Thornton. He holds an MBA from Kansas State University and is a CPA and a Fellow in the Healthcare Financial Management Association, as well as a member of the Kansas Society of Certified Public Accountants. Mr. Wiesner continues to serve on the Board of Directors for Team Financial, Inc. where he has been a director since April 2005. Mr. Wiesner served on the Board of Directors for TeamBank, N.A. from July 1998 thru July 2006. Mr. Wiesner serves on the Company's Audit Committee, Nomination Committee and the Executive Committee.

Carolyn S. Jacobs has served as our Treasurer and director since May 1986 and has been a director of TeamBank, N.A. since 1990. She has been Senior Vice President and Trust Officer of TeamBank, N.A., since May 1986. Prior to 1986, she worked for Miami County National Bank, the predecessor to TeamBank, N.A., since 1961. In addition to her supervisory responsibilities over trust services of TeamBank, N.A., she also chairs the ESOP Advisory Committee. Ms. Jacobs has attended the American Institute of Banking—Kansas City Chapter, MoKan Basic Trust School, graduating in 1977, the National Business Institute and was designated as a Certified Trust Financial Advisor in June 1992. Ms. Jacobs is a member of the Kansas Bankers Association Trust Division and the Miami County Bankers Association. As a Class III director, her term expires in 2008.

Denis A. Kurtenbach, a Class III director whose term will expire in 2008, has served as a director of Team Financial, Inc. since December 1995. Prior to serving as a director at Team Financial, Inc., he served as a director of Miami County National Bank, the predecessor to TeamBank, N.A., for 13 years. He is a retired Chairman and director of Pemco, Inc., a privately held construction management company and former officer for Carrothers Construction Company, L.L.C. and Triangle Builders, L.L.C. Mr. Kurtenbach is a life director of the Associated General Contractors of America and was a member of the 1996 and 1997 Executive Committees. Mr. Kurtenbach graduated in 1962 with a Bachelor's Degree in Civil Engineering from South Dakota State University.

Keith B. Edquist, a Class III director whose term will expire in 2008, has served as a director of Team Financial, Inc. since June 2002. Mr. Edquist was a Director of First United Bank of Bellevue and was the Chairman of the Board of Fort Calhoun State Bank, both of which merged into TeamBank, N.A. He has been a director of TeamBank, N.A. since June 1999. Mr. Edquist currently serves as a member of the Bellevue University Board of Directors in Bellevue, Nebraska. He was a director of Omaha Public Power from 1980 to 1999, where he served as Vice President, Treasurer, and Chairman of the Board. He is the owner and operator of North Omaha Airport of Omaha, Nebraska and attended the University of Nebraska, Omaha.

Kenneth L. Smith was elected to the Board of Directors in 2004 and serves as a Class I director whose term will expire in 2009. Mr. Smith has been President and principal owner of G.K. Smith & Sons, Inc., a mechanical contracting firm since 1987. Mr. Smith continues to serve on the Board of Directors for Team Financial, Inc. where he has been a director since April 2004. Mr. Smith served on the Board of Directors for TeamBank N.A. from January 1992 thru July 2006. Throughout his career, he has served on the board of directors for several community organizations. Mr. Smith was one of the organizers of the Miami County Economic Development Corporation and served on the original Board of Directors for two terms.

Harold G. Sevy, a Class I Director whose term expires in 2009, is a Magna Cum Laude graduate of Washburn University and received a Master's Degree in Science from Fort Hays State University. Since 1994, Mr. Sevy has served as the president of W.H. Debrick Co., Inc, a construction company. In addition, he is currently a managing partner of several real estate development companies. Mr. Sevy continues to serve on the Board of Directors for Team Financial, Inc. where he has been a director since June 2006. Mr. Sevy served on the Board of Directors of TeamBank, N.A. from January 1985 thru July 2006, where he served on the audit and executive review committees and as chairman of the compliance committee. Mr. Sevy serves on the Company's Audit Committee, Nomination Committee, Compensation Committee and the Executive Committee.

Gregory D. Sigman was elected to the Board of Directors in 2006 as a Class I Director. Mr. Sigman is a graduate of the University of Missouri, Columbia, where he received a degree in accounting. He is a CPA and a member of the American Institute of Certified Public Accountants and the Kansas and Missouri Societies of Certified Public Accountants. Mr. Sigman has been an owner and chief executive officer of Sigman & Co., PC, a CPA firm, since 1998. During the period 1983 to 1998, Mr. Sigman was partner and/or shareholder of other CPA firms. Mr. Sigman has eleven years of prior auditing experience with Touche, Ross & Co. He serves on the Company's Audit Committee, Nominating Committee and Executive Committee, and is a designated financial expert.

Sandra J. Moll is Chief Operating Officer for the Company. Ms. Moll has served as a Senior Vice President, Operations of Team Financial, Inc. for 4 years and Senior Vice President and Chief Operations Officer for TeamBank, N.A., a $636 million wholly-owned subsidiary of Team Financial, Inc., for 8 years, and has 19 years of cumulative banking experience, including operations, lending and retail functions within the banking industry. She holds a Bachelor of Science Degree from Missouri Southern State College, attended the Graduate School of Banking at Colorado and also attended the MBA program at the University of Kansas.

There are no family relationships between or among any directors, nominees or executive officers and none of such persons serve as a director of any other company required to file reports under the Securities Exchange Act of 1934 or which is registered as an investment company under the Investment Company Act of 1940.

Board and Corporate Governance Matters

Membership on the Board

Directors are elected for three-year terms expiring in different years based on their assigned class. Any vacancies on the Board may be filled by the affirmative vote of a majority of the remaining directors. Any director elected to fill a vacancy shall hold office for the unexpired term of his predecessor. The directors' and nominees' class and terms are as follows:

Class	Expiration	Members
Class I	2009	Harold G. Sevy, Gregory D. Sigman and Kenneth L. Smith
Class II	2007	Richard J. Tremblay, Robert J. Weatherbie and Jerry D. Wiesner
Class III	2008	Keith B. Edquist, Dennis A. Kurtenbach and Carolyn S. Jacobs

The Board has determined that directors Kenneth L. Smith, Keith B. Edquist, Denis A. Kurtenbach, Jerry D. Wiesner, Gregory D. Sigman and Harold G. Sevy are independent within the meaning of the rules and regulations of the Securities and Exchange Commission and NASDAQ Rule 4200.

Committees of the Board

Our Board of Directors has four standing committees. The function and membership of each committee and the number of times it met in 2006 is discussed below.

Audit Committee

The members of the Audit Committee during 2006 included Lloyd A. Byerhof, Keith B. Edquist, Jerry D. Wiesner, R.G. (Gary) Kilkenny, Gregory D. Sigman and Harold G. Sevy. The current members are Jerry D. Wiesner, Harold G. Sevy and Gregory D. Sigman. The Audit Committee met three times during 2006. Lloyd A. Byerhof was appointed Chairman of the Audit Committee on September 28, 2004 and served in that capacity until April 22, 2006. Jerry D. Wiesner was appointed to the Audit Committee on June 21, 2005 and Keith B. Edquist was reassigned to the Compensation Committee at that time. On April 25, 2006, Mr. Wiesner was appointed Chairman of the Audit Committee. Greg Sigman was appointed to the audit committee on April 25, 2006. Harry G. Sevy, Jr. was appointed to the audit committee on June 20, 2006.

The primary function of the Audit Committee is to assist our Board in its oversight of the financial reporting process. The Audit Committee selects our independent auditors, reviews the scope and results of the auditor's services, approves auditor's fees and reviews the financial reporting and internal control functions. The Audit Committee performs duties set forth in its charter, which was adopted by the Board of Directors March 29, 2004 and included with our proxy materials for the annual meeting of shareholders which was held on June 20, 2006. The Audit Committee chartered was reaffirmed on January 23, 2007.

The Board has determined that each member of the Audit Committee is independent within the meaning of the rules and regulations of the Securities and Exchange Commission and NASDAQ Rule 4200. The Board has identified Directors Gregory D. Sigman and Jerry D. Wiesner each as an "Audit Committee Financial Expert" as defined in Item 401(h) of the Securities and Exchange Commission Regulation S-K.

Compensation Committee

The members of our Compensation Committee in 2006 were Denis A. Kurtenbach, Kenneth L. Smith, Keith B. Edquist, and R.G. (Gary) Kilkenny. The current members are Denis A. Kurtenbach, Kenneth L. Smith and Harold G. Sevy. Our Board has determined that members of our Compensation Committee are independent within the meaning of the rules and regulations of the Securities and Exchange Commission and NASDAQ rule 4200. This Committee met six times during 2006. The primary function of this Committee is to review and approve executive compensation and benefit programs. Additionally, this Committee approves the compensation of the Chief Executive Officer, Chief Financial Officer, and any other officers deemed appropriate. In addition, this Committee administers our Stock Incentive Plan.

Nominating Committee

On April 17, 2006, the Board of Directors adopted a resolution appointing a Nominating Committee comprised solely of directors who meet the independence requirements set forth in NASDAQ Rule 4200. On April 25, 2006, the Board of Directors approved a charter for the Nominating Committee which is available on our website, *http://www.teamfinancialinc.com*.

Our Nominating Committee will consider a candidate for a director position proposed by a shareholder. A candidate must be highly qualified in terms of business experience and be both willing and expressly interested in serving on the Board. A shareholder wishing to propose a candidate for the Board's consideration should forward the candidate's name and the information about the candidate's qualifications to Team Financial, Inc., Board of Directors, Nominating Committee, Attn: Chairman, 8 West Peoria, Suite 200, Paola, Kansas 66071. Any submission must include sufficient biographical information concerning the recommended individual, including age, employment history for at least the past five years indicating employers' names and descriptions of the employers' businesses, educational background and any other biographical information that would assist the Board in determining the qualifications of the individual. The Nominating Committee will consider recommendations received by a date not later than 120 calendar days before the date our proxy statement is released to shareholders in connection with the annual meeting for nomination at the annual meeting. Recommendations received after that date will be considered by the Nominating Committee for the following annual meeting elections.

Executive Committee

In January, 2007 the Company amended it's bylaws by creating an additional standing committee: the Executive Committee, which meets monthly and is subject to the call of the Chairman to consider any matter not exclusively reserved for decisions by the full Board of Directors. The Chairman of this committee is Robert J. Weatherbie, with members Kenneth L. Smith, Jerry Wiesner, Gregory D. Sigman and Harold G. Sevy.

Board Compensation

Our non-employee directors receive an annual fee of $10,000 and $300 per board meeting attended. Non-employee directors who serve as chairmen of our board committees receive $500 for each Audit Committee and $300 for each other committee meeting they chair. Our non-employee directors who serve on our board committees receive $300 for each Audit Committee meeting and $250 for each other committee meeting they attend.

Attendance at Board and Committee Meetings

The Board of Directors had twelve regularly scheduled meetings and three special meetings during 2006. Each director attended at least 90% of the meetings in person or telephonically. Although we do not have a formal policy regarding director attendance at the shareholder meeting, directors are encouraged to attend. All members of the Board of Directors attended the 2006 annual shareholder meeting.

Code of Ethics

The Board of Directors adopted a Code of Ethics that applies to all employees including executive officers, directors and principal accounting officers. The Code of Ethics is available on our website at *www.teamfinancialinc.com*.

Certain Relationships and Related Transactions

Our executive officers, directors and principal shareholders and businesses they control may be customers of our subsidiary banks. Credit transactions with these parties are subject to review by loan committees of the banks and/or by the banks' boards of directors. All outstanding loans and extensions of credit to these parties were made in the ordinary course of business on terms substantially similar to comparable transactions with unaffiliated persons. None of these loans involve more than the normal risk of collectibility or present other unfavorable features. At December 31, 2006, the aggregate balance of loans and advances under extensions of credit made by the subsidiary banks to these persons was approximately $4,332,000.

Audit Committee Report

In the performance of its oversight function, our Audit Committee has considered and discussed our audited financial statements with management and the Company's independent auditors. The Audit Committee has also discussed with our independent auditors the matters required to be discussed by Statement on Auditing Standard No. 61, *Communication with Audit Committees,* as currently in effect. Finally, the Audit Committee has received the written disclosures and the letter from our independent auditors required by Independence Standards Board No. 1, *Independence Discussions with Audit Committees*. The Audit Committee has considered whether other non-audit services provided by the independent auditors to us is compatible with maintaining the auditor's independence and has discussed this with the auditors.

Based on the disclosures and discussions described in this proxy statement, and procedures completed while performing the role and responsibilities of the Audit Committee referred to above and in the Charter, the Audit Committee recommended to our board of directors that the 2006 audited financial statements be included in our Annual Report on Form 10-K for the Year Ended December 31, 2006 and filed with the Securities and Exchange Commission.

Our Audit Committee has determined to continue the services of KPMG LLP for the current fiscal year ending December 31, 2007. The Board of Directors has agreed with that determination and has presented the matter to the shareholders of the Company for ratification. These services will include the examination of our consolidated financial statements for the fiscal year ending on such date and other appropriate accounting services.

Submitted by the Audit Committee: Dated April 24, 2007
Jerry D. Wiesner, Gregory D. Sigman and Harold G. Sevy, Jr.

Compensation Committee Report on Executive Compensation

Compensation Discussion and Analysis

Team Financial, Inc.'s executive compensation program is directed by the Compensation Committee (the "Committee") of the Board of Directors. The Committee acts independently, yet in conjunction with management, and maintains a philosophy that encompasses both long-term and short-term objectives. The three primary components of compensation that support this philosophy are:

- **Attract, retain and motivate high-performing executive talent.** The Company operates in a competitive employment environment, and our employees, led by our listed executives, are essential to our success. Our listed executives are often recruited by other banking organizations and related industries. The compensation of our listed executives, while designed to be competitive with the marketplace for similar positions with bank holding companies of comparable size, is also designed to motivate the executives to maximize the performance of the Company.
- **Link pay to performance.** Our compensation program is designed to provide a strong correlation between the performance of the named executives and the compensation he or she receives. We do this by utilizing a compensation program designed to reward our executives based on the overall performance of the Company and the executives' abilities to achieve the performance priorities set forth by the Compensation Committee each year.
- **Align executive compensation to shareholder value.** Within our overall compensation strategy, we utilize equity compensation tools to align the financial interests and objectives of our executive officers with those of our stockholders by rewarding our executive officers with an equity interest in the Company through programs such as the Stock Incentive Plan. The interests of our shareholders and our executive officers are further aligned through the incorporation of Company performance into many of the other compensation components.

Determination of Executive Compensation

The Committee uses information from public sources as well as independent consultants in evaluating its processes and the application of those processes to compensation decisions regarding our executive officers. Specifically, the Committee used the independent consulting group The Watson Company coupled with information obtained in the *2006 SNL Executive Compensation Review of Banks and Thrifts, volume II: Assets greater than $400 million*, published by SNL Financial, in evaluating the base compensation and other compensation components of our executives. From that publication, the Committee identified nine other publicly-traded institutions with comparable asset size, number of branches and number of employees to use for comparative purposes, and evaluated the compensation of our executive officers and the performance of the Company compared to these other institutions as indicated by several key performance indicators.

Compensation is paid based on the named executive officers' individual performance, as well as the overall performance of the Company. In assessing the performance of the Company for the purpose of compensation decisions, numerous factors are considered including asset growth, return on average equity, earnings growth compared to prior year's performance, and strategic positioning of the Company for the future. Compensation paid by other financial institutions with similar asset size in comparable markets is also considered as a measurement of the market value of our executive positions. The foundation for the total compensation packages offered to our executives is based on an assessment of our executives' individual responsibilities, a determination of the executives' contributions to the performance of the Company and the success of the Company in reaching its strategic goals.

Because the annual cash bonus to our Chief Executive Officer is formula-driven based on the elements of growth described herein, there is little opportunity for management to influence the amount of any bonus awarded. However, management does have input as to the strategic goals and targets set for them to achieve in future periods, which could affect their annual compensation. However, the Committee carefully reviews the recommended levels before approving them. This is to ensure that the goals are set accurately to provide our executive officers with goals that are at a reasonably high level, but are also obtainable.

The principal elements of our executive compensation program for the fiscal year ended December 31, 2006, applicable to our Chief Executive Officer and other named executive officers were as follows:

- The base salary level is reviewed and increases are evaluated annually. Consideration is given to the scope of responsibilities and to being comparable with similar positions with bank holding companies of comparable size. Factors included in the comparison are relative size of companies and the experience and responsibility of the position. After a study of comparable data provided from a variety of sources including independent consultants, the Committee establishes the salary level based on both internal and external information as set forth above. As a result of the evaluation the factors listed above, the Committee approved a base salary increase of $23,625, to a total base salary of $286,000 for Mr. Weatherbie for 2007. Other named executive officers also received base salary increases.

- Both discretionary and non-discretionary cash bonus awards are considered at least annually. In awarding bonus payments, factors considered by the Committee include a review of our financial performance as determined by our asset growth, net income growth, and return on average equity, and the performance of our named executive officers in achieving certain performance targets. The Committee, will, from time to time, adjust specific elements of actual performance used in the calculation for unique events or circumstances that the Committee feels an executive should not be rewarded for or penalized for in the bonus calculation. For example, in the 2006 calculation of bonus based on earnings growth, the Committee opted to adjust the earnings growth percentage by the amount of the charge taken for the restructuring of the trust preferred securities of $824,000. The Committee believes that our executives acted in the best interest of shareholders by taking this charge, and by doing so, will position the Company for a more profitable future, and therefore the executives should not be penalized for this charge in the bonus calculation. The cash bonus of $131,250 paid to Mr. Weatherbie in 2006 was calculated based upon the performance factors shown in the table below, up to a maximum of 50% of his base salary. In determining the total bonus for our executives, the level of achievement of the three listed factors, asset growth, earnings growth and return on average equity, and corresponding bonus percentage are blended together to determine the executive's bonus, subject to the established limit for the position.

CEO Bonus Calculation Table

Asset Growth	Bonus	Earnings Growth	Bonus	Return on Average Equity	Bonus
<1%	0%	<-10%	-25%	<8.0%	-10.0%
1%	5%	-8%	-20%	8.5%	-7.5%
3%	15%	-6%	-15%	9.0%	-5.0%
5%	30%	-4%	-10%	9.5%	-2.5%
7%	40%	-2%	-5%	10.0%	0.0%
>9%	50%	-1%	0%	10.5%	3.5%
		1%	5%	11.0%	7.0%
		3%	10%	11.5%	10.5%
		5%	15%	12.0%	14.0%
		7%	20%	12.5%	17.5%
		9%	25%	13.0%	21.0%
		12%	35%	13.5%	24.5%
		14%	47%	14.0%	28.0%
		>16%	50%	14.5%	31.5%
				15.0%	35.0%
				15.5%	38.5%
				16.0%	42.0%
				16.5%	45.5%
				17.0%	50.0%

Cash bonuses of $15,000 were also paid to Rick Tremblay, Chief Financial Officer ("CFO") and Sandra Moll, Chief Operating Officer ("COO") for their performance during 2006. Formula-driven approaches to bonus awards, similar to the approach used for the bonus calculation of our CEO, have since been developed for these executives, subject to maximums of 30% of base salary for Mr. Tremblay and 20% for Ms. Moll, and are detailed as follows:

CFO Bonus Calculation Table

Asset Growth	Bonus	Earnings Growth	Bonus	Return on Average Equity	Bonus
<3%	0%	<-10%	-25%	<8.0%	-10.0%
3%	5%	-8%	-20%	8.5%	-7.5%
5%	10%	-6%	-15%	9.0%	-5.0%
7%	20%	-4%	-10%	9.5%	-2.5%
>9%	30%	-2%	-5%	10.5%	3.5%
		5%	5%	11.0%	7.0%
		7%	10%	11.5%	10.5%
		9%	15%	12.0%	14.0%
		12%	20%	12.5%	17.5%
		14%	25%	13.0%	21.0%
		>16%	30%	13.5%	24.5%
				14.0%	28.0%
				14.5%	31.5%
				15.0%	35.0%
				15.5%	38.5%
				16.0%	42.0%

COO Bonus Calculation Table

Asset Growth	Bonus	Earnings Growth	Bonus	Return on Average Equity	Bonus
<1%	0%	<-8%	-20%	<8.0%	-10.0%
1%	5%	-6%	-15%	8.5%	-7.5%
4%	10%	-4%	-10%	9.0%	-5.0%
6%	15%	-2%	-5%	9.5%	-2.5%
>8%	20%	1%	5%	10.5%	3.5%
		3%	10%	11.0%	7.0%
		5%	15%	11.5%	10.5%
		>7%	20%	12.0%	14.0%
				12.5%	17.5%
				13.0%	20.0%

The Committee has performed an analysis on the future profitability to the Company of this bonus structure and determined that it is more profitable for the Company to entice our executives to achieve higher asset growth, earnings growth and return on average equity and reward them for doing so, than to not entice them and achieve lower performance measures. The Committee has the option to require certain executive officers to use a percentage of their cash bonus, if any, to purchase our common stock in the open market, subject to any limitations under federal or state securities laws. The percentage varies from year to year. The Committee did not require any of the executive officers to purchase any of our common stock with their 2006 bonus.

- Incentive stock options are also granted annually at the discretion of the Committee (subject to availability via shareholder approval of the Company's Stock Incentive Plan), typically on January 1st of each year, to the Chief Executive Officer and certain other executives, including the Chief Financial Officer. The options are granted to provide the Chief Executive Officer and other officers with long-term incentives for profitable growth and to align our Chief Executive Officer and other executives with the interests of the Company's shareholders. The incentive stock options are structured to be long-term rewards, thereby increasing performance and retention of our named executives. The options granted to our named executives typically follow a set vesting schedule, but ultimately vest at the discretion of the Committee ratably over three years. The Committee believes that having the discretion to vest the options provides the executives with further incentive to achieve their performance objectives. Historically, the Committee has followed a three-year tiered vesting schedule, with equal amounts vested each of the three years. With respect to the amount of options to be granted, consideration is given to the scope of responsibility and the degree of its effect on our performance as well as the degree of importance in providing an incentive to the individual to stay with us over time. The Committee, in determining whether to grant options or in the granting of options, does not take into consideration the amounts of options previously granted or outstanding.

- Executive compensation also includes the opportunity for certain eligible officers in our organization, including our Chief Executive Officer to participate in our non-qualified salary continuation program, whereby the officer will receive benefits commencing after retirement. The annual benefit for the Chief Executive Officer is based upon 65% of the highest base salary for any three years in the ten-year period immediately preceding retirement multiplied by the vested lifetime percentage. See "Salary Continuation Program" below for further information on the terms of this program. An executive's participation in the program is contingent upon the executive's agreement to sign a non-competition and non-solicitation agreement with the Company and participation in the deferred compensation program.

- The deferred compensation program is a non-qualified plan for certain eligible employees whereby the officer may defer a stated percentage of salary up to 10% of compensation. The Company matches 25% of the deferral amounts made by our Chief Executive Officer. Interest is accrued on the deferral amounts based on a modified return on equity calculation, which includes the return on equity of TeamBank, N.A., net of core deposit intangible asset amortization, subject to a 6% minimum and a 12% maximum rate. The modified return on equity used for this program in 2006 was 8.85%. The deferred compensation program serves as another tool used to align the executive's interests with shareholder value. See "Deferred Compensation Program" below for more information on this program.

- Split dollar life insurance benefits are provided to certain officers, including the Chief Executive Officer, to encourage the officers to continue their employment with us. The policy will remain in full force and effect upon a change in control of our capital stock unless the insurance policy is replaced with a comparable policy to cover the benefit provided to the officer. See "Split Dollar Life Insurance Benefit" below for further information on this benefit.

- Several of our named executive officers have employment agreements with the Company, and all of our named executives are entitled to certain severance benefits following a change of control. See the table under "Potential Payments Upon Termination or Change in Control" on page 23 for a detailed description, by officer, of such arrangements.

- Other elements of compensation offered to the Chief Executive Officer and the other named executive officers are also offered to other eligible employees and include participation in a 401(k) deferred contribution program, our insurance benefit package, our organization-wide performance-based bonus program, and the Employee Stock Ownership Plan.

While the compensation arrangements offered to our named executive officers are meant to be collective packages, the various elements of the compensation package are not inter-related. For example, if a higher than expected level of bonus compensation is achieved, the base salary adjustment and number of options that will be granted are not affected. If options that are granted in one year have an exercise price that is greater than the current market price of our common stock, the amount of the bonus, options granted or vested, or other compensation to be paid to the executive officer the next year would normally not be impacted. Similarly, if options gain significant value, the amount of compensation or bonus to be award for the next year is not normally affected.

We believe that it is important for our executive officers and directors own shares of the Company's common stock, and all of the executive officers and directors currently own common stock and/or options to purchase common stock pursuant to our stock option plan, we do not have specific guidelines or requirements regarding the equity or security ownership of our executive officers or directors. While we expect that our directors and officers will embrace the risk and potential return of owning shares of common stock of the Company as an expression of their confidence in the Company and align their interests with those of our public shareholders, we have no policies regarding hedging the economic risk of any ownership of our common stock. We have had no need to address, and have no policy with regard to, the adjustment or recovery of awards or payments if the relevant company performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. We expect that we would address this situation, should it ever arise, in light of all the facts and circumstances.

The Committee has reviewed and discussed the above-mentioned Compensation Discussion and Analysis with management. Based on the reviews and discussions referred to in the preceding sentence, the Committee recommends to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's definitive proxy statement for the 2007 Annual Meeting of Shareholders.

Respectively submitted by the Compensation Committee:
Denis A. Kurtenbach,
Kenneth L. Smith and
Harold G. Sevy, Jr.
Dated April 24, 2007

Executive Compensation

2006 Summary Compensation Table

The following table sets forth summary information regarding the compensation earned for services rendered in all capacities during 2006 with respect to (i) our Chief Executive Officer, and (ii) our other named executive officers whose total annual compensation for 2006 exceeded $100,000:

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total ($)
Robert J. Weatherbie.... Chairman of the Board and Chief Executive Officer	2006	262,500	131,250	—	109,734	14,175	18,512	156,745	692,916
Richard J. Tremblay(5)... Chief Financial Officer	2006	83,692	15,000	—	13,100	4,519	—	3,600	119,911
Michael L. Gibson(6).... President of Corporate Development	2006	172,988	—	—	79,152	9,341	12,722	109,299	383,502
Sandra J. Moll Chief..... Operating Officer	2006	136,000	15,000	—	62,697	—	1,466	15,928	231,091

(1) Represents bonuses earned and later paid in cash.

(2) Represents the dollar amount of compensation cost recognized in 2006 by the Company, computed in accordance with Financial Accounting Standards Board Statement No. 123(R), "Share-Based Payment" (SFAS 123(R)).

(3) Represents amounts paid to executives under the Company-wide performance-incentive program.

(4) Perquisites paid by the Company to Mr. Weatherbie include $6,277 for personal use of Company automobile, $121,286 for changes in his non-qualified salary continuation plan, $9,974 for contributions to Mr. Weatherbie's account for the Employee Stock Ownership Plan, $6,600 for contributions under the deferred savings 401(k) plan and $3,516 for the value of premiums paid by us in connection with life insurance policies issued pursuant to a split dollar life insurance agreement. For Mr. Gibson, perquisites paid by the Company include $9,353 Company automobile usage, $74,929 for changes in his non-qualified salary continuation plan, $9,974 for contributions to Mr. Gibson's account for the Employee Stock Ownership Plan, $2,373 for contributions under the deferred savings 401(k) plan and $3,824 for the value of premiums paid by us in connection with life insurance policies issued pursuant to a split dollar life insurance agreement. The amount set forth for Mr. Tremblay represents amounts paid to him for a car allowance. Perquisites paid by the Company to Ms. Moll include $4,671 for personal use of a Company automobile, $3,401 for changes in her non-qualified salary continuation plan, $7,155 for contributions to Ms. Moll's account for the Employee Stock Ownership Plan and $4,735 for contributions under the deferred savings 401(k) plan.

(5) Mr. Tremblay began his employment with the Company on July 5, 2006 as Chief Accounting Officer, and on September 26, 2006 became Chief Financial Officer. Amounts presented for Mr. Tremblay are amounts earned during the year. Mr. Tremblay's annual base salary for 2006 was $170,000.

(6) Mr. Gibson served as Chief Financial Officer until September 26, 2006, at which time Mr. Gibson became President of Corporate Development, and as such, is no longer considered a named executive officer of the Company.

2006 Grants of Plan-Based Awards

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards							
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options)	Exercise or Base Price of Option Awards ($ / Sh)	Closing Price on Grant Date ($ / Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Robert J. Weatherbie (1) Chairman of the Board and Chief Executive Officer	1/1/2006	12/20/2005	—	—	—	—	15,000	15,000	—	—	14.30	14.30	45,150
Richard J. Tremblay (2) Chief Financial Officer	7/5/2006 12/31/2006	6/20/2006 12/14/2006	— —	— —	— —	— —	— —	— —	— —	10,000 5,000	15.01 15.97	15.01 16.00	26,200 15,400
Michael L. Gibson (1) President of Corporate Development	1/1/2006	12/20/2005	—	—	—	—	10,000	10,000	—	—	14.30	14.30	30,100
Sandra J. Moll (1) Chief Operating Officer	1/1/2006	12/20/2005	—	—	—	—	12,000	12,000	—	—	14.30	14.30	36,120

(1) Options with a variable 3-year vesting.
(2) Options with a 1-year vesting.

Outstanding Equity Awards at Fiscal Year-End 2006

The following table summarizes information concerning the unexercised options and unvested stock awards for each of the named executive officers as of December 31, 2006. The market value of the stock awards is computed by multiplying the closing market price of the Company's common stock on December 29, 2006, by the applicable number of shares of stock shown in the table for each grant.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#)(1) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert J. Weatherbie . . .	20,000	—	—	8.94	12/31/2009	—	—	—	—
Chairman of the Board	15,000	—	—	6.63	12/31/2010	—	—	—	—
and Chief Executive	4,000	—	—	10.10	12/31/2012	—	—	—	—
Officer	15,000	—	—	8.94	1/1/2010	—	—	—	—
	15,000	—	—	6.63	1/1/2011	—	—	—	—
	15,000	—	—	8.32	1/1/2012	—	—	—	—
	15,000	—	—	10.10	1/1/2013	—	—	—	—
	15,000	—	—	12.41	1/1/2014	—	—	—	—
	10,000	5,000	—	12.19	1/1/2015	—	—	—	—
	5,000	10,000	—	14.30	1/1/2016	—	—	—	—
Richard J. Tremblay	—	10,000	—	15.01	7/5/2016	—	—	—	—
Chief Financial Officer	—	5,000	—	15.97	12/31/2016	—	—	—	—
Michael L. Gibson.	17,500	—	—	8.94	12/31/2009	—	—	—	—
President of Corporate	2,500	—	—	10.10	12/31/2012	—	—	—	—
Development	10,000	—	—	8.94	1/1/2010	—	—	—	—
	10,000	—	—	6.63	1/1/2011	—	—	—	—
	10,000	—	—	8.32	1/1/2012	—	—	—	—
	10,000	—	—	10.10	1/1/2013	—	—	—	—
	10,000	—	—	12.41	1/1/2014	—	—	—	—
	6,600	3,400	—	12.19	1/1/2015	—	—	—	—
	3,300	6,700	—	14.30	1/1/2016	—	—	—	—
Sandra J. Moll	1,200	—	—	6.63	12/31/2010	—	—	—	—
Chief Operating Officer	1,500	—	—	8.32	12/31/2011	—	—	—	—
	1,500	—	—	10.10	12/31/2012	—	—	—	—
	2,000	—	—	12.41	12/31/2013	—	—	—	—
	3,000	—	—	12.19	12/31/2014	—	—	—	—
	10,000	—	—	14.30	12/31/2015	—	—	—	—
	4,000	8,000	—	14.30	1/1/2016	—	—	—	—

(1) Should the employment of Mr. Weatherbie, Mr. Gibson or Ms. Moll be terminated for any reason except for cause, all shares vest and become immediately exercisable.

2006 Option Exercises and Stock Vested

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert J. Weatherbie..... Chairman of the Board and Chief Executive Officer	—	—	—	—
Richard J. Tremblay...... Chief Financial Officer	—	—	—	—
Michael L. Gibson........ President of Corporate Development	—	—	—	—
Sandra J. Moll........... Chief Operating Officer	—	—	—	—

No options were exercised by the specified officers in 2006.

2006 Nonqualified Deferred Compensation

Below is a summary of our non-qualified deferred compensation program with the named executive officers.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Robert J. Weatherbie............ Chairman of the Board and Chief Executive Officer	26,250	6,563	15,818	—	178,238
Richard J. Tremblay............. Chief Financial Officer	—	—	—	—	—
Michael L. Gibson.............. President of Corporate Development	17,299	4,325	11,126	—	124,588
Sandra J. Moll.................. Chief Operating Officer	2,720	408	1,210	—	14,475

Potential Payments Upon Termination or Change in Control

Termination

Mr. Weatherbie, Mr. Gibson and Ms. Moll all have employment agreements with the Company. All of our executive officers may be terminated at any time, subject to compliance with their employment agreements. The agreements all provide for different levels of benefits depending on the reason for termination. All of the agreements provide the most benefits to the executives should their employment be terminated by the Company without cause and the least amount of benefits should the executive terminate his or her employment with the Company without cause.

Mr. Weatherbie's employment agreement stipulates that should his employment with the Company be terminated by the Company without cause, he would be entitled to receive a cash payment equal to the present value (based on a discount rate of 5%) of his annual base salary for the term of the agreement or one year, whichever is longer, and all bonuses due. Mr. Weatherbie would also be entitled to receive three years worth of medical, disability and group life insurance, all premiums paid by the Company, reimbursement for professional financial and tax advice up to 10% of his annual base salary for three years, reimbursement for reasonable outplacement services of up to 10% of his annual base salary for one year, a furnished office and country club dues for one year and title to the Company-owned automobile that he drives. In the event of such termination, all of Mr. Weatherbie's unvested options would accelerate and become immediately exercisable.

Mr. Gibson's employment agreement stipulates that should his employment with the Company be terminated by the Company without cause, he would be entitled to receive a cash payment equal to the present value (based on a discount rate equal to the five-year treasury note, but not less than five percent and not greater than nine percent) of his annual base salary for the term of the agreement or one year, whichever is longer, and all bonuses due. Mr. Gibson would also be entitled to receive three years worth of medical, disability and group life insurance, all premiums paid by the Company, reimbursement for professional financial and tax advice up to 25% of his annual base salary for three years, reimbursement for reasonable outplacement services of up to 50% of his annual base salary for one year, a furnished office for six months, country club dues for one year and title to the Company-owned automobile that he drives. In the event of such termination, all of Mr. Gibson's unvested options would accelerate and become immediately exercisable.

Ms. Moll's employment agreement stipulates that should her employment with the Company be terminated by the Company without cause, she would be entitled to receive a cash payment equal to the present value (based on a discount rate five percent) of her annual base salary for the term of the agreement or one year, whichever is longer, and all bonuses due. Ms. Moll would also be entitled to receive one year's worth of disability and group life insurance, all premiums paid by the Company, reimbursement for professional financial and tax advice up to 10% of her annual base salary for one year, and title to the Company-owned automobile that she drives. In the event of such termination, all of Ms. Moll's unvested options would accelerate and become immediately exercisable.

Change in Control

Should there be a change in control of the Company, our named executive officers are all entitled to specific benefits as described in their employment agreements with the Company. In the event of a change in control and Mr. Weatherbie's employment not continued, he would be entitled to a cash payment equal to three years of his annual base salary, discounted at 5% per year and all bonuses due, three years worth of medical/dental insurance, three years worth of disability/group life insurance, one year's worth of office and country club expenses, one year's worth of outplacement advice and title to the Company-owned automobile that he is currently driving. Additionally, all of Mr. Weatherbie's options would become immediately vested and exercisable.

Mr. Tremblay would be entitled to his base salary for a period of one year following a change in control of the Company

In the event of a change in control and Mr. Gibson's employment not continued, he would be entitled to a cash payment equal to three years of his annual base salary, discounted at 5% per year and all bonuses due, three years worth of medical/dental insurance, three years worth of disability/group life insurance, one year's worth of office and country club expenses and title to the Company owned automobile that he is currently driving. Mr. Gibson would also be entitled to reimbursement for professional third-party financial and tax advice, not to exceed 25% of his salary for any given year, for three years and reimbursement for outplacement advice and counseling, not to exceed 50% of his base salary, for a period of 12 months. Additionally, all of Mr. Gibson's options would become immediately vested and exercisable.

Ms. Moll also has an employment agreement with the Company by which, in the event of a change in control of the company and her employment is not continued, she is entitled to a cash payment equal to one year's worth of her base salary, discounted at 5%, all bonuses due, one year's worth of disability and group life insurance, reimbursement for professional tax/financial services up to 10% of her base salary, and the title to the Company-owned automobile that she is currently driving. In addition, all of Ms. Moll's unvested options would immediately vest and become exercisable.

Potential payments under various termination scenarios for our listed executive officers are shown in the following table:

	Termination without Cause or for Good Reason	Termination without Cause or for Good Reason	Termination By Executive	Death	Disability	Change in Control	Without Cause by Company
Robert J. Weatherbie	$1,436,027	$596,853	$630,403	$2,237,766	$1,625,468	$1,585,718	$1,436,027
Richard J. Tremblay	$ —	$ —	$ —	$ —	$ —	$ 170,000	$ —
Michael L. Gibson	$1,054,838	$855,440	$435,500	$2,044,549	$ 982,666	$1,213,162	$ 892,905
Sandra J. Moll	$ 235,609	$ 13,772	$ 16,893	$1,256,258	$ 249,379	$ 245,766	$ 235,609

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan provides eligible employees the right to purchase our common stock on an annual basis through payroll deductions. Up to 75,000 shares of common stock can be issued under the plan through 2008 in annual increments of no more than 9,950 plus unissued shares from previous offerings whether purchased or not. The price per share of the common stock under the plan is 85% of the fair market value of the stock at the close of December 1st prior to the commencement of each offering period. At December 31, 2006, there were 447,987 shares of common stock available under this plan. Our named executive officers are not eligible to participate in this plan.

1999 Stock Incentive Plan

In May 1999, as amended in March 2000, we adopted the 1999 Stock Incentive Plan. The plan provides for the following stock and stock-based awards: restricted stock, stock options, stock appreciation rights and performance shares. Up to 470,000 shares of our common stock were available to be issued under the plan. All employees, directors and consultants are eligible to participate in the plan. The plan is administered by our Board of Directors, or the Board can designate a committee composed of at least two non-employee directors to administer the plan. Our Compensation Committee has been designated to administer the plan. The committee determines the participants in the plan, the types of awards they are to be granted and the terms and conditions of all awards. As of April 25, 2007, we had outstanding options to acquire 64,500 shares of our common stock for $14.30, 37,750 shares of our common stock for $12.19, 35,250 shares of our common stock for $12.41, 41,200 shares of our common stock for $10.10 per share, 33,650 shares of our common stock for $8.32 per share, 45,850 shares of our common stock for $6.63 per share, and 70,000 shares of our common stock for $8.94 per share. The options to acquire shares of our common stock were issued at the fair market value on the date of grant.

Employment Agreements

On January 1, 2007, we entered into a three-year employment agreement with Mr. Weatherbie under which he receives a base annual salary of $286,125 for 2007, an annual bonus not to exceed 50% of Mr. Weatherbie's annual base salary to be determined by the Compensation Committee of the Board of Directors, life insurance, personal use of a Company-owned automobile, a home office expense allowance, business club dues, and participation in all other benefits received by our employees. Under certain circumstances, such as his death or disability, we have also agreed to pay Mr. Weatherbie or his estate not less than $500,000. We have obtained life insurance and disability insurance for these contingencies. In the event of termination of Mr. Weatherbie's employment without cause, he will be entitled to payments equal to his annual base salary for the longer of one year or the remaining term of the agreement discounted at 5% annually, along with reimbursement for out-of-pocket expenses incurred for professional and tax advice not to exceed 10% of his annual base salary. He would also be entitled to continue participation in our medical, dental, life and disability insurance plans in effect at the time of termination for three years, a home office allowance for one year and business club dues for one year. In addition, all stock options previously granted would accelerate and become exercisable, and the title of the automobile furnished by the Company for him in use at the time of termination would transfer to Mr. Weatherbie.

Mr. Gibson also has a three-year employment agreement with the Company, the term of which began January 1, 2006. His employment agreement has terms and conditions substantially similar to those of Mr. Weatherbie, based on an annual base salary of $172,988. Additionally, any annual executive bonuses paid are based on criteria determined by the Chief Executive Officer and are not to exceed 50% of Mr. Gibson's annual base salary.

We have also entered into a one-year employment agreement with Ms. Moll, effective January 1, 2007, the terms of which are substantially similar to the employment agreement with Mr. Weatherbie, except that Ms. Moll's annual base salary for 2007 is $148,240 and she is eligible for an annual bonus of up to 20% of her base salary. For information on the implications of various termination scenarios, see the table under Potential Payments Upon Termination or Change in Control on page 23.

Employee Stock Ownership Plan

The ESOP is a restatement and continuation of a plan previously maintained by our predecessor company, which commenced receiving contributions in 1981. In 1986, the ESOP was the vehicle used in establishing our company and financing the acquisition of the one-bank holding company that owned TeamBank, N.A. All of our wholly-owned subsidiaries with employees participate in the ESOP.

The ESOP is a retirement plan for eligible employees and is funded entirely with contributions made by us and dividends paid by us with respect to our common stock owned by the ESOP. The ESOP is designed to be invested primarily in our securities. The ESOP is a leveraged plan which permits it to borrow money to buy our securities, which are held in a suspense account until the loan is paid. As of April 30, 2007 the ESOP had no outstanding debt. Allocations are made annually and are based on the relative compensation of the participants. Allocations are also potentially subject to certain maximums. Retirement benefits under the ESOP depend on the amount of an employee's account balance at death, disability, separation from service or retirement, and there is no fixed amount.

Employees are eligible to participate in the ESOP on January 1 or July 1 following the date six months after the first day of employment. Employees also must achieve a minimum age in order to participate. To be eligible for allocations of the ESOP's contributions, employees must complete 1,000 hours of service during a year and must be employed on the last day of the plan year. The employment requirement does not apply if the participant dies or becomes disabled or attains age 65 in the plan year. Following three years of service, employees become vested in their ESOP accounts at 20% per year, with 100% vesting occurring after seven years. However, if a participant dies or is disabled while still employed, a participant becomes 100% vested immediately.

Salary Continuation Program

In July 2001, we adopted a non-qualified salary continuation program for certain members of our management and employees of the Company and our wholly-owned subsidiaries, whereby the participant will receive benefits for 10 years commencing after retirement. The annual benefits for Messrs. Weatherbie and Gibson are 65%, and the annual benefits for Ms. Moll is 25% of the highest base salary paid to each of them for any three years in the five to ten year period immediately preceding retirement or termination of employment. Benefits under the plan for Messrs Weatherbie and Gibson are fully vested and Ms. Moll's benefits are 25% vested as of our most recent fiscal year-end. Participation in the salary continuation program requires employees to agree to a non-competition agreement with the Company. Amounts and timing of benefits are as follows:

- *Normal Retirement*—Generally, if termination of employment is due to normal retirement age at 65, the officer is entitled to the full annual benefits paid in a lump sum or in equal monthly installments.
- *Termination of Employment Prior to Normal Retirement*—If employment is voluntarily or involuntary terminated (other than by disability, death or change in control), the officer is entitled to the vested portion of the annual benefits which is to be paid in a lump sum to the officer. However, no benefits are payable if employment is terminated due to (i) the officer's gross negligence or gross neglect of his or her duties, (ii) conviction in a court involving moral turpitude in connection with the officer's employment, (iii) fraud, disloyalty, dishonesty or willful violation of our policies committed in connection with the officer's employment and resulting in an adverse effect on us and personal benefit to the officer, or (iv) the officer committing suicide (or, making any material misstatement of facts on any application for life insurance purchased by the company).
- *Disability*—If employment is terminated due to disability, the officer is entitled to the vested portion of the annual benefits which is payable at the election of the officer in (i) a lump sum upon termination of employment due to the disability (ii) a lump sum at age 65, or (iii) equal monthly installments over 10 years beginning at age 65 with a credit for interest at the rate of 7.5% compounded monthly on the remaining balance of the benefit owed.

- *Death*—If the officer dies while employed by us and prior to receiving any benefits under the plan, the officer will not be entitled to any benefits under the plan. If the officer dies while receiving monthly payments under the plan, benefits cease in the month following death.
- *Change of Control*—If employment is terminated in connection with a change in control of our company, such as by acquisition, merger, change in ownership of 50% or more of our outstanding voting stock, or change in the majority of members of our board of directors pursuant to a contested transaction (such as a tender offer, exchange offer or contested election), the officer is entitled to fully vested annual benefits to be paid in a lump sum.

We may terminate the plan at any time provided we pay our officers in a lump sum the amount vested under the plan at such date of termination.

Deferred Compensation Program

In January 2002, we adopted a non-qualified deferred compensation program for certain members of our management employees and officers whereby the participant may defer from 1% to 10% of their base salary. Mr. Weatherbie and Mr. Gibson are required to defer at least 5% of their base salaries under the program and Ms. Moll is required to defer at least 2% of her salary. We make matching contributions of 25% for Messrs. Weatherbie and Gibson's deferrals, and 15% of Ms. Moll's deferrals under the program. We also pay interest, compounded monthly, on the deferral accounts at a rate equal to the modified return on the equity of TeamBank N.A.; provided, however, that such interest rate may not be less than 6% or greater than 12% for Mr. Weatherbie and not greater than 10% for Ms. Moll. Payment and timing of benefits are as follows:

- *Normal Retirement*—If termination of employment is due to normal retirement at age 65, the officer is entitled to the full amount in the deferral account paid in equal monthly installments over a ten-year period.
- *Termination of Employment Prior to Normal Retirement*—If employment is voluntarily or involuntary terminated (other than by disability, death or change in control), the officer is entitled to the full amount in the deferral account which is to be paid in a lump sum to the officer. However, the officer will not be entitled to any matching amounts or interest credited by us if employment is terminated due to (i) the officer's gross negligence or gross neglect of his or her duties, (ii) conviction in a court involving moral turpitude in connection with the officer's employment, (iii) fraud, disloyalty, dishonesty or willful violation of our policies committed in connection with the officer's employment and resulting in an adverse effect on us and personal benefit to the officer, or (iv) the officer committing suicide or making a material misstatement of fact in any application for life insurance purchased by us.
- *Disability*—If employment is terminated due to disability, the officer is entitled to the full amount in the deferral account which is payable at the election of the officer in (i) a lump sum upon termination of employment due to the disability (ii) a lump sum at age 65, or (iii) equal monthly installments over 10 years beginning at age 65 with a credit for interest at the rate of 7.5% compounded monthly on the remaining balance of the benefit owed.
- *Death*—If the officer dies while employed by us and prior to receiving any benefits under the program, the officer will not be entitled to any benefits under the program. If the officer dies while receiving monthly payments under the plan, benefits cease in the month following death.
- *Change of Control*—If employment is terminated in connection with a change in control of our company, such as by acquisition, merger, change in ownership of 50% or more of our outstanding voting stock, or change in the majority of members of our Board of Directors pursuant to a contested transaction (such as a tender offer, exchange offer or contested

election), the officer is entitled to the full amount in the deferral account to be paid in a lump sum.

We may terminate the program at any time provided we pay our officers in a lump sum the amount vested under the program at such date of termination.

Split Dollar Life Insurance Benefit

We provide split dollar life insurance benefits to certain management employees, including some of our executive officers. Under the agreements, we pay the premiums on the life insurance polices. We are the owner of the life insurance policies. If the covered employee dies, we are entitled to the greater of (i) the cash surrender value of the policy as of the date of death plus reimbursement for all payments we have made to the employee under the Salary Continuation Plan and the Deferred Compensation Program discussed above, or (ii) the aggregate premiums paid on the insurance policy less any outstanding indebtedness to the insurer. The covered employee's survivors or estate will receive an amount equal to the death proceeds minus the cash surrender value on the date of death.

Non-Competition Agreements

In connection with certain benefit programs discussed above, we have required our named executive officers who participate in these plans to sign non-competition agreements which provide that for a period of 12 months following voluntary or involuntary termination of employment, the executive will not (i) engage in competition with us by working with another person or organization that sells any product or service sold by us in a geographic area within a 30 mile radius of any of our locations, or (ii) solicit, contact, or communicate with our customers or prospective customers for purposes of distributing, marketing or selling any product or service that we market.

Other Employee Programs

We have a 401(k) plan and an employee performance bonus program that covers all of our employees, including executive officers. With respect to the 401(k) plan, we make a matching contribution of 50% of the employee's contribution up to a maximum contribution of 6% of the employee's salary. The bonus program utilizes a continuous improvement model to determine the amount of award from us and each of our subsidiaries. The model measures improvements in asset growth, profitability, productivity and asset quality growth. Our employees, including executive officers, must exceed the performance of the previous year to earn a bonus.

Independent Auditors

We have engaged the firm of KPMG LLP as independent auditors to audit and report to our shareholders on our financial statements for the years 1993 through 2007. During all years which KPMG LLP has served as our independent auditors, there were no disagreements with KPMG LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of KPMG LLP, would have caused them to make a reference to the subject matter of the disagreement in connection with its reports. Representatives of KPMG LLP are expected to be present at the annual meeting and will have the opportunity make a statement if they desire to do so and will be available to respond to appropriate shareholder questions.

Independent Auditor Fees

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of our annual financial statements for 2006 and 2005, and fees billed for other services rendered by KPMG LLP.

	Fiscal Year Ended December 31, 2006	Fiscal Year Ended December 31, 2005
Audit Fees(1)	$220,000	$160,000
Audit Related Fees(2)	27,000	20,200
Tax Fees(3)	60,950	66,750
Total	$307,950	$246,950

(1) Audit fees consisted of fees for services provided in connection with the audit of the annual financial statements and review of the quarterly financial statements and services that are normally provided in connection with statutory and regulatory filings.

(2) Audit related fees consisted of audits of financial statements of certain employee benefit plans, agreed upon procedures related to public funds on deposit and accounting consultation.

(3) Tax fees consisted of tax compliance and tax consultation.

Preapproval of Services

The Audit Committee is required under the Sarbanes Oxley Act of 2002 and related Securities Exchange Commission and NASDAQ rules to approve all auditing services and non-audit services provided by the independent auditors prior to the commencement of the services. Since these rules became effective, all services in audit fees, audit related fees, tax fees and all other fees were approved by the Audit Committee.

PROPOSAL NO. 2

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS

Our Audit Committee has engaged the firm of KPMG LLP as independent auditors for the year ending December 31, 2007. Although your approval of the engagement of independent auditors is not required by law, we desire to solicit your ratification. If the appointment of KPMG LLP is not approved by a majority of the shares represented at the meeting, we will consider the appointment of other independent auditors for 2007. Moreover, if satisfactory arrangements as to the timing and costs of the 2007 audit can not be made, we reserve the right to engage another accounting firm.

We recommend a vote *FOR* the ratification of the appointment of KPMG LLP as our independent auditors for the year 2007 subject to the discussion above. Proxies given to us will be voted *FOR* this proposal unless a vote against this proposal or abstention is specifically indicated.

PROPOSAL NO. 3

ADOPTION OF THE 2007 STOCK INCENTIVE PLAN

The Board of Directors recommends the adoption of the 2007 Stock Incentive Plan (the "Plan"). The purpose of the Plan is to enhance and improve the Company's ability to attract, retain and motivate qualified officers, employees, directors and consultants of the Company and its affiliates, by aligning their interests with those of the Company's shareholders and, by enacting the Plan, enhancing the Board's ability to meet these objectives.

Under the 1999 Stock Incentive Plan, the Company was able to issue 470,000 shares of common stock through stock-based awards to our employees, directors, and consultants. 3,250 shares remain to be issued under that plan as of April 30, 2007. The Company has used 466,750 shares of stock-based awards under the 1999 Stock Incentive Plan to attract, motivate and entice management and directors. The Company believes that the availability of stock-based awards is an integral component of compensation and the alignment of management and shareholder interests.

The Plan provides for the authorization of the issuance of up to 400,000 shares of common stock to be delivered to participants in the following forms of stock and stock-based awards: restricted stock, common stock, stock options, stock appreciation rights and performance shares. All employees and prospective employees, directors and consultants who have accepted offers of employment, membership on a board or consultancy from the Company or its affiliates, and non-employee directors and consultants would be eligible to participate in the Plan. The Plan is to be administered by our board of directors, or the board can designate a committee composed of at least two non-employee directors to administer the Plan. The board of directors or committee will determine the participants in the Plan and the types of awards they are to be granted and the terms and conditions of all awards. The Plan provides that no participant may be granted stock options or stock appreciation rights covering in excess of 20,000 shares of common stock in any calendar year.

Any shares that are the subject of an award under the Plan which has lapsed or expired unexercised or unissued will automatically become available for reissue under the Plan. If we increase or decrease the number of outstanding shares of our common stock pursuant to a stock split or other similar event, or if we declare a stock dividend or any other distribution payable upon shares of our common stock, the board or committee will make adjustments to the numbers, rights and privileges of any outstanding awards as it deems appropriate.

The Plan provides that participants may be granted incentive or non-qualified stock options. The exercise prices, vesting schedules and other pertinent terms are determined by the board or committee, but no exercise price for an incentive stock option will be less than the fair market value of the stock on the date the option is granted. The plan provides that fair market value, except as otherwise provided by the Board of Directors or it's designated committee, means the closing price for our stock on the Nasdaq Global Market for the specified date, or, if the shares were not traded on that date, the next preceding date on which shares are traded. As such, the Committee has determined that because shares of the Company are thinly traded, the grant price of awards is determined as the average of the five days immediately preceding grant date. Should the volume of our stock increase materially, this practice would be reevaluated in light of those circumstances. Unless otherwise provided in the Plan, option periods must expire not more than 10 years from the date an option is granted. An option may be exercised only up to the number of shares which were exercisable on or before the date of the option holder's termination.

The Plan also provides that participants may be granted stock appreciation rights ("SARs") either in tandem with a stock option or as a separate award. In general, a SAR is a right to the amount of appreciation over a set period of time represented by a certain number of shares of our common stock. Upon a participant's exercise of an SAR, we would pay the participant an amount equal to the appreciation in market value or book value of the shares underlying the SAR for the period between the date of the grant and the date of the exercise. An exercisable SAR granted in tandem with a stock option entitles the participant to surrender unexercised the option, or any portion thereof, to which the SAR is attached, and to receive in exchange a payment (in cash, common stock or a combination thereof) equal to the fair market value of one share of our common stock at the date of exercise minus the exercise price of the option times the number of shares covered by the SAR (or portion thereof) which is exercised.

The board or committee would also be able to grant performance-based awards relating to our operations and financial results. A performance award is simply an award of our common stock which is subject to terms and conditions set forth by the board or committee, such as the attainment of specified criteria within certain time parameters. Such criteria may include, without limitation, the attainment of certain performance levels by the individual participant, the Company, individual departments or other similar groupings.

The Plan also provides for the grant of restricted stock. Generally, shares of common stock will be issued to a participant upon payment of consideration as determined by the board or committee, subject to any restrictions and/or conditions as it deems appropriate (although such restrictions and/or conditions cannot exceed 10 years.) Shares of restricted stock would be issued in the name of the participant but contain a restrictive legend prohibiting the sale or transfer of the shares until the expiration of the restriction period. To ensure that the terms of the restrictions are met, we may require that the shares remain in our custody while the restrictions remain in effect.

The Plan will be discontinued in the event we dissolve or liquidate, or in the event we merge or reorganize with another company and we are not the surviving or acquiring company and the agreement respecting the reorganization does not specifically provide for continuation of the Plan. Upon discontinuation of the Plan, all awards shall become fully vested and immediately exercisable. In the event the agreement specifically provides for continuation of the Plan, then our board, or a designated committee, will adjust the awards in a manner consistent with the reorganization provisions.

Our board, in its discretion, may waive the forfeiture, termination, or lapse of an award in the event of retirement of a participant. Also, the board is permitted to amend, alter, suspend or terminate the Plan, subject to limited exceptions.

Our board believes that the Plan is necessary for the Company because it will allow us to be able to provide incentives for our existing personnel and will enable us to better compete for new personnel. We utilize equity compensation tools within our overall compensation strategy to align the financial interests and objectives of our executive officers and other employees with those of our stockholders by rewarding them with an equity interest in the Company through programs such as the Stock Incentive Plan. We believe that the Plan aligns the goals of our employees with that of our shareholders.

We Recommend a vote *FOR* the adoption of the 2007 Stock Incentive Plan. Proxies given to us will be voted *FOR* this proposal unless a vote against this proposal or abstention is specifically indicated.

SHAREHOLDER PROPOSALS

To be considered for inclusion in the proxy statement for the 2008 Annual Meeting of Shareholders, proposals of shareholders must be received by us at our principal executive offices at 8 West Peoria, Suite 200, Paola, Kansas 66071, no later than January 16, 2008. Proposals should be sent to the attention of the Secretary. Any such proposals shall be subject to the requirements of the proxy rules and regulations under the Securities Exchange Commission.

Our annual meeting of shareholders is typically held on the third Tuesday of June each year.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Because we are a mid-size company, we have not developed formal processes by which shareholders may communicate directly with directors. We believe that our informal process by which any communication sent to the Board of Directors either generally or in care of a corporate officer, has served the shareholders' needs. Any communication to the Board of Directors may be mailed to:

Team Financial, Inc.
Board of Directors (or the committee name or director's name as appropriate)
8 West Peoria, Suite 200
Paola, Kansas 66071

Shareholders should clearly note on the mailing envelope that the letter is a "Shareholder-Board Communication." All such communications should identify the author as a shareholder and clearly state whether the intended recipients are all members of the Board of Directors or just certain specified individual directors.

OTHER MATTERS

At the date of mailing of this proxy statement, we are not aware of any business to be presented at the annual meeting other than the proposals discussed above. If other proposals are properly brought before the meeting, any proxies returned to us will be voted as the proxy holders see fit.

You can obtain a copy of our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2006 at no charge by writing to us at 8 West Peoria, Paola, Kansas 66071, Attention: Richard J. Tremblay.

By Order of the Board of Directors

By /s/ Robert J. Weatherbie
Chairman and Chief Executive Officer

Paola, Kansas
May 16, 2007

Exhibit A

Team Financial, Inc.

2007 Stock Incentive Plan

SECTION 1. ***Purpose***

The purpose of the Plan is to enhance and improve the Company's ability to attract, retain and motivate qualified officers, employees, directors and consultants of the Company and its Affiliates, by aligning their interests with those of the Company's shareholders and, by enacting the Plan, enhancing and improving the Board's ability to meet these objectives.

SECTION 2. ***Definitions***

2.1. ***General.*** For purposes of the Plan, the following terms are defined as set forth below:

(a) ***"Affiliate"*** means a corporation or other entity controlled by, controlling or under common control with the Company, including, without limitation any corporation, partnership, joint venture or other entity during any period in which at least a fifty percent (50%) voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.

(b) ***"Award"*** means a Management Incentive Award, Stock Option, Stock Appreciation Right, Performance Unit, Restricted Stock or other award authorized under the Plan.

(c) ***"Award Cycle"*** means a period of consecutive fiscal years or portions thereof designated by the Committee over which Awards are to be earned.

(d) ***"Board"*** means the Board of Directors of the Company.

(e) ***"Business Unit"*** means a unit of the business of the Company or its Affiliates as determined by the Committee and the CEO.

(f) ***"Capital Employed"*** means operating working capital plus net property, plant and equipment.

(g) ***"Cause"*** means (1) "Cause" as defined in any Individual Agreement to which the Participant is a party, or (2) if there is no such Individual Agreement, or, if it does not define "Cause": (A) the Participant having been convicted of, or pleading guilty or *nolo contendere* to, a felony under federal or state law; (B) the Willful and continued failure on the part of the Participant to substantially perform his or her employment duties in any material respect (other than such failure resulting from Disability), after a written demand for substantial performance is delivered to the Participant that specifically identifies the manner in which the Company believes the Participant has failed to perform his or her duties, and after the Participant has failed to resume substantial performance of his or her duties within thirty (30) days of such demand; or (C) Willful and deliberate conduct on the part of the Participant that is materially injurious to the Company or an Affiliate; or (D) prior to a Change in Control, such other events as will be determined by the Committee. The Committee will, unless otherwise provided in an Individual Agreement with the Participant, determine whether "Cause" exists.

(h) ***"CEO"*** means the Company's chief executive officer.

(i) ***"Change in Control"*** and "***Change in Control Price***" have the meanings set forth in Sections 14.2 and 14.3, respectively.

(j) ***"Code"*** means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto.

(k) ***"Committee"*** means, as the Board may from time to time determine, the Compensation Committee of the Board, the Board, or another committee of the Board.

(l) ***"Common Stock"*** means (1) the common stock of the Company, no par, subject to adjustment as provided in Section 4.1 *Shares Available for Issuance*; or (2) if there is a merger or consolidation and the Company is not the surviving corporation, the capital stock of the surviving corporation given in exchange for such common stock of the Company.

(m) ***"Company"*** means Team Financial, Inc., a Kansas corporation.

(n) ***"Covered Employee"*** means a Participant who has received a Management Incentive Award, Restricted Stock or Performance Units, who has been designated as such by the Committee and who is or may be a "covered employee" within the meaning of Section 162(m)(3) of the Code in the year in which the Management Incentive Award, Restricted Stock or Performance Units are expected to be taxable to such Participant.

(o) ***"Disability"*** means, unless otherwise provided by the Committee, (1) "Disability" as defined in any Individual Agreement to which the Participant is a party, or (2) if there is no such Individual Agreement, or, if such agreement does not define "Disability," then "Disability" shall be determined by the Board of Directors.

(p) ***"Dividend Equivalent Rights"*** means the right to receive cash, Stock Options, Stock Appreciation Rights or Performance Units, as determined by the Committee, in an amount equal to any dividends that would have been paid on a Stock Option, Stock Appreciation Right or a Performance Unit, as applicable, with Dividend Equivalent Rights if such Stock Option, Stock Appreciation Right or Performance Unit, as applicable, was a share of Common Stock held by the Participant on the dividend payment date. Unless the Committee determines that Dividend Equivalent Rights will be paid in cash as of the dividend payment date, such Dividend Equivalent Rights, once credited, will be converted into an equivalent number of Stock Options, Stock Appreciation Rights or Performance Units, as applicable; provided, however, that the number of shares subject to any Award will always be a whole number. Unless otherwise determined by the Committee as of the dividend payment date, if a dividend is paid in cash, the number of Stock Options, Stock Appreciation Rights or Performance Units into which a Dividend Equivalent Right will be converted will be calculated as of the dividend payment date, in accordance with the following formula:

$$(A \times B)/C$$

in which "A" equals the number of Stock Options, Stock Appreciation Rights or Performance Units with Dividend Equivalent Rights held by the Participant on the dividend payment date, "B" equals the cash dividend per share and "C" equals the Fair Market Value per share of Common Stock on the dividend payment date. Unless otherwise determined by the Committee as of the dividend payment date, if a dividend is paid in property other than cash, the number of Stock Options, Stock Appreciation Rights or Performance Units, as applicable into which a Dividend Equivalent Right will be converted will be calculated, as of the dividend payment date, in accordance with the formula set forth above, except that "B" will equal the fair market value per share of the property which the Participant would have received if the Stock Option, Stock Appreciation Right or Performance Unit, as applicable, with Dividend Equivalent Rights held by the Participant on the dividend payment date was a share of Common Stock.

(q) ***"Effective Date"*** means the date of approval, by the Company's shareholders, of the Plan.

(r) ***"Eligible Individuals"*** means officers, employees, directors and consultants of the Company or any of its Affiliates, and prospective employees, directors and consultants who have accepted offers of employment, membership on a board or consultancy from the Company or its

Affiliates, who are or will be responsible for or contribute to the management, growth or profitability of the business of the Company or its Affiliates, as determined by the Committee.

(s) ***"Exchange Act"*** means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(t) ***"Expiration Date"*** means the date on which an Award becomes unexercisable and/or not payable by reason of lapse of time or otherwise as provided in Section 6.2 *Expiration Date*.

(u) ***"Fair Market Value"*** means, except as otherwise provided by the Committee, as of any given date, the closing price for the shares on the Nasdaq Global Market, as the case may be, for the specified date, or, if the shares were not traded on either of these markets on such date, then on the next preceding date on which the shares were traded, all as reported by such source as the Committee may select.

(v) ***"Grant Date"*** means the date designated by the Committee as the date of grant of an Award.

(w) ***"Incentive Stock Option"*** means any Stock Option designated as, and qualified as, an "incentive stock option" within the meaning of Section 422 of the Code.

(x) ***"Individual Agreement"*** means a severance, employment, consulting or similar agreement between a Participant and the Company or one of its Affiliates.

(y) ***"Management Incentive Award"*** means an Award of cash, Common Stock, Restricted Stock or a combination of cash, Common Stock and Restricted Stock, as determined by the Committee.

(z) ***"Net Contribution"*** means for a Business Unit, its operating profit after-tax, less the product of (1) a percentage as determined by the Committee; and (2) the Business Unit's Capital Employed.

(aa) ***"Nonqualified Stock Option"*** means any Stock Option that is not an Incentive Stock Option.

(bb) ***"Notice"*** means the written evidence of an Award granted under the Plan in such form as the Committee will from time to time determine.

(cc) ***"Participant"*** or "***Participants***" means an Eligible Individual who is a participant, or Eligible Individuals who are participants, in the Plan.

(dd) ***"Performance Goals"*** means the performance goals established by the Committee in connection with the grant of Management Incentive Awards, Restricted Stock or Performance Units as set forth in the Notice. In the case of Qualified Performance-Based Awards, Performance Goals will be set by the Committee within the time period prescribed by Section 162(m) of the Code and related regulations, and will be based on Net Contribution, or such other performance criteria selected by the Committee, including, without limitation, the Fair Market Value of the Common Stock, the Company's or a Business Unit's market share, sales, earnings, costs, productivity, return on equity or return on Capital Employed.

(ee) ***"Performance Units"*** means an Award granted under Section 12 *Performance Units*.

(ff) ***"Plan"*** means the 2007 Stock Incentive Plan, as set forth herein and as hereinafter amended from time to time.

(gg) ***"Qualified Performance-Based Award"*** means a Management Incentive Award, an Award of Restricted Stock or an Award of Performance Units designated as such by the Committee, based upon a determination that (1) the recipient is or may be a Covered Employee; and (2) the Committee wishes such Award to qualify for the Section 162(m) Exemption.

(hh) ***"Restricted Stock"*** means an Award granted under Section 11 *Restricted Stock*.

(ii) ***"Section 162(m) Exemption"*** means the exemption from the limitation on deductibility imposed by Section 162(m) of the Code that is set forth in Section 162(m)(4)(C) of the Code.

(jj) ***"Stock Appreciation Right"*** means an Award granted under Section 10 *Stock Appreciation Rights*.

(kk) ***"Stock Option"*** means an Award granted under Section 9 *Stock Options*.

(ll) ***"Termination of Employment"*** means the termination of the Participant's employment with, or performance of services for, the Company and any of its Affiliates. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Affiliates will not be considered Terminations of Employment.

(mm) ***"Vesting Date"*** means the date on which an Award becomes vested, and, if applicable, fully exercisable and/or payable by or to the Participant as provided in Section 6.3 *Vesting*.

(nn) ***"Willful"*** means any action or omission by the Participant that was not in good faith and without a reasonable belief that the action or omission was in the best interests of the Company or its Affiliates. Any act or omission based upon authority given pursuant to a duly adopted resolution of the Board, or, upon the instructions of the CEO or any other senior officer of the Company, or, based upon the advice of counsel for the Company will be conclusively presumed to be taken or omitted by the Participant in good faith and in the best interests of the Company and/or its Affiliates.

2.2. ***Other Definitions.*** In addition, certain other terms used herein have definitions given to them in the first place in which they are used.

SECTION 3. ***Administration***

3.1. ***Committee Administration.*** The Committee is the administrator of the Plan. Among other things, the Committee has the authority, subject to the terms of the Plan:

(a) To select the Eligible Individuals to whom Awards are granted;

(b) To determine whether and to what extent Awards are granted;

(c) To determine the amount of each Award;

(d) To determine the terms and conditions of any Award, including, but not limited to, the option price, any vesting condition, restriction or limitation regarding any Award and the shares of Common Stock relating thereto, based on such factors as the Committee will determine;

(e) To modify, amend or adjust the terms and conditions of any Award, at any time or from time to time;

(f) To determine to what extent and under what circumstances Common Stock and other amounts payable with respect to an Award will be deferred;

(g) To determine under what circumstances an Award may be settled in cash or Common Stock or a combination of cash and Common Stock; and

(h) To adopt, alter and repeal administrative rules, guidelines and practices governing the Plan, to interpret the terms and provisions of the Plan, any Award, any Notice and any other agreement relating to any Award and to take any action it deems appropriate for the administration of the Plan.

3.2. ***Committee Action.*** The Committee may act only by a majority of its members then in office unless it allocates or delegates its authority to a Committee member or other person to act on its behalf. Except to the extent prohibited by applicable law or applicable rules of a stock exchange, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any other person or persons. Any such allocation or delegation may be revoked by the Committee at any time. Any determination made by the Committee or its delegate with respect to any Award will be made in the sole discretion of the Committee or such delegate. All decisions of the Committee or its delegate are final, conclusive and binding on all parties.

3.3. ***Board Authority.*** Any authority granted to the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action will control.

SECTION 4. ***Shares***

4.1. ***Shares Available For Issuance.*** The maximum number of shares of Common Stock that may be delivered to Participants and their beneficiaries under the Plan will be 400,000.

No Award will be counted against the shares available for delivery under the Plan if the Award is payable to the Participant only in the form of cash, or if the Award is paid to the Participant in cash.

To the extent any Award is forfeited, any Stock Option (or Stock Appreciation Right) terminates, expires or lapses without being exercised or any Stock Appreciation Right is exercised for cash, the shares of Common Stock subject to such Award will again become available for delivery in connection with new Awards under the Plan. To the extent any shares of Common Stock subject to an Award are tendered back prior to March __, 2017 (or, if later, the 10th anniversary of the latest re-approval of this clause by the Company's shareholders) or not delivered because such shares are (in either case) used to satisfy an applicable tax-withholding obligation, such shares will again become available for delivery in connection with new Awards under the Plan.

In the event of any corporate event or transaction, (including, but not limited to, a change in the number of shares of Common Stock outstanding), such as a stock split, merger, consolidation, separation, including a spin-off or other distribution of stock or property of the Company, any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Code) or any partial or complete liquidation of the Company, the Committee may make such substitution or adjustments in the aggregate number, kind, and price of shares reserved for issuance under the Plan, and the maximum limitation upon any Awards to be granted to any Participant, in the number, kind and price of shares subject to outstanding Awards granted under the Plan and/or such other equitable substitution or adjustments as it may determine to be appropriate; provided, however, that the number of shares subject to any Award will always be a whole number. Such adjusted price will be used to determine the amount payable in cash or shares, as applicable, by the Company upon the exercise of any Award.

4.2. ***Individual Limits.*** No Participant may be granted Stock Options and Stock Appreciation Rights covering in excess of 20,000 shares of Common Stock in any calendar year. The maximum aggregate amount with respect to each Management Incentive Award, Award of Performance Units or Award of Restricted Stock that may be granted, or, that may vest, as applicable, in any calendar year for any individual Participant is 20,000 shares of Common Stock, or the dollar equivalent of 20,000 shares of Common Stock.

SECTION 5. ***Eligibility***

Awards may be granted under the Plan to Eligible Individuals. Incentive Stock Options may be granted only to employees of the Company and its subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code).

SECTION 6. ***Terms and Conditions of Awards***

6.1. ***General.*** Awards will be in the form and upon the terms and conditions as determined by the Committee, subject to the terms of the Plan. The Committee is authorized to grant Awards independent of, or in addition to other Awards granted under the Plan. The terms and conditions of each Award may vary from other Awards. Awards will be evidenced by Notices, the terms and conditions of which will be consistent with the terms of the Plan and will apply only to such Award.

6.2. ***Expiration Date.*** Unless otherwise provided in the Notice, the Expiration Date of an Award will be the earlier of the date that is ten (10) years after the Grant Date or the date of the Participant's Termination of Employment.

6.3. ***Vesting.*** Each Award vests and becomes fully payable, exercisable and/or released of any restriction on the Vesting Date. The Vesting Date of each Award, as determined by the Committee, will be set forth in the Notice.

SECTION 7. ***Qualified Performance-Based Awards***

The Committee may designate a Management Incentive Award, or an Award of Restricted Stock or an Award of Performance Units as a Qualified Performance-Based Award, in which case, the Award is contingent upon the attainment of Performance Goals.

SECTION 8. ***Management Incentive Awards***

8.1. ***Management Incentive Awards.*** The Committee is authorized to grant Management Incentive Awards, subject to the terms of the Plan. Notices for Management Incentive Awards will indicate the Award Cycle, any applicable Performance Goals, any applicable designation of the Award as a Qualified Performance-Based Award and the form of payment of the Award.

8.2. ***Settlement.*** As soon as practicable after the later of the Vesting Date and the date any applicable Performance Goals are satisfied, Management Incentive Awards will be paid to the Participant in cash, Common Stock, Restricted Stock or a combination of cash, Common Stock and Restricted Stock, as determined by the Committee. The number of shares of Common Stock payable under the stock portion of a Management Incentive Award will equal the amount of such portion of the award divided by the Fair Market Value of the Common Stock on the date of payment.

SECTION 9. ***Stock Options***

9.1. ***Stock Options.*** The Committee is authorized to grant Stock Options, including both Incentive Stock Options and Nonqualified Stock Options, subject to the terms of the Plan. Notices will indicate whether the Stock Option is intended to be an Incentive Stock Option or a Nonqualified Stock Option, the option price, the term and the number of shares to which it pertains. To the extent that any Stock Option is not designated as an Incentive Stock Option, or, even if so designated does not qualify as an Incentive Stock Option on or subsequent to its Grant Date, it will constitute a Nonqualified Stock Option. No Incentive Stock Option will be granted hereunder on or after the 10th anniversary of the date of shareholder approval of the Plan (or, if the shareholders approve an amendment that increases the number of shares subject to the Plan, the 10th anniversary of the date of such approval); *provided*, *however*, that Incentive Stock Options granted prior to such 10th anniversary may extend beyond that date.

9.2. ***Option Price.*** The option price per share of Common Stock purchasable under a Stock Option will be determined by the Committee and will not be less than the Fair Market Value of the Common Stock subject to the Stock Option on the Grant Date.

9.3. ***Incentive Stock Options.*** The terms of the Plan addressing Incentive Stock Options and each Incentive Stock Option will be interpreted in a manner consistent with Section 422 of the Code and all valid regulations issued thereunder.

9.4. ***Exercise.*** Stock Options will be exercisable at such time or times and subject to the terms and conditions set forth in the Notice. A Participant can exercise a Stock Option, in whole or in part, at any time on or after the Vesting Date and before the Expiration Date by giving written notice of exercise to the Company specifying the number of shares of Common Stock subject to the Stock Option to be purchased. Such notice will be accompanied by payment in full to the Company of the option price by certified or bank check or such other cash equivalent instrument as the Company may accept. If approved by the Committee, payment in full or in part may also be made in the form of Common Stock (by delivery of such shares or by attestation) already owned by the optionee of the same class as the Common Stock subject to the Stock Option, based on the Fair Market Value of the Common Stock on the date the Stock Option is exercised. Notwithstanding the foregoing, the right to make payment in the form of already owned shares of Common Stock applies only to shares that have been held by the optionee for at least six (6) months at the time of exercise or that were purchased on the open market.

If approved by the Committee, payment in full or in part may also be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or broker loan proceeds necessary to pay the option price, and, if requested, by the amount of any federal, state, local or foreign withholding taxes. To facilitate the foregoing, the Company may enter into agreements for coordinated procedures with one or more brokerage firms, but any loans by a broker in connection with an exercise shall be arranged between the broker and the employee, and not by the Company.

In addition, if approved by the Committee, a Stock Option may be exercised by a "net cashless exercise" procedure whereby all or any portion of the option price and/or any required tax withholding may be satisfied by a reduction in the number of shares issued upon exercise. In that case, the number of shares of Common Stock issued upon exercise will be equal to: (a) the product of (i) the number of shares as to which the Stock Option is then being exercised on a net cashless basis, and (ii) the excess of (A) the Fair Market Value on the date of exercise, over (B) the option price and/or any required tax withholding associated with the net cashless exercise (expressed on a per share basis), divided by (b) the Fair Market Value on the date of exercise. A number of shares of Common Stock equal to the difference between the number of shares as to which the Stock Option is then being exercised and the number of shares actually issued upon such exercise will be deemed to have been retained by the Company in satisfaction of the option price and/or any required tax withholding.

9.5. ***Settlement.*** As soon as practicable after the exercise of a Stock Option, the Company will deliver to or on behalf of the optionee certificates of Common Stock for the number of shares purchased. No shares of Common Stock will be issued until full payment therefor has been made. Except as otherwise provided in Section 9.8 *Deferral of Stock Options Shares* below, an optionee will have all of the rights of a shareholder of the Company holding Common Stock, including, but not limited to, the right to vote the shares and the right to receive dividends, when the optionee has given written notice of exercise, has paid in full for such shares and, if requested, has given the representation described in Section 18 *General Provisions*. The Committee may give optionees Dividend Equivalent Rights.

9.6. ***Nontransferability.*** No Stock Option will be transferable by the optionee other than by will or by the laws of descent and distribution. All Stock Options will be exercisable, subject to the terms of the Plan, only by the optionee, the guardian or legal representative of the optionee, or any person to whom such Stock Option is transferred pursuant to this paragraph, it being understood that the term "holder" and "optionee" include such guardian, legal representative and other transferee. No Stock Option will be subject to execution, attachment or other similar process.

Notwithstanding anything herein to the contrary, the Committee may permit a Participant at any time prior to his or her death to assign all or any portion without consideration therefor of a Nonqualified Stock Option to:

(a) The Participant's spouse or lineal descendants;

(b) The trustee of a trust for the primary benefit of the Participant and his or her spouse or lineal descendants, or any combination thereof;

(c) A partnership of which the Participant, his or her spouse and/or lineal descendants are the only partners;

(d) Custodianships under the Uniform Transfers to Minors Act or any other similar statute; or

(e) Upon the termination of a trust by the custodian or trustee thereof, or the dissolution or other termination of the family partnership or the termination of a custodianship under the Uniform Transfers to Minors Act or any other similar statute, to the person or persons who, in accordance with the terms of such trust, partnership or custodianship are entitled to receive the Nonqualified Stock Option held in trust, partnership or custody.

In such event, the spouse, lineal descendant, trustee, partnership or custodianship will be entitled to all of the Participant's rights with respect to the assigned portion of the Nonqualified Stock Option, and such portion will continue to be subject to all of the terms, conditions and restrictions applicable to the Nonqualified Stock Option.

9.7. ***Cashing Out.*** On receipt of written notice of exercise, the Committee may elect to cash out all or part of the portion of the shares of Common Stock for which a Stock Option is being exercised by paying the optionee an amount, in cash or Common Stock, equal to the excess of the Fair Market Value of the Common Stock over the option price times the number of shares of Common Stock for which the Stock Option is being exercised on the effective date of such cash-out. In addition, notwithstanding any other provision of the Plan, the Committee, either on the Grant Date or thereafter, may give a Participant the right to voluntarily cash-out the Participant's outstanding Stock Options, whether or not then vested, during the sixty (60)-day period following a Change in Control. A Participant who has such a cash-out right and elects to cash-out Stock Options may do so during the sixty (60)-day period following a Change in Control by giving notice to the Company to elect to surrender all or part of the Stock Option to the Company and to receive cash, within thirty (30) days of such election, in an amount equal to the amount by which the Change in Control Price per share of Common Stock on the date of such election exceeds the exercise price per share of Common Stock under the Stock Option multiplied by the number of shares of Common Stock granted under the Stock Option as to which this cash-out right is exercised. Notwithstanding the foregoing, if any cash-out right would make a Change in Control transaction ineligible for pooling-of-interests accounting, the Committee may eliminate or modify such cash-out right.

9.8. ***Deferral of Stock Option Shares.*** The Committee may from time to time establish procedures pursuant to which an optionee may elect to defer, until a time or times later than the exercise of a Stock Option, receipt of all or a portion of the shares of Common Stock subject to such Stock Option and/or to receive cash at such later time or times in lieu of such deferred shares, all on such terms and conditions as the Committee will determine. If any such deferrals are permitted, an optionee who elects such deferral will not have any rights as a shareholder with respect to such deferred shares unless and until shares are actually delivered to the optionee with respect thereto, except to the extent otherwise determined by the Committee.

SECTION 10. ***Stock Appreciation Rights***

10.1. ***Stock Appreciation Rights.*** The Committee is authorized to grant Stock Appreciation Rights, subject to the terms of the Plan. Stock Appreciation Rights granted with a Nonqualified Stock Option may be granted either on or after the Grant Date. Stock Appreciation Rights granted with an Incentive Stock Option may be granted only on the Grant Date of such Stock Option. Notices of Stock Appreciation Rights granted with Stock Options may be incorporated into the Notice of the Stock Option. Notices of Stock Appreciation Rights will indicate whether the Stock Appreciation Right is independent of any Award or granted with a Stock Option, the price, the term, the method of exercise and the form of payment. The Committee may also grant Dividend Equivalent Rights in association with any Stock Appreciation Right.

10.2. ***Exercise.*** A Participant can exercise Stock Appreciation Rights, in whole or in part, at any time after the Vesting Date and before the Expiration Date, or, with respect to Stock Appreciation Rights granted in connection with any Stock Option, at such time or times and to the extent that the Stock Options to which they relate are exercisable, by giving written notice of exercise to the Company specifying the number of Stock Appreciation Rights to be exercised. A Stock Appreciation Right granted with a Stock Option may be exercised by an optionee by surrendering any applicable portion of the related Stock Option in accordance with procedures established by the Committee. To the extent provided by the Committee, Stock Options which have been so surrendered will no longer be exercisable to the extent the related Stock Appreciation Rights have been exercised.

10.3. ***Settlement.*** As soon as practicable after the exercise of a Stock Appreciation Right, an optionee will be entitled to receive an amount in cash, shares of Common Stock or a combination of cash and shares of Common Stock, as determined by the Committee, in value equal to the excess of the Fair Market Value on the date of exercise of one share of Common Stock over the Stock Appreciation Right price per share multiplied by the number of shares in respect of which the Stock Appreciation Right is being exercised.

Upon the exercise of a Stock Appreciation Right granted with any Stock Option, the Stock Option or part thereof to which such Stock Appreciation Right is related will be deemed to have been exercised for the purpose of the limitation set forth in Section 4 *Shares* on the number of shares of Common Stock to be issued under the Plan, but only to the extent of the number of shares delivered upon the exercise of the Stock Appreciation Right.

10.4. ***Nontransferability.*** Stock Appreciation Rights will be transferable only to the extent they are granted with any Stock Option, and only to permitted transferees of such underlying Stock Option in accordance with Section 9.6 *Nontransferability*.

SECTION 11. ***Restricted Stock***

11.1. ***Restricted Stock.*** The Committee is authorized to grant Restricted Stock, subject to the terms of the Plan. Notices for Restricted Stock may be in the form of a Notice and book-entry registration or issuance of one or more stock certificates. Any certificate issued in respect of shares of Restricted Stock will be registered in the name of such Participant and will bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

> The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions, including, but not limited to, forfeiture of the Team Financial, Inc. 2007 Stock Incentive Plan and a Restricted Stock Notice. Copies of such Plan and Notice are on file at the offices of Team Financial, Inc.

The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon will have lapsed and that, as a condition of any Award of

Restricted Stock, the Participant will have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award. The Notice or certificates will indicate any applicable Performance Goals, any applicable designation of the Restricted Stock as a Qualified Performance-Based Award and the form of payment.

11.2. ***Participant Rights.*** Subject to the terms of the Plan and the Notice or certificate of Restricted Stock, the Participant will not be permitted to sell, assign, transfer, pledge or otherwise encumber shares of Restricted Stock until the later of the Vesting Date and the date any applicable Performance Goals are satisfied. Notwithstanding the foregoing, if approved by the Committee, a Participant may pledge Restricted Stock as security for a loan to obtain funds to pay the option price for Stock Options. Except as provided in the Plan and the Notice or certificate of the Restricted Stock, the Participant will have, with respect to the shares of Restricted Stock, all of the rights of a shareholder of the Company holding Common Stock, including, but not limited to, the right to vote the shares and to receive dividends with respect to the shares; provided that, in the discretion of the Committee, cash or property payable as a dividend on Restricted Stock may be subjected to the same vesting conditions as the Restricted Stock giving rise to the payment or may be converted into a number of additional shares of Restricted Stock (again, having the same vesting conditions as the Restricted Stock giving rise to the payment) determined by dividing the amount of the cash or the fair market value of the property otherwise distributable (as determined by the Committee) by the Fair Market Value on the dividend payment date.

11.3. ***Settlement.*** As soon as practicable after the later of the Vesting Date and the date any applicable Performance Goals are satisfied and prior to the Expiration Date, unlegended certificates for such shares of Common Stock will be delivered to the Participant upon surrender of any legended certificates, if applicable.

SECTION 12. ***Performance Units***

12.1. ***Performance Units.*** The Committee is authorized to grant Performance Units, which include, among other Awards and without limitation, restricted stock units and common stock units, subject to the terms of the Plan. Notices of Performance Units will indicate any applicable Performance Goals, any applicable designation of the Award as a Qualified Performance-Based Award and the form of payment.

12.2. ***Settlement.*** As soon as practicable after the later of the Vesting Date and the date any applicable Performance Goals are satisfied, Performance Units will be paid in the manner as provided in the Notice. Payment of Performance Units will be made in an amount of cash equal to the Fair Market Value of one share of Common Stock multiplied by the number of Performance Units earned or, if applicable, in a number of shares of Common Stock equal to the number of Performance Units earned, each as determined by the Committee. The Committee may at or after the Grant Date give the Participant a right to defer receipt of cash or shares in settlement of Performance Units for a specified period or until a specified event. Subject to any exceptions adopted by the Committee, an election by a Participant to defer must be made before the commencement of the Award Cycle for the Performance Units.

SECTION 13. ***Other Awards***

The Committee is authorized to make, either alone or in conjunction with other Awards, Awards of cash or Common Stock and Awards that are valued in whole or in part by reference to, or are otherwise based upon, Common Stock, including, without limitation, convertible debentures.

SECTION 14. ***Change in Control***

14.1. ***Impact of Change in Control.*** Notwithstanding any other provision of the Plan to the contrary, in the event of a Change in Control, as of the date such Change in Control is determined to have occurred, any outstanding:

(a) Stock Options and Stock Appreciation Rights become fully exercisable and vested to the full extent of the original grant;

(b) Restricted Stock becomes free of all restrictions and deferral limitations and becomes fully vested and transferable to the full extent of all or a portion of the maximum amount of the original grant as provided in the Notice, or, if not provided in the Notice, as determined by the Committee;

(c) Performance Units become vested to the extent provided in the Notice, or if not provided in the Notice, as determined by the Committee. In addition, to the extent settlement of such Performance Units has been deferred, if the Change in Control constitutes a "change in the ownership of the Company," a "change in effective control of the Company," or a "change in the ownership of a substantial portion of the assets of the Company" (in each case as defined in Section 409A of the Code), such settlement occurs in cash or Common Stock (as determined by the Committee) as promptly as is practicable following the Change in Control; and

(d) Management Incentive Awards become fully vested to the full extent of all or a portion of the maximum amount of the original grant as provided in the Notice, or, if not provided in the Notice, as determined by the Committee, and such Management Incentive Awards will be settled in cash or Common Stock, as determined by the Committee, as promptly as is practicable following the Change in Control.

The Committee may also make additional substitutions, adjustments and/or settlements of outstanding Awards as it deems appropriate and consistent with the Plan's purposes.

14.2. ***Definition of Change in Control.*** For purposes of the Plan, a "Change in Control" will mean the happening of any of the following events:

(a) An acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of fifty percent (50%) or more of either (1) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (2) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); excluding, however, the following: (A) any acquisition directly from the Company, other than an acquisition by virtue of the exercise of a conversion privilege unless the security being so converted was itself acquired directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any entity controlled by the Company, or (D) any acquisition pursuant to a transaction which complies with Subsections (1), (2) and (3) of Subsection (c) of this Section 14.2;

(b) A change in the composition of the Board such that the individuals who, as of the Effective Date, constitute the Board (such Board will be hereinafter referred to as the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided, however, for purposes of this Section 14.2, that any individual who becomes a member of the Board subsequent to the Effective Date, whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of those individuals who are members of the Board and who were also members of the Incumbent Board (or deemed to be such pursuant to this proviso) will be considered as though such individual were a member of the Incumbent Board; but, provided further, that any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board will not be so considered as a member of the Incumbent Board;

(c) Consummation of a reorganization, merger or consolidation, sale or other disposition of all or substantially all of the assets of the Company, or acquisition by the Company of the assets or stock of another entity ("Corporate Transaction"); excluding, however, such a Corporate Transaction pursuant to which (1) all or substantially all of the individuals and entities who are the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than sixty percent (60%) of, respectively, the outstanding shares of common stock, and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (2) no Person (other than the Company, any employee benefit plan (or related trust) of the Company or such corporation resulting from such Corporate Transaction) will beneficially own, directly or indirectly, twenty percent (20%) or more of, respectively, the outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the outstanding voting securities of such corporation entitled to vote generally in the election of directors except to the extent that such ownership existed prior to the Corporate Transaction, and (3) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction; or

(d) The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

14.3. ***Change in Control Price.*** For purposes of the Plan, "Change in Control Price" means the higher of (a) the highest reported sales price, regular way, of a share of Common Stock in any transaction reported on the Nasdaq Global Market, or other national exchange on which such shares are listed during the sixty (60)-day period prior to and including the date of a Change in Control; or (b) if the Change in Control is the result of a tender or exchange offer or a Corporate Transaction, the highest price per share of Common Stock paid in such tender or exchange offer or Corporate Transaction; provided, however, that in the case of Incentive Stock Options and Stock Appreciation Rights relating to Incentive Stock Options, the Change in Control Price will be in all cases the Fair Market Value of the Common Stock on the date such Incentive Stock Option or Stock Appreciation Right is exercised. To the extent that the consideration paid in any such transaction described above consists all or in part of securities or other noncash consideration, the value of such securities or other noncash consideration will be determined by the Committee.

SECTION 15. ***Forfeiture of Awards***

Notwithstanding anything in the Plan to the contrary, the Committee may, in the event of serious misconduct by a Participant (including, without limitation, any misconduct prejudicial to or in conflict with the Company or its Affiliates, or any Termination of Employment for Cause), or any activity of a Participant in competition with the business of the Company or any Affiliate, (a) cancel any outstanding Award granted to such Participant, in whole or in part, whether or not vested or deferred, and/or (b) if such conduct or activity occurs within one year following the exercise or payment of an Award, require such Participant to repay to the Company any gain realized or payment received upon the exercise or payment of such Award (with such gain or payment valued as of the date of exercise or payment). Such cancellation or repayment obligation will be effective as of the date specified by the Committee. Any repayment obligation may be satisfied in Common Stock or cash or a combination thereof (based upon the Fair Market Value of Common Stock on the day of payment), and the Committee may provide for an offset to any future payments owed by the Company or any Affiliate to the Participant if necessary to satisfy the repayment obligation. The determination of whether a Participant has engaged in a serious breach of conduct or any activity in competition with the business of the Company or any Affiliate will be made by the Committee in good faith. This Section 15 will have no application following a Change in Control.

SECTION 16. ***Amendment and Termination***

The Committee may amend, alter, or discontinue the Plan or any Award, prospectively or retroactively, but no amendment, alteration or discontinuation may impair the rights of a recipient of any Award without the recipient's consent, except such an amendment made to comply with applicable law, stock exchange rules or accounting rules.

No amendment will be made without the approval of the Company's shareholders to the extent such approval is required by applicable law or stock exchange rules, or to the extent such amendment increases the number of shares available for delivery under the Plan. Without the approval of the Company's shareholders, the Committee will not reduce the option price of a Stock Option after the Grant Date or cancel an outstanding Stock Option and grant a new Stock Option with a lower exercise price in substitution therefor (other than, in either case, in accordance with the adjustment provisions in the last paragraph of Section 4.1).

SECTION 17. ***Unfunded Status of Plan***

It is presently intended that the Plan constitute an "unfunded" plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; provided, however, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the "unfunded" status of the Plan.

SECTION 18. ***General Plan Provisions***

18.1. ***General Provisions.*** The Plan will be administered in accordance with the following provisions and any other rule, guideline and practice determined by the Committee:

(a) Each person purchasing or receiving shares pursuant to an Award may be required to represent to and agree with the Company in writing that he or she is acquiring the shares without a view to the distribution of the shares.

(b) The certificates for shares issued under an Award may include any legend which the Committee deems appropriate to reflect any restrictions on transfer.

(c) Notwithstanding any other provision of the Plan, any Award, any Notice or any other agreements made pursuant thereto, the Company is not required to issue or deliver any shares of Common Stock prior to fulfillment of all of the following conditions:

(i) Listing or approval for listing upon notice of issuance, of such shares on the Nasdaq Global Market, or such other securities exchange as may at the time be the principal market for the Common Stock;

(ii) Any registration or other qualification of such shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee deems necessary or advisable; and

(iii) Obtaining any other consent, approval, or permit from any state or federal governmental agency which the Committee deems necessary or advisable.

(d) The Company will not issue fractions of shares. Whenever, under the terms of the Plan, the aggregate number of shares required to be issued to a Participant at a particular time includes a fractional share, one additional whole share will be issued to the Participant in lieu of and in satisfaction for that fractional share.

(e) In the case of a grant of an Award to any Eligible Individual of an Affiliate of the Company, the Company may, if the Committee so directs, issue or transfer the shares of Common Stock, if any, covered by the Award to the Affiliate, for such lawful consideration as the Committee may specify, upon the condition or understanding that the Affiliate will transfer the shares of Common Stock to the Eligible Individual in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. All shares of Common Stock underlying Awards that are forfeited or canceled revert to the Company.

18.2. ***Employment.*** The Plan will not constitute a contract of employment, and adoption of the Plan will not confer upon any employee any right to continued employment, nor will it interfere in any way with the right of the Company or an Affiliate to terminate at any time the employment of any employee or the membership of any director on a board of directors or any consulting arrangement with any Eligible Individual.

18.3. ***Tax Withholding Obligations.*** No later than the date as of which an amount first becomes includible in the gross income of the Participant for federal income tax purposes with respect to any Award under the Plan, the Participant will pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes of any kind required by law to be withheld with respect to such amount. Unless otherwise determined by the Company, withholding obligations may be settled with Common Stock, including Common Stock that is part of the Award that gives rise to the withholding requirement; provided, that not more than the legally required minimum withholding may be settled with Common Stock. The obligations of the Company under the Plan will be conditional on such payment or arrangements, and the Company and its Affiliates will, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to the Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

18.4. ***Beneficiaries.*** The Committee will establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of the Participant's death are to be paid or by whom any rights of the Participant, after the Participant's death, may be exercised.

18.5. ***Governing Law.*** The Plan and all Awards made and actions taken thereunder will be governed by and construed in accordance with the laws of the State of Kansas, without reference to principles of conflict of laws. Notwithstanding anything herein to the contrary, in the event an Award is granted to Eligible Individual who is employed or providing services outside the United States and who is not compensated from a payroll maintained in the United States, the Committee may modify the provisions of the Plan and/or any such Award as they pertain to such individual to comply with and account for the tax and accounting rules of the applicable foreign law so as to maintain the benefit intended to be provided to such Participant under the Award.

18.6. ***Nontransferability.*** Except as otherwise provided in Section 9 *Stock Options* and Section 10 *Stock Appreciation Rights*, or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.

18.7. ***Severability.*** Wherever possible, each provision of the Plan and of each Award and of each Notice will be interpreted in such a manner as to be effective and valid under applicable law. If any provision of the Plan, any Award or any Notice is found to be prohibited by or invalid under applicable law, then (a) such provision will be deemed amended to and to have contained from the outset such language as will be necessary to accomplish the objectives of the provision as originally written to the fullest extent permitted by law; and (b) all other provisions of the Plan and any Award will remain in full force and effect.

18.8. ***Strict Construction.*** No rule of strict construction will be applied against the Company, the Committee or any other person in the interpretation of the terms of the Plan, any Award, any Notice, any other agreement or any rule or procedure established by the Committee.

18.9. ***Shareholder Rights.*** Except as otherwise provided herein, no Participant will have dividend, voting or other shareholder rights by reason of a grant of an Award or a settlement of an Award in cash.

SECTION 19. ***Execution; Adoption Contingent on Shareholder Approval***

To record the adoption of the Plan by the Board of Directors, the Company has caused its authorized officer to execute the same; provided, however, that the Plan shall not be deemed to have been adopted or to have been put into effect by the Company except when, as and if approved by the shareholders of the Company, on the Effective Date.

TEAM FINANCIAL, INC.

By: Robert J. Weatherbie

Robert J. Weatherbie,
Chief Executive Officer

CORPORATE INFORMATION

Team Financial, Inc. Directors
Robert J. Weatherbie, Chairman
Michael L. Gibson
Carolyn S. Jacobs
Jerry D. Weisner
Keith B. Edquist
Denis A. Kurtenbach
Kenneth L. Smith
Harold G. Sevy
Gregory D. Sigman

Team Financial, Inc. Officers
Robert J. Weatherbie, Chairman and CEO
Richard J. Tremblay, CFO
Lois Rausch, Corporate Secretary
Carolyn S. Jacobs, Corporate Treasurer

Team Financial, Inc. Wholly Owned Subsidiaries
TeamBank, N.A.
Robert J. Weatherbie, President and CEO

Colorado National Bank
David Alley, President and CEO

Stock Listing Information
The stock of Team Financial, Inc. is traded under the symbol "TFIN".

Stock Transfer Agent
Computershare Trust Company Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
(303) 262-0600

Website
www.teamfinancialinc.com

Market Makers
D.A. Davidson & Co.
Two Centerpoint Drive, Suite 400
Lake Oswego, Oregon 97035
(800) 249-2610

Howe Barnes Investments, Inc.
135 South LaSalle Street
Chicago, Illinois 60603
(800) 800-4693

Investor Relations
Stockholder inquiries regarding
Team Financial, Inc. should be directed to:
Richard J. Tremblay, CFO
P.O. Box 402
Paola, Kansas 66071
(913) 294-9667

Corporate Legal Counsel
Hartley, Nicholson & Hartley, P.A.

Corporate Public Accountants
KPMG LLP

Team Financial, Inc.


Ft. Calhoun
OMAHA
Bellevue
IOWA
ILLINOIS
NEBRASKA
MISSOURI
COLORADO
Monument
Colorado Springs
KANSAS
Iola
Parsons
Nevada
Lamar
OKLAHOMA
ARKANSAS
KANSAS CITY METRO AREA
DeSoto
Prairie Village
Spring Hill
Ottawa
Paola
Osawatomie

END